                                      Filed Pursuant to Rule 424(b)(1)
                                      Registration No. 333-87257

--------------------------------------------------------------------------------
           4,000,000 shares of common stock          $18.00 per share

                               [Andover.Net LOGO]


--------------------------------------------------------------------------------

      This is our initial public offering and no public market currently             Andover.Net, Inc.
      exists for our shares. The initial public offering price is $18.00 per         50 Nagog Park
      share. This price may not reflect the market price of our shares after         Acton, MA 01720
      this offering.
                                                                                     Nasdaq National Market
                                                                                     Symbol:  ANDN

                      THE OFFERING                   PER SHARE      TOTAL
      Public Offering Price........................   $18.00     $72,000,000
      Underwriting Discount........................   $ 1.17     $ 4,680,000
      Proceeds to Andover.Net......................   $16.83     $67,320,000

      We have granted the underwriters the right to purchase up to 600,000 additional shares within 30 days to cover any over-allotments. The underwriters expect to deliver shares of common stock to purchasers on December 13, 1999.

      The method of distribution being used by the underwriters in this offering differs somewhat from that traditionally employed in firm commitment underwritten public offerings. In particular, the public offering price and allocation of shares were determined primarily by an auction process conducted by the underwriters and other securities dealers participating in the offering. A more detailed description of this process is included in "Plan of Distribution."

--------------------------------------------------------------------------------
THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY
  IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS"
                                BEGINNING ON PAGE 4.
--------------------------------------------------------------------------------


      Neither the Securities and Exchange Commission nor any state                   OPEN IPO WR HAMBRECHT & CO [LOGO]
      securities commission has approved or disapproved of these se-
      curities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

    WR HAMBRECHT & CO [LOGO]
                                 ADVEST, INC.
                                                             DLJdirect INC.

--------------------------------------------------------------------------------

                The date of this prospectus is December 8, 1999

                               [ANDOVER.NET LOGO]



                            ANDOVER.NET PAGE VIEWS -
                         45.9 MILLION, September, 1999


                                  [PIE CHART]

Linux/Open Source Sites................................. 61.2%
  Slashdot.............................................. 46.3%
  Freshmeat.net......................................... 12.3%
  FreeCode..............................................  2.6%
Cross-Platform Sites.................................... 37.4%
Windows Site............................................  1.4%
[SLASHDOT LOGO]
[FREECODE LOGO]
[FRESHMEAT.NET LOGO]

Source: ABC Interactive, Audit Bureau of Verification Services, Inc. a subsidiary of Audit Bureau of Circulations, September 1999.

Percentages are based on total number of audited page views for one month ended September 30, 1999.

LINUX/OPEN SOURCE SITES


SLASHDOT.ORG
News for Nerds. Stuff that Matters. A leading voice for the Open Source community.

    [Screen Shot]               http://www.andover.net


FRESHMEAT.NET                              FREECODE
One of the largest downloadable Linux      A comprehensive archive
software application repositories.         of free source code.


    [Screen Shot]                                [Screen Shot]


THINKGEEK
An online retailer of Linux/Open Source gifts,   [Screen Shot]
books and paraphernalia.

[ANDOVER.NET LOGO]
CROSS-PLATFORM SITES

DAVECENTRAL                   MEDIABUILDER                    ANDOVER NEWS
Over 10,000 downloadable      Complete online multimedia      Searchable computer-industry news
products for both Linux       resource center, including      and editorials.
and Windows.                  online tools.

[Screen Shot]                 [Screen Shot]                   [Screen Shot]


IT MANAGER'S JOURNAL                        INTERNET TRAFFIC REPORT
Editorials and summaries for                Monitors the flow of data around
IT managers.                                the world.

[Screen Shot]                               [Screen Shot]


WINDOWS SITE

SLAUGHTERHOUSE
Free Windows applications and news.

[Screen Shot]

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
The Offering................................................    2
Summary Financial Data......................................    3
Risk Factors................................................    4
Special Note Regarding Forward Looking Statements...........   13
Use of Proceeds.............................................   14
Dividend Policy.............................................   14
Capitalization..............................................   15
Dilution....................................................   16
Selected Financial Data.....................................   18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   20
Business....................................................   31
Management..................................................   43
Principal Stockholders......................................   50
Relationships with Andover.Net and Related Transactions.....   53
Description of Capital Stock................................   56
Shares Eligible for Future Sale.............................   59
Plan of Distribution........................................   60
Legal Matters...............................................   65
Experts.....................................................   65
Where You Can Find More Information.........................   66
Index to Financial Statements...............................  F-1

                            ------------------------

     Andover.Net and the Andover.Net logo are trademarks of Andover.Net, Inc. All other trademarks, tradenames or copyrights referred to in this prospectus are the property of their respective owners.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the financial statements and notes appearing elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully.

Our Business:  Andover.Net owns and operates a network of web sites, including
               Slashdot.org, Freshmeat.net and Mediabuilder.com, that provides news, online user forums, downloadable software, information and online web site development tools. Our network has a strong focus on the Linux operating system in particular and, more generally, on Open Source software. Visitors to our network are primarily software programmers, web site developers and other technology professionals. In September 1999, we had over two million individuals, or unique visitors, visit our web sites. These visitors viewed over 45 million individual web pages, or page views. The demographics of our technology-oriented visitors provide an attractive medium for advertising on our network, and consequently our primary source of revenue is advertising. For the year ended September 30, 1999, Andover.Net had over 130 advertisers on our network of web sites. Our top five advertisers based on total revenues for the year ended September 30, 1999 were EarthWeb, IBM, CNET, Broadcast.com and Silicon Graphics. While most of our revenue since 1996 has come from advertising, we also generate revenues from our electronic commerce, or e-commerce, offerings, which currently consist primarily of the online sale of compact discs of animated graphics and of Linux and Open Source related gifts, books and paraphernalia.

The Marketplace:
               The Open Source movement is a collaborative approach to the development, testing and modification of software and has emerged as an alternative to traditional proprietary software development. In contrast to proprietary software, Open Source software may be easily modified by users so that they may customize it to meet their needs. Additionally, Open Source software is either free or available for less than $100. The growth of the Internet has greatly increased the scale and efficiency of Open Source development by enabling large communities of independent developers to collaborate online. The viability of the Open Source movement is evidenced in part by the announcements of major technology industry leaders, including IBM, Intel and Hewlett-Packard, that they are developing products that will incorporate and interface with Linux. Linux, an operating system developed by Linus Torvalds in 1991, is probably the most well-known Open Source software product. The ability of programmers to modify Linux and share those modifications with the public has proven to be so effective in the marketplace that according to International Data Corporation, Linux based operating systems accounted for approximately 17% of all newly licensed shipments of server operating systems in 1998, an increase of 212% from the previous year. Andover.Net participates in this marketplace by providing an online resource for developers and programmers to gather and exchange information, download new and updated versions of software programs and retrieve free programming code.

Our Network:   We combine our Linux and, more generally, Open Source web sites with our other web sites to provide programmers and developers with online resources. The majority of these online resources, including news and online tools, are generated by us. At our community web site, Slashdot.org, our visitors create content by commenting on various news stories that are posted throughout the day. Third parties develop most of the downloadable software that visitors can access through our network. Our network is integrated by multiple links and cross-references which simplify navigation between web sites. Some of our web sites provide information and news solely about Linux or Open Source software.
               Our Cross-Platform web sites provide information, online resources and free software that are helpful to users of Linux, Windows, Unix and other operating systems. The web sites which we own and maintain include:

                       LINUX/OPEN SOURCE          CROSS-PLATFORM                WINDOWS
                       - slashdot.org             - davecentral.com             - slaughterhouse.com
                       - freshmeat.net            - mediabuilder.com
                       - freecode.com             - andovernews.com
                       - thinkgeek.com            - itmanagersjournal.com
                                                  - internettrafficreport.com

--------------------------------------------------------------------------------

Our History:   Andover.Net was incorporated in Massachusetts in 1992 as Andover
               Advanced Technologies, Inc. Originally, as a software publisher, we licensed, developed, marketed and distributed packaged software. Beginning in March 1997, we significantly changed our business model to focus on providing technology-related content on the World Wide Web, or web, and we shifted to an advertising-based revenue model. Between June and August of 1999, we acquired Slashdot.org, Freshmeat.net and Animation Factory to help further that strategy. In September 1999, we changed our name to Andover.Net, Inc. and reincorporated in Delaware. Despite our growing number of page views and unique visitors, we have a limited operating history and a history of significant losses.
               For the fiscal year ended September 30, 1999, we incurred a loss of $5.4 million and $11.0 million on a pro forma basis.
               Additionally, as of September 30, 1999, we had accumulated a deficit of approximately $8.2 million and $20.4 million on a pro forma basis. The pro forma results assume that our acquisitions of Slashdot.org and Animation Factory occurred on October 1,
               1998. We anticipate incurring losses for the foreseeable future.
               Finally, we operate in a highly competitive market where barriers to entry are low, additional competitors may emerge quickly and numerous companies compete for a limited supply of potential advertising customers.

                                  THE OFFERING

Type of Security.............................  Common stock
Common stock offered.........................  4,000,000 shares
Common stock to be outstanding after the
  offering...................................  15,000,000 shares
Use of proceeds..............................  For redemption of redeemable preferred stock, potential strategic acquisitions and general
                                               corporate purposes, including working
                                               capital. See "Use of Proceeds."
Proposed Nasdaq National Market symbol.......  ANDN

     References to "we," "us" or "Andover.Net" shall refer to Andover.Net, Inc. and all predecessor entities.

     Except as otherwise noted, all information in this prospectus assumes:

     - no exercise of the underwriters' over-allotment option;
     - no exercise of those options to purchase shares of common stock remaining outstanding after the completion of this offering;
     - that the 111,111, 6,172 and 11,111 shares of common stock to be issued upon the closing of this offering, based on an offering price of $18.00 per share, in connection with our recent acquisitions of Slashdot.org, Freshmeat.net and Animation Factory, respectively, have not been issued because the issuance of these shares is contingent on the completion of this offering and our continued employment of the key employees of Slashdot.org, Freshmeat.net and Animation Factory;
     - the conversion of all outstanding shares of Series B convertible preferred stock into 3,017,133 shares of our common stock immediately prior to the closing of this offering;
     - the redemption of all outstanding shares of Series A redeemable preferred stock immediately prior to the closing of this offering;
     - the completion of a 5.0238 for 1 stock split effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part; and
     - an increase in our authorized common stock to 100,000,000 shares and the authorization of 1,000,000 shares of undesignated preferred stock effective immediately prior to the closing of this offering.

     Our headquarters are located at 50 Nagog Park, Acton, Massachusetts, 01720, and our telephone number is (978) 635-5300. Information about Andover.Net is available at www.andover.net.

--------------------------------------------------------------------------------

                             SUMMARY FINANCIAL DATA

     The following table summarizes the financial data of our business. The pro forma 1999 statements of operations data give effect to the automatic conversion of the Series B convertible preferred stock, issued to a group of accredited investors in September 1999, into common stock and the effects of the acquisition of Slashdot.org and Animation Factory. See Note 2(j) of the Financial Statements and Notes thereto for discussion of pro forma basic and diluted net loss per share.

                                                             YEAR ENDED SEPTEMBER 30,
                                                  ----------------------------------------------
                                                                                       PRO FORMA
                                                   1996     1997     1998     1999       1999
                                                  ------   ------   ------   -------   ---------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues.......................................   $  316   $  741   $1,290   $ 2,121   $  2,629
Gross profit...................................      287      438      963     1,388      1,623
Loss from operations...........................     (573)    (590)    (445)   (5,055)    (8,376)
Net loss.......................................     (654)    (664)    (474)   (5,433)   (11,027)
Net loss attributable to common stockholders...     (654)    (705)    (608)   (5,787)   (11,381)
Basic and diluted net loss per share
  attributable to common stockholders..........   $(0.38)  $(0.29)  $(0.12)  $ (0.78)  $  (1.51)
Basic and diluted weighted average common
  shares outstanding...........................    1,763    2,468    5,110     7,419      7,564
Pro forma basic and diluted net loss per share
  attributable to common stockholders..........                              $ (0.75)  $  (1.45)
Pro forma basic and diluted weighted average
  common shares outstanding....................                                7,703      7,848

     The following table summarizes our balance sheet data as of September 30, 1999. The pro forma column gives effect to the automatic conversion of the Series B convertible preferred stock into 3,017,133 shares of common stock including the non recurring interest charge of $12.2 million related to the beneficial conversion feature of the Series B convertible preferred stock and the classification as a current liability of the dividend payable of $447,000 for the Series A redeemable preferred stock. The effects of the Slashdot.org and Animation Factory acquisitions are included in the actual September 30, 1999 balance sheet data below, as such acquisitions were consummated before September 30, 1999. The pro forma as adjusted column reflects the sale of 4,000,000 shares of common stock offered by Andover.Net at an initial public offering price of $18.00 per share, after deducting the underwriting discount and assumed offering expenses and the automatic redemption of all outstanding shares of Series A redeemable preferred stock, including $447,000 of accrued dividends, for $4.8 million which will occur upon the closing of this offering. See "Use of Proceeds" and "Capitalization."

                                                                    AS OF SEPTEMBER 30, 1999
                                                            ----------------------------------------
                                                                                          PRO FORMA
                                                            ACTUAL       PRO FORMA       AS ADJUSTED
                                                            -------      ---------       -----------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................................  $ 9,871       $ 9,871          $71,391
Working capital...........................................    8,014         7,567           70,019
Total assets..............................................   14,440        14,440           74,575
Long-term obligations, less current portion...............      762           762              762
Redeemable preferred stock................................    4,800         4,353               --
Redeemable convertible preferred stock....................   12,669            --               --
Stockholders' equity (deficit)............................   (6,313)        6,356           72,676

--------------------------------------------------------------------------------

                                  RISK FACTORS

     You should carefully consider the following risks and all other information contained in this prospectus before you decide to buy our common stock. We have included a discussion of each material risk that we have identified as of the date of this prospectus. However, additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or operating results could suffer. If this occurs, the trading price of our common stock could decline, and you could lose all or part of the money you paid to buy our common stock.

                          RISKS RELATED TO ANDOVER.NET

WE HAVE ONLY BEEN OPERATING AS AN INTERNET COMPANY SINCE MARCH 1997.

     Although we began operating in May 1992, we only commenced our Internet focus in March 1997. Prior to that time we were engaged in the business of software publishing and derived our revenue from sales of packaged software products. We discontinued this aspect of our business during the second quarter of fiscal 1997 and commenced our current business which generates revenues primarily from advertising sales. Thus, we have a limited operating history in our current market upon which you can evaluate our business. The limited amount of information about us makes it difficult for you to predict whether we will be successful. We are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services.

     We might not be successful in addressing these risks or other risks we may face. If we are unable to address these risks adequately, our business, results of operations and financial condition may suffer.

WE EXPECT TO INCUR SUBSTANTIAL LOSSES IN THE FUTURE.

     We have incurred operating losses since our inception in 1992. We had net losses of approximately $474,000 for the year ended September 30, 1998 and $5.4 million for the year ended September 30, 1999. As of September 30, 1999, we had an accumulated deficit of $8.2 million. We expect to incur significant losses in the near term as we substantially increase our sales and marketing, general and administrative, and research and development expenses. In addition, we are investing considerable resources in our expansion strategies. As a result, we cannot be certain when or if we will achieve sustained profitability. Failure to become and remain profitable may materially and adversely affect the market price of our common stock and our ability to raise capital and continue operations.

ATTEMPTS TO EXPAND BY MEANS OF ACQUISITIONS AND STRATEGIC ALLIANCES MAY NOT BE SUCCESSFUL.

     We intend to expand our operations or market presence by entering into business combinations, investments, joint ventures or other strategic alliances both in the United States and internationally. We may not, however, be able to enter into such combinations and alliances. Furthermore, any such expansion may harm our operational efficiency, financial performance and relationships with employees and third parties. Our ability to expand in this way may be limited due to the many financial and operational risks accompanying these transactions. For example:

     - we may have difficulty assimilating the operations, technology and personnel of any acquired companies;

     - the allocation of resources to consummate these transactions may disrupt our business;

     - we may have problems retaining key technical and managerial personnel from acquired companies;

     - we may experience one-time, in-process research and development charges as well as ongoing expenses associated with deferred compensation and amortization of goodwill and other purchased intangible assets;

     - our stockholders will be diluted if we issue equity to fund these transactions;

     - acquired businesses may initially be unprofitable resulting in our assumption of operating losses and increased expenses;

     - our reputation may be harmed if the Linux, and more generally Open Source, or Linux/Open Source, communities do not approve of these transactions; and

     - our relationships with existing employees, customers and business partners may be weakened or terminated as a result of these transactions.

     Furthermore, we have acquired and intend to continue to acquire complementary web sites, companies, technologies, services and products as appropriate opportunities arise. If we identify an appropriate acquisition opportunity, we might not be able to negotiate the terms of that acquisition successfully, obtain financing or integrate the acquired company's personnel and operations. We may also have difficulty continuing to acquire web sites and other Internet media properties at the prices historically paid due to the escalation of Internet media valuations. If we make acquisitions outside of our core business, assimilating the acquired technology, services or products into our operations could be difficult. This may cause a disruption in our ongoing business, distract management and make it difficult to maintain standards, controls and procedures. In addition, we might be required to incur debt or issue equity securities to pay for any future acquisitions. If the market price for acquisition targets increases substantially, our business, results of operations and financial condition could suffer.

WE RELY ON THE GROWTH OF THE LINUX/OPEN SOURCE MOVEMENT.

     Our business relies on growth in the use of Linux and other Open Source operating systems. Generally, this software is provided for free or for less than $100. If the Open Source community of third-party software developers does not continue to improve the functionality of the Linux operating system, or fails to introduce new Open Source software or software enhancements, or develops predominantly expensive, proprietary software, the use of these operating systems may not increase and our business, results of operations and financial condition will suffer.

NEGATIVE REACTION WITHIN THE OPEN SOURCE COMMUNITY TO OUR BUSINESS STRATEGY COULD HARM OUR REPUTATION AND BUSINESS.

     Some members of the Open Source community have criticized the commercialization of the Open Source movement through activities such as licensing proprietary versions of Open Source software, providing services to the users of Open Source software and selling advertisements to companies that seek access to the user group that visits web sites dedicated to Open Source software. We provide services to the users of Open Source software and sell advertisements on our web sites. This type of negative reaction, if widely shared by our visitors or the rest of the Open Source community, could harm our reputation and diminish the Andover.Net brand. Our business, results of operations and financial condition could suffer accordingly.

WE HAVE A SIGNIFICANT AMOUNT OF NET INTANGIBLE ASSETS.

     We had approximately $3.2 million of net intangible assets as of September 30, 1999. Of these intangible assets $2.8 million relates to goodwill. If we are unable to recover the recorded amounts of our intangible assets, our business, results of operations and financial condition will suffer.

HISTORICALLY WE HAVE GRANTED OPTIONS TO PURCHASE COMMON STOCK AT LOW EXERCISE PRICES.

     Historically we have granted employees options to purchase our common stock at exercise prices less than fair market value. During the year ended September 30, 1999, we granted options to purchase 912,698 shares of common stock to employees and non-employee directors with exercise prices ranging from $0.03 to $1.07 per share. We have recognized additional compensation expense of $1,023,000 for the year ending September 30, 1999 relating to the difference between the exercise price of the options and the fair value of our common stock. We will recognize additional compensation expenses of $5.2 million as the options vest over the next four years which will dilute any earnings that we may achieve.

OUR HEAVY RELIANCE ON ADVERTISING REVENUES, WHICH ACCOUNTED FOR 95% OF OUR REVENUES FOR THE YEAR ENDED SEPTEMBER 30, 1999, COULD IMPACT OUR OPERATING RESULTS.

     Advertising revenues accounted for 95% of our revenues for the year ended September 30, 1999. As we execute our Internet strategy, we expect to continue to derive a majority of our revenue from advertising on our network for the foreseeable future. We may not generate these revenues if advertisers do not maintain or increase their current levels of Internet advertising. Advertisers that currently advertise on the Internet may reduce or eliminate this form of advertising, and advertisers that have traditionally relied upon other advertising media may be reluctant to begin to advertise on the Internet.

     Moreover, widespread adoption of currently available software programs that limit or prevent advertisements from being delivered to an Internet user's computer would negatively affect the commercial viability of Internet advertising and would further deter advertisers from increasing or maintaining current levels of Internet advertising. Our ability to execute our Internet strategy successfully will suffer if the market for Internet advertising fails to develop or develops more slowly than expected.

     Different pricing models are used to sell advertising on the Internet. It is difficult to predict which, if any, will emerge as the industry standard. We currently use two different models to sell advertising. We sell advertisements such as large and small banner advertisements and display advertisements to customers on a month to month basis. Additionally, we enter into sponsorship arrangements with some customers that include four to six month agreements, more complex advertisements and preferential placement on our network. If we cannot quickly and successfully respond to changes in pricing models for Internet advertising, or identify and adopt any industry standards that may emerge, we will not be able to attract a sufficient number of advertising customers, and our Internet advertising strategy will fail.

     We expect that it will be important to our advertisers that we accurately measure the demographics of the visitors to our network. If we are unable to provide this demographic data for any reason, or if it becomes costly to do so, then companies may choose not to advertise on our network or may pay less for advertising on our network.

     While we currently engage in limited e-commerce through our online sales of animation compact discs and Linux and Open Source related gifts, books and paraphernalia and subscriptions to animation archives, we intend to expand the scope of our e-commerce offerings through a combination of internal development and strategic acquisitions. If our e-commerce strategy does not generate a significant amount of revenue, then we expect to depend primarily on advertising revenues for the foreseeable future. As a result, the level of advertising revenues in each quarter is likely to significantly affect our quarterly revenues and operating results. Our selling and marketing, general and administrative, research and development, barter advertising, amortization of deferred compensation, amortization of intangible assets and compensation related to acquisitions expenses are based on expectations of future revenues and are relatively fixed in the short term. Operating expenses totaled approximately $6.4 million during the year ended September 30, 1999. If our advertising and other revenues are lower than expected, we might not be able to reduce spending quickly. In addition, we intend to significantly increase operating expenses to expand our business. Any shortfall in revenues would have a direct impact on operating results for a particular quarter, and these fluctuations could affect the market price of our common stock.

48% OF OUR CASH ADVERTISING REVENUES COMES FROM OUR TOP 10 ADVERTISERS.

     We have derived our revenues to date from a limited number of advertising customers, and we expect that a limited number of advertisers will continue to account for a significant portion of our revenues. For the year ended September 30, 1999, cash revenues represented 73% of our total revenue, and barter revenues of approximately $570,000 represented the remaining 27% of our total revenue. In particular, IBM accounted for approximately 14% of our cash advertising revenues for the year ended September 30, 1999, and our top ten advertisers accounted for an aggregate of approximately 48% of our cash advertising revenues for the year ended September 30, 1999. Moreover, we generally sell advertising through the use of insertion order agreements, which are short-term orders to place advertisements on our web sites. These agreements are subject to cancellation with no minimum notice requirement. Current advertisers may not continue to purchase advertising from us, or we may not be able to attract additional advertisers. If we lose one or more of the advertisers that represent a material portion of our revenues, or if we experience the non-payment or late payment of amounts due by a significant advertiser, our business, results of operations and financial condition could suffer.

WE MAY FAIL TO DEVELOP AND PROMOTE OUR NETWORK EFFECTIVELY, WHICH MAY PREVENT US FROM ATTRACTING NEW VISITORS AND ADVERTISERS TO OUR NETWORK.

     Enhancing our network is critical to our ability to increase our revenue because we deliver services and content to users through our network, and we display advertisements on our network. We intend to enhance our network by internally creating and externally acquiring additional complementary web sites. Some of the content currently on our web sites is developed by us. Other content is developed by third parties and posted on our network. In order to attract and retain Internet users and advertisers, we intend to substantially increase our expenditures to further promote and develop our network. Our success in developing and promoting the Andover.Net network will also depend on our ability to provide high quality content, features and functionality. If we fail to promote our network successfully or if visitors to our network or advertisers do not perceive our services to be useful, current or of high quality, our business, results of operations and financial condition will suffer.

WE DEPEND ON AN EFFECTIVE DIRECT SALES FORCE.

     We depend on our direct sales force of 13 people to sell advertising on our network. This dependence involves the following risks:

     -  the need to increase the size of our direct sales force;

     - the need to hire, retain, integrate and motivate additional sales and sales support personnel;

     -  lack of experience of our two new sales personnel; and

     - competition from other companies in hiring and retaining sales personnel.

     Our business, results of operations and financial condition may suffer if we do not maintain an effective direct sales force.

WE FACE INTENSE COMPETITION IN OUR INDUSTRY.

     The market for Internet-based content offerings and services is relatively new, intensely competitive and rapidly changing. Since the advent of commercial services on the Internet, the number of online services competing for users' attention and spending has proliferated. We expect that competition will continue to intensify. We compete with other web sites which are aimed specifically at Linux/Open Source users as well as other companies that direct some of their overall web content and services at the Internet professional community. We also compete for circulation with general interest portal and destination web sites as well as traditional media.

     In addition, the competition in the sale of advertising on the Internet, including competition from Internet portals and other high-traffic sites, is intense. Advertising rates are primarily based on the amount of traffic on a web site and the demographics of the visitors to the web site. This competition has resulted in a wide range of rates quoted by different vendors for a variety of advertising services. As a result, we cannot accurately predict the future levels of Internet advertising revenues that we will realize. Most of the advertisements on our network are large or small banner advertisements or larger, more complex display advertisements which are viewed by visitors to our web sites. The prices for Internet advertising may also be affected by competition among current and future suppliers of Internet navigational services or web sites and advertising networks. This, together with competition with other traditional media for advertising placements, could result in significant price competition, reduced pricing for Internet advertising and reductions in our advertising revenues.

     An important part of our strategy is to develop and increase the reputation of our brand names. If we are unable to do so, or if our competitors develop their brand names more successfully than we do, our future growth, business, results of operations and financial condition would suffer.

     Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products and services than we can. We might not be able to compete successfully against our current or future competitors.

WE MIGHT NOT BE ABLE TO ADEQUATELY MANAGE OUR GROWTH.

     Our network's page views have increased from approximately 6.5 million for the month ended September 30, 1998 to approximately 45 million for the month ended September 30, 1999. In connection with that growth, we have increased the number of our employees from 11 to 49 over the same period. Our recent growth has placed, and will continue to place, a significant strain on our managerial, operational and financial resources. We must continue to implement and improve our operational and financial systems and expand, train and manage our employee base to manage this future growth. We also intend to establish or acquire additional web sites which will create additional operational and management complexities. In addition, we expect that our operational and management systems will face increased strain as a result of the expansion of our content offerings and services. We might not be able to manage effectively the expansion of our operations and systems, and our procedures and controls might not be adequate to support our operations. In addition, our management might not be able to make and execute decisions rapidly enough to exploit market opportunities for the expansion of our content offerings and services. If we are unable to manage our growth effectively, our business, results of operations and financial condition would suffer.

WE DEPEND ON THE CONTINUED SERVICE OF OUR KEY OFFICERS.

     Our future success depends on the continued services of a number of key officers including Bruce A. Twickler, President, Chief Executive Officer and Chairman, Adam B. Green, Chief Technology Officer and Peter A. Phelps, Chief Financial Officer. The loss of the technical knowledge and industry expertise of any of these officers could seriously impede our success. If we lose one or a group of our key employees, particularly to a competitor, our business, financial condition and results of operations could suffer.

WE ARE VULNERABLE TO UNEXPECTED NETWORK INTERRUPTIONS CAUSED BY SYSTEM FAILURES, WHICH MAY RESULT IN REDUCED VISITOR TRAFFIC ON OUR NETWORK, DECREASED REVENUE AND HARM TO OUR REPUTATION.

     Substantially all of our communications hardware and other hardware related to our web sites is located at one location. Fire, floods, hurricanes, tornadoes, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems. In addition, our servers are vulnerable to computer viruses, electronic break-ins, human error and other similar disruptive problems which could adversely affect our systems and web sites. We could lose revenue and suffer damage to our reputation if any of these occurrences affected our systems because we would have decreased visitor traffic on our network. Our insurance policies may not adequately compensate us for any losses that may occur due to failures or interruptions in our systems.

OUR SYSTEMS MAY FAIL OR EXPERIENCE A SLOWDOWN AND OUR USERS DEPEND ON OTHERS FOR ACCESS TO OUR NETWORK.

     Our network must accommodate a high volume of traffic and deliver frequently updated information. Our network has in the past, and may in the future, experience slower response times or decreased traffic for a variety of reasons. Slower response times can result from general Internet problems, routing and equipment problems by third-party Internet access providers, problems with third-party advertising servers and increased traffic to our servers. Our network could experience interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our community of Internet users depends on Internet service providers, online service providers and other web sites' operators for access to our network. Those providers have experienced outages in the past, and may experience outages or delays in the future. Moreover, our Internet infrastructure might not be able to support continued growth of our network. If we experience any of these problems, our reputation and brand name could suffer, users might perceive our network as not functioning properly and our business, results of operations and financial condition could suffer.

OUR COMPUTER SYSTEMS, AS WELL AS THOSE OF OUR CUSTOMERS AND SUPPLIERS, COULD FAIL AS A RESULT OF THE YEAR 2000 PROBLEM.

     Our business will suffer if the computer systems we use, as well as the computer systems used by our Internet users, advertisers and vendors, do not correctly process the change in year from "99" to "00" on January 1, 2000. There may be parts of our computer systems and aspects of the year 2000 issue, including the potential cost of addressing the year 2000 issue, that we have failed to consider. If our efforts and the efforts of our users, advertisers, vendors and other service providers to address the year 2000 issue are not successful, our business, results of operations and financial condition could suffer.

OUR FAILURE TO UPDATE AND MODERNIZE OUR INTERNAL SYSTEMS, PROCEDURES AND CONTROLS MAY PREVENT THE IMPLEMENTATION OF OUR BUSINESS STRATEGIES IN A RAPIDLY EVOLVING MARKET AND MAY LIMIT OUR FUTURE GROWTH.

     Our operational and financial systems, procedures and controls, which are adequate for a small private company, may become outdated as we grow. Our business could suffer if we fail to improve our transaction processing and reporting systems and procedures, or to expand and train our expanding workforce quickly enough to maintain a competitive position in our markets. In addition, failure to quickly replace obsolete systems, procedures and controls could impede our management's decision-making abilities. This, in turn, may impair our ability to pursue business opportunities and may hamper future growth.

THE AVAILABILITY OF BARTER TRANSACTIONS MAY BE LIMITED WHICH COULD INCREASE OUR MARKETING COSTS.

     We engage in barter transactions, which reduce cash expenditures in marketing. Barter is the exchange by us of advertising space on our network for reciprocal advertising space on other web sites. During the year ended September 30, 1999, 26% of our viewable pages contained bartered advertisements, and we recognized $570,000 of advertising revenues from barter transactions. In the future, our ability to barter may be limited due to a lack of availability or willingness of other web sites to enter into barter transactions. This could increase our expenses which could harm our business.

OUR EFFORTS TO PROTECT OUR TRADEMARKS MAY NOT BE ADEQUATE TO PREVENT THIRD PARTIES FROM MISAPPROPRIATING OUR INTELLECTUAL PROPERTY RIGHTS.

     We use a number of trademarks which contribute to drawing visitors to our web sites. We are uncertain as to whether a trademark owner in the United States or another country will have superior rights that will result in our inability to continue to use one or more of our trademarks. The protective steps we have taken in the past have been, and may in the future continue to be, inadequate to deter misappropriation of our trademark rights. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our trademark rights. Effective trademark protection may not be available in every country in which we offer or intend to offer our products and services. Failure to protect our trademark rights adequately could damage or even destroy the Andover.Net brand and impair our ability to compete effectively. Furthermore, defending or enforcing our trademark rights could result in the expenditure of significant financial and managerial resources.

THERE ARE A NUMBER OF RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS THAT COULD HARM OUR BUSINESS.

     Although we have historically received an insubstantial amount of revenue from advertisers in foreign countries, in the future we may expand into international markets in order to diversify our advertising revenues. While we have only one employee located in Europe, our content offerings are viewed internationally. The markets in which we may undertake international expansion generally have technology and online industries that are less developed than those in the United States.

     There are risks inherent in doing business in international markets, such as the following:

     - uncertainty of product acceptance by different cultures;

     - unforeseen changes in regulatory requirements impacting the use of the Internet and online content;

     - difficulties in staffing and managing multinational operations;

     - government imposed restrictions on the repatriation of funds; and

     - potentially adverse tax consequences.

     These factors could harm our ability to successfully operate internationally and could harm our business.

                     RISKS RELATED TO OUR INTERNET STRATEGY

OUR FUTURE RESULTS DEPEND ON CONTINUED GROWTH IN THE USE OF THE INTERNET.

     Our market is new and rapidly evolving. Our business could suffer if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons, including:

     -  inadequate network infrastructure;

     -  security concerns;

     -  inconsistent quality of service;

     -  lack of availability of cost-effective and high-speed service; and

     -  changes in government regulation of the Internet.

     If Internet usage grows, the Internet infrastructure might not be able to support the demands placed on it by this growth or its performance and reliability may decline. In addition, future outages and other interruptions occurring throughout the Internet could lead to decreased use of our network and would therefore harm our business.

WE ARE VULNERABLE TO CLAIMS THAT OUR CONTENT INFRINGES THIRD PARTY INTELLECTUAL PROPERTY RIGHTS PARTICULARLY BECAUSE OUR CONTENT IS COMPRISED OF MANY DISTINCT SOFTWARE COMPONENTS DEVELOPED BY THOUSANDS OF INDEPENDENT PARTIES.

     We may be exposed to future litigation based on claims that our content infringes on the intellectual property rights of others. This risk is exacerbated by the fact that independent parties over whom we exercise no supervision or control develop most of the code in applications on our network. Claims of infringement could require us to obtain licenses from third parties in order to continue offering our content. In addition, an adverse legal decision affecting our intellectual property, or the use of significant resources to defend against this type of claim, could place a significant strain on our financial resources and harm our reputation.

WE MAY BE SUED AS A RESULT OF INFORMATION PUBLISHED OR POSTED ON OR ACCESSIBLE FROM OUR NETWORK.

     We may be subjected to claims for defamation, negligence, copyright or trademark infringement or other claims relating to the information we publish on our network. These types of claims have been brought, sometimes successfully, against online services in the past, and can be costly to defend. We may also be subjected to claims based on content that is accessible from our network through links to other web sites or through content and materials that visitors to our network may post. The scope and amount of our commercial and general liability insurance may not adequately protect us against these types of claims.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES COULD ADD ADDITIONAL COSTS AND RISKS TO DOING BUSINESS ON THE INTERNET.

     There are currently few laws or regulations that specifically regulate communications or commerce on the Internet. However, laws and regulations may be adopted in the future that address issues such as user privacy, pricing and the characteristics and quality of products and services. For example, although it was held unconstitutional, the Telecommunications Act of 1996 prohibited certain types of information and content from being transmitted over the Internet. Several other nations have taken actions to restrict the free flow of material deemed to be objectionable on the Internet. In addition, local telephone carriers have argued before the Federal Communications Commission that Internet service providers and online service providers should be required to pay fees for access to local telephone networks in a manner similar to long distance telephone carriers. If these efforts are successful, costs for Internet access could increase sharply. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Internet. New laws or regulations relating to various aspects of the Internet including online content, access charges, product quality and taxes could harm our business.

REGULATION COULD REDUCE THE VALUE OF OUR DOMAIN NAMES WHICH WOULD HARM OUR BRAND RECOGNITION.

     We own the Internet domain name "andover.net" as well as numerous other domain names both in the United States and internationally. Our domain names are important because they allow visitors to locate our web sites and build brand recognition. Internet regulatory bodies regulate domain names. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we might not acquire or maintain the "andover.net" or comparable domain names in all the countries in which we conduct business, which could harm our business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear and still evolving. Therefore, we might be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. If this occurs, our business, results of operations and financial condition would suffer.

THE INTERNET INDUSTRY IS CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGE.

     Rapid technological developments, evolving industry standards and user demands, and frequent new product introductions and enhancements characterize the market for Internet products and services. These market characteristics are exacerbated by the emerging nature of the market and the fact that many companies are expected to introduce new Internet products and services in the near future. Our future success will depend on our ability to continually improve our content offerings and services. In addition, the widespread adoption of developing technologies could require fundamental and costly changes in our technology and could adversely affect the nature, viability and measurability of Internet-based advertising, which could harm our business.

                         RISKS RELATED TO THIS OFFERING

OWNERSHIP OF APPROXIMATELY 61% OF OUR OUTSTANDING COMMON STOCK BY 16 STOCKHOLDERS WILL LIMIT YOUR ABILITY TO INFLUENCE CORPORATE MATTERS.

     Immediately following this offering, 16 stockholders including our directors, executive officers and greater than 5% stockholders and their affiliates will beneficially own approximately 61% of our outstanding common stock, including options to purchase common stock exercisable within 60 days of September 30, 1999. These stockholders could significantly influence the outcome of actions taken by us that require stockholder approval. For example, these stockholders could significantly influence the election of our directors, delay or prevent a transaction in which stockholders might receive a premium over the prevailing market price for their shares and control changes in management.

PROVISIONS OF OUR CHARTER AND BY-LAWS MAY DELAY OR PREVENT TRANSACTIONS THAT MANY STOCKHOLDERS MAY FAVOR.

     Provisions of our certificate of incorporation and by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions include:

     - authorizing the issuance of "blank check" preferred stock, which may have rights and preferences that are superior to our common stock, without any need for action by stockholders;

     - providing for a classified board of directors with staggered three-year terms which could discourage or delay a merger because a potential acquiror could not acquire board control at any one annual stockholders meeting;

     - eliminating the ability of stockholders to call special meetings of stockholders;

     -  prohibiting stockholder action other than by unanimous written consent;
        and

     - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

     Section 203 of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us in a transaction that might benefit our stockholders by prohibiting or delaying potential acquisitions by existing stockholders.

OUR STOCK PRICE MAY BE EXTREMELY VOLATILE AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL OFFERING PRICE.

     Following this offering, the price at which our common stock will trade may be extremely volatile and may fluctuate significantly. The public market may not agree with or accept the valuation determined in connection with this offering. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies, particularly software and Internet companies. After this offering, therefore, you might not be able to resell your shares at or above the initial public offering price.

APPROXIMATELY THREE MILLION SHARES OF OUR COMMON STOCK COULD BE SOLD INTO THE PUBLIC MARKET WITHIN SIX MONTHS FROM THE DATE OF THIS OFFERING, WHICH COULD DEPRESS OUR STOCK PRICE.

     Once a trading market develops for our common stock, many of our stockholders will have an opportunity to sell their stock for the first time. Approximately three million shares will become eligible for sale in the public market within six months from the date of this prospectus. Sales of a substantial number of shares of common stock in the public market, or the threat that substantial sales might occur, could cause the market price of our stock to decrease significantly. These factors could also make it difficult for us to raise additional capital by selling stock.

YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION IN THIS OFFERING.

     The initial public offering price of our common stock is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of $13.39 in the net tangible book value per share of common stock from the price you pay for such common stock (based upon an initial public offering price of $18.00 per share). Investors will incur additional dilution upon the exercise of outstanding stock options.

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

     This prospectus contains "forward looking statements." These statements may include statements regarding:

     -  our business strategy;

     -  plans for hiring additional personnel;

     -  entering into business combinations strategic alliances;

     - adequacy of anticipated sources of funds, including the proceeds from this offering; and

     - other statements about our plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

     When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward looking statements. Because these forward looking statements involve risks and uncertainties, actual results could differ materially from those express or implied by these forward looking statements for a number of reasons, including those discussed under "Risk Factors" and elsewhere in this prospectus. Following this offering, we assume no obligation to update any forward looking statements contained in this prospectus.

                                USE OF PROCEEDS

     We estimate the net proceeds from the sale of the 4,000,000 shares of common stock offered by us will be $66,320,000, after deducting the underwriting discount and assumed offering expenses. We intend to use $4,800,000 of the net proceeds of this offering to redeem our outstanding Series A redeemable preferred stock in full. We expect to use the remainder of the net proceeds for potential strategic acquisitions and general corporate purposes, including working capital and expansion of sales and marketing and research and development activities. The amounts actually expended for such working capital purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and the other factors described under "Risk Factors." Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering. Pending these uses, we intend to invest the proceeds in short-term, investment-grade, interest-bearing investments.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our capital stock. We currently anticipate that we will retain all available funds for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations and capital requirements.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 1999. Our capitalization is presented:

     -  on an actual basis;

     - on a pro forma basis to give effect to (a) the automatic conversion of the Series B convertible preferred stock into 3,017,133 shares of common stock including the non recurring interest charge of $12.2 million related to the beneficial conversion feature of the Series B convertible preferred stock and (b) the classification as a current liability of the dividend payable of $447,000 for the Series A redeemable preferred stock; and

     - on a pro forma as adjusted basis to reflect (a) our receipt of the net proceeds from the sale of 4.0 million shares of common stock in this offering at an initial public offering price of $18.00 per share after deducting the underwriting discount and assumed offering expenses and
        (b) the automatic redemption of all outstanding shares of Series A redeemable preferred stock, including accrued dividends, for $4.8 million upon the closing of this offering.

                                                                    AS OF SEPTEMBER 30, 1999
                                                             --------------------------------------
                                                                                        PRO FORMA
                                                              ACTUAL     PRO FORMA     AS ADJUSTED
                                                             --------    ----------    ------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Current portion of long-term debt..........................  $   654      $    654       $    654
Long-term debt, less current portion.......................      762           762            762
Series A redeemable preferred stock, 900 shares authorized;
     322 shares issued and outstanding, actual and pro
     forma; no shares issued and outstanding, pro forma as
     adjusted..............................................    4,800         4,353             --
Series B convertible redeemable preferred stock, 700 shares
     authorized; 601 shares issued and outstanding, actual;
     no shares issued and outstanding, pro forma and pro
     forma as adjusted.....................................   12,669            --             --

Stockholders' equity (deficit):

Common Stock, $.01 par value 100,000 shares authorized;
     7,983 issued and outstanding, actual; 11,000 shares
     issued and outstanding, pro forma; 15,000 shares
     issued and outstanding, pro forma as adjusted.........       80           110            150
Additional paid in capital.................................    6,934        31,787         98,067
Deferred compensation......................................   (5,156)       (5,156)        (5,156)
Accumulated deficit........................................   (8,171)      (20,385)       (20,385)
                                                             -------      --------       --------
          Total stockholders' equity (deficit).............   (6,313)        6,356         72,676
                                                             -------      --------       --------
          Total capitalization.............................  $12,572      $ 12,125       $ 74,092
                                                             =======      ========       ========

     Common stock outstanding after this offering excludes 1,410,000 shares issuable upon exercise of stock options outstanding as of September 30, 1999.

     See "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto included in this prospectus.

                                    DILUTION

     The pro forma net tangible book value of the common stock as of September 30, 1999 was $2,705,000, or $0.25 per share, after giving effect to the automatic conversion of the Series B convertible preferred stock into 3,017,133 shares of common stock and the classification as a current liability of the dividend payable of $447,000 for the Series A redeemable preferred stock.

     After giving effect to the sale of the common stock in this offering at an initial public offering price of $18.00 per share and after deducting the underwriting discount and assumed expenses of this offering, the adjusted pro forma net tangible book value at September 30, 1999, would have been $69,025,000, or $4.61 per share.

     Pro forma net tangible book value per share before this offering has been determined by dividing our pro forma net tangible book value (total tangible assets less total liabilities) by the pro forma number of shares of common stock outstanding at September 30, 1999. This offering will result in an increase in pro forma net tangible book value per share of $4.36 to existing stockholders and dilution in pro forma net tangible book value per share of $13.39 to new investors who purchase common stock in this offering. Dilution is determined by subtracting pro forma net tangible book value per share from the initial public offering price of $18.00. The following table illustrates this dilution.

Assumed initial public offering price per share.............             $18.00
  Pro forma net tangible book value per share at September
     30, 1999...............................................    $0.25
  Increase attributable to sale of common stock in this
     offering (1)...........................................     4.36
                                                                -----
Pro forma net tangible book value per share after this
  offering..................................................               4.61
                                                                         ------
Dilution of net tangible book value per share to persons who
  purchase shares in this offering..........................             $13.39
                                                                         ======

---------------
(1) After deduction of the underwriting discount and assumed expenses totaling $5,680,000.

     If the underwriters' over-allotment option were exercised in full, the pro forma net tangible book value per share after this offering would be $5.07 per share, the increase in net tangible book value per share to existing stockholders would be $4.82 per share and the dilution to persons who purchase common stock in this offering would be $12.93 per share.

     The table below summarizes, on a pro forma basis, as of September 30, 1999, the following differences between our existing stockholders and new investors purchasing our common stock in this offering:

     - the number of shares purchased from Andover.Net;

     - the aggregate cash consideration paid; and

     - the average price per share paid.

                                       SHARES PURCHASED        TOTAL CONSIDERATION
                                    ----------------------    ----------------------    AVERAGE PRICE
                                      NUMBER       PERCENT      AMOUNT       PERCENT      PER SHARE
                                    -----------    -------    -----------    -------    -------------
Existing stockholders.............   11,000,000       73%     $13,028,000       15%        $ 1.18
New investors.....................    4,000,000       27       72,000,000       85          18.00
                                    -----------      ---      -----------      ---
     Total........................   15,000,000      100%     $85,028,000      100%
                                    ===========      ===      ===========      ===

     This information is based on pro forma shares outstanding as of September 30, 1999 and excludes:

     - 1,410,000 shares of common stock reserved for issuance pursuant to outstanding options granted under our 1995 stock option plan and our 1999 stock option plan;

     - 1,295,882 shares of common stock reserved for issuance pursuant to future grants under our 1999 stock option plan; and

     - 440,737 shares of common stock reserved for issuance as consideration for recent acquisitions based on an initial public offering price of $18.00, of which 128,394 shares will be issued immediately following this offering provided that the key employees of the companies that we acquired are still employed by us at the closing of this offering.

                            SELECTED FINANCIAL DATA

     The selected financial data of Andover.Net set forth below as of September 30, 1998 and 1999 and for each of the years ended September 30, 1997, 1998 and 1999 are derived from financial statements of Andover.Net audited by Arthur Andersen LLP, independent public accountants, which are included elsewhere in this prospectus. The selected financial data as of September 30, 1996 and 1997, and for the year ended September 30, 1996 are derived from audited financial statements of Andover.Net which are not included in this prospectus. The selected financial data as of September 30, 1995 and the year ended September 30, 1995 are derived from unaudited financial statements of Andover.Net which are not included in this prospectus and which include, in the opinion of Andover.Net, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of its financial position and the results of its operations for those periods. Pro forma statements of operations data gives effect to the automatic conversion of the Series B convertible preferred stock into common stock and the effects of the acquisitions of Slashdot.org and Animation Factory. The pro forma statements of operations does not include the non-recurring interest charge of $12.2 million related to the beneficial conversion feature of the Series B convertible preferred stock. See
Note 2 (j) of the Financial Statements or Notes thereto for discussion of the pro forma basis and diluted net loss per share. The pro forma balance sheet data as of September 30, 1999 reflects the automatic conversion of the Series B convertible preferred stock into common stock including the non recurring interest charge of $12.2 million related to the beneficial conversion feature of the Series B convertible preferred stock and the classification as a current liability of the dividend payable of $447,000 for the Series A redeemable preferred stock. The effects of the Slashdot.org and Animation Factory acquisitions are included in the actual September 30, 1999 balance sheet data below, as such acquisitions were consummated before September 30, 1999. The data should be read in conjunction with the Financial Statements and the Notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this prospectus.

                                                                              YEAR ENDED SEPTEMBER 30,
                                                               -------------------------------------------------------
                                                                                                             PRO FORMA
                                                                1995     1996     1997     1998     1999       1999
                                                               ------   ------   ------   ------   -------   ---------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Advertising...............................................   $   --   $   --   $  469   $1,290   $ 2,021   $  2,314
  Software..................................................      989      316      272       --       100        315
                                                               ------   ------   ------   ------   -------   --------
    Total revenues..........................................      989      316      741    1,290     2,121      2,629
Cost of revenues:
  Editorial content and related.............................       --       --      136      327       731        849
  Software..................................................      376       29      167       --         2        157
                                                               ------   ------   ------   ------   -------   --------
    Total cost of revenues..................................      376       29      303      327       733      1,006
                                                               ------   ------   ------   ------   -------   --------
Gross profit................................................      613      287      438      963     1,388      1,623
Operating expenses:
  Sales and marketing.......................................      301      339      496      744     1,952      1,952
  General and administrative................................      311      521      338      360     1,480      1,603
  Research and development..................................       --       --      194      304       770        770
  Amortization of deferred compensation.....................       --       --       --       --     1,023      1,023
  Amortization of intangible assets.........................       --       --       --       --       405      1,399
  Compensation related to acquisitions......................       --       --       --       --       813      3,252
                                                               ------   ------   ------   ------   -------   --------
    Total operating expenses................................      612      860    1,028    1,408     6,443      9,999
                                                               ------   ------   ------   ------   -------   --------
Loss from operations........................................        1     (573)    (590)    (445)   (5,055)    (8,376)
Interest income.............................................                 3        1       20        88        111
Interest expense............................................      (35)     (84)     (75)     (49)     (466)    (2,762)
                                                               ------   ------   ------   ------   -------   --------
    Net loss................................................   $  (34)  $ (654)  $ (664)  $ (474)  $(5,433)  $(11,027)
                                                               ======   ======   ======   ======   =======   ========
Accrued dividends on redeemable preferred stock.............       --       --       41      134       354        354
                                                               ------   ------   ------   ------   -------   --------
    Net loss attributable to common stockholders............   $  (34)  $ (654)  $ (705)  $ (608)  $(5,787)  $(11,381)
                                                               ======   ======   ======   ======   =======   ========
Basic and diluted net loss per share........................   $(1.70)  $(0.38)  $(0.29)  $(0.12)  $ (0.78)  $  (1.51)
                                                               ======   ======   ======   ======   =======   ========
Basic and diluted weighted average common shares
  outstanding...............................................       20    1,763    2,468    5,110     7,419      7,564
                                                               ======   ======   ======   ======   =======   ========
Pro forma basic and diluted net loss per share..............                                       $ (0.75)  $  (1.45)
                                                                                                   =======   ========
Pro forma basic and diluted weighted average common shares
  outstanding...............................................                                         7,703      7,848
                                                                                                   =======   ========

                                                                                 AS OF SEPTEMBER 30,
                                                             -----------------------------------------------------------
                                                              1995      1996      1997      1998      1999     PRO FORMA
                                                             -------   -------   -------   -------   -------   ---------
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................................      $  2     $ 128   $   837   $   196   $ 9,871    $ 9,871
Working capital...........................................       (72)      155       710       230     8,014      7,567
Total assets..............................................       142       404     1,099       533    14,440     14,440
Long-term obligations, less current portion...............        --        51        --        --       762        762
Redeemable preferred stock................................        --       988     2,228     2,362     4,800      4,353
Redeemable convertible preferred stock....................        --        --        --        --    12,669         --
Stockholders' equity (deficit)............................       (64)     (870)   (1,503)   (2,109)   (6,313)     6,356

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with the financial statements and related notes included elsewhere in this prospectus. Except for historical information, the discussion in this prospectus contains certain forward looking statements that involve risks and uncertainties. The principal factors that could cause or contribute to differences in our actual results are discussed in the section titled "Risk Factors."

OVERVIEW

     Andover.Net is a network of web sites that provides an independent, unbiased source for content, community and commerce for the Linux and, more generally, the Open Source communities. We provide products, online tools, news and other services for programmers, software developers, web site designers, technology managers and corporate buyers.

     We were incorporated in Massachusetts in 1992 as Andover Advanced Technologies, Inc. In September 1999, Andover Advanced Technologies, Inc. was merged into its wholly-owned subsidiary, Andover.Net, Inc., a Delaware corporation, and we changed our fiscal year end from September 30 to December 31.

     Prior to fiscal 1996, we were a software publisher of multimedia and web authoring tools. We derived revenues from licensing, developing, marketing and distributing packaged multimedia software, primarily to large distributors and retailers. In fiscal 1996, we launched our first web site, DaveCentral.com. During fiscal 1997, we transitioned from a software publisher to a web site publisher to participate in the commercial opportunities emerging on the Internet. Since March 1997, all of our activities have been focused on expanding our Internet business.

     We currently generate substantially all of our revenue from advertisements on our network of web sites. Our current advertising products include standard banner advertising, display advertisements, megabanners and web site and newsletter sponsorships. We recognize advertising revenue in the period that the advertising is displayed, provided that we deem the collectibility of the resulting receivable as probable. We sell advertising through our nationwide direct sales force. During the quarter ended September 30, 1999, we also generated e-commerce revenues related to the online sale of compact discs of aminated graphics sold through the MediaBuilder.com web site and subscriptions to animation archives which collectively represented 9.9% of our total revenues for such quarter. We intend to generate increased e-commerce revenue, including through acquisitions such as our October 1999 acquisition of ThinkGeek.com, and to expand our subscription based revenues from other web sites within our network.

     We enter into barter transactions with other web sites in order to increase traffic to our network of web sites and to strengthen the Andover.Net brand. A barter transaction is the exchange by us of advertising space on our web sites for reciprocal advertising space on the web sites of others. We record revenues only on the portion of our barter transactions for which we are able to determine fair value and for which the advertiser has the financial ability to pay cash. To date, we have only recorded revenues from barter transactions involving public companies. Otherwise, we do not recognize barter revenue. To make the determination of whether the advertiser could pay cash, Andover.Net reviews the current liquidity of the advertiser based on recent public disclosures. Only advertisers with exceptional liquidity positions are considered when recognizing barter revenue. We record revenue from these barter transactions, and the corresponding advertising expense, based upon the fair market value of the advertising space exchanged. Revenues from barter transactions, representing advertising space given, is recognized as income when advertisements are delivered on our network. Barter expense, representing advertising space received, is recognized when our advertisements are run on other companies' web sites, which is typically in the same period when the related barter revenue is recognized. For the year ended September 30, 1999, we recognized $570,000 in barter revenue, which represented 26.9% of revenues, and $570,000 in barter expense, which represented 29.2% of sales and marketing expenses. We did not recognize any barter revenues or expenses for the year ended September 30, 1998.

     Revenue from the online sale of compact discs of aminated graphics, for which no technical support is provided, are generally recognized upon shipment of the products, net of estimated returns.

     We have incurred losses since our inception. As of September 30, 1999, we had an accumulated deficit of $8.2 million and tax net operating loss carryforwards which may be used to offset future taxable income, if any, in the amount of $4.5 million. U.S. tax rules impose annual limitations on the use of net operating losses following substantial changes in ownership. Andover.Net has completed several financings since its inception and has incurred an ownership change as defined by the U.S. tax rules. Andover.Net believes that this change in ownership will not have a material impact on its ability to utilize its net operating loss carryforwards. We anticipate incurring additional expenses to increase our product development and sales and marketing efforts, to pursue additional strategic acquisitions and to support the growth of the organization. As a result, we believe that we will incur additional losses in the foreseeable future.

RECENT DEVELOPMENTS

     Sale of Series B Convertible Preferred Stock. Andover.Net issued 600,568 shares of Series B convertible preferred stock on September 15, 1999. Of these shares, 480,354 shares were issued and sold for consideration of $10.1 million and 120,214 shares were issued to holders of convertible notes in consideration for the conversion of approximately $2.1 million of principal and interest. The price per share in the private placement was $21.03. The Series B convertible preferred stock is convertible into common stock immediately upon issuance at the option of the holder and will convert into 3,017,133 shares of common stock upon the closing of this offering. This conversion will result in an effective purchase price of $4.05 per share of common stock. The difference between the offering price and the deemed effective purchase price resulted in a beneficial conversion feature of approximately $12.2 million. This expense will be recorded as interest expense in the statement of operations in the period in which this offering occurs.

     Acquisition of Slashdot.org. In June 1999, we acquired substantially all of the assets and assumed certain liabilities relating to the Slashdot.org web site from BlockStackers, Inc. Slashdot.org is the largest online community for Linux/Open Source developers providing news, commentary, information and reviews. Consideration for the transaction consists of a $1.5 million cash payment made at the closing, and contingent payments of $2.0 million of stock valued at the initial public offering price issuable upon the closing of this offering, up to $3.5 million in cash and up to $5.0 million in stock valued at the initial public offering price and payable during the two years following this offering. All consideration paid or payable in connection with this acquisition has been paid or will be paid to BlockStackers, Inc. The amount of cash and stock consideration that is contingent solely on the continued employment of the key employees of Slashdot.org by Andover.Net in the amount of $6.3 million will be recorded as a compensation charge ratably over the period of the payments. The amount of stock consideration that is contingent on the achievement of performance milestones relating to traffic on the Slashdot.org web site and the continued employment of the key employees of Slashdot.org will be recognized upon the achievement of these milestones. To the extent any stock consideration is issued, we will record a non-cash compensation charge based on the fair value of the shares issued at such time.

     Acquisition of Animation Factory. In June 1999, we acquired substantially all of the assets and assumed certain liabilities of Eclipse Digital Imaging, Inc., including the graphical and artistic web site known as Animation Factory. Animation Factory contains over 100,000 downloadable images and graphic, or GIF, animations. Consideration for this transaction consists of a $250,000 cash payment made at the closing, $200,000 of stock valued at the initial offering price issuable upon the closing of this offering and payments of up to $1.25 million in cash and contingent payments of up to $400,000 in stock valued at the initial public offering price, all of which are payable during the two years following this offering. All consideration paid or payable in connection with this acquisition has been paid or will be paid to Eclipse Digital Imaging, Inc. The amount of the stock consideration that is contingent solely on the continued employment of the key employees of Animation Factory by Andover.Net in the amount of $200,000 will be recorded as a compensation charge ratably over the period of the payments. The amount of the stock consideration that is contingent on the achievement of performance milestones related to the creation of new animation images and the continued employment of the key employees of Animation Factory will be recognized upon the achievement of these milestones. To the extent any stock consideration is issued, we will record a non-cash compensation charge based on the fair value of the shares issued at such time.

     Acquisition of Freshmeat.net. In August 1999, we acquired substantially all of the assets and assumed the liabilities relating to the Freshmeat.net web site from a business owned by Patrick Lenz. Freshmeat.net is one of the largest Linux software application repositories and also contains application news and a community section. Consideration for this transaction consists of a $367,000 cash payment made at the closing, $300,000 payable in 15 monthly non-contingent installments of $20,000 through November 2000, $111,111 of stock valued at the initial public offering price issuable upon the closing of this offering and contingent payments of up to $222,222 in stock valued at the initial public offering price and payable during the two year period following this offering. All of the stock payments are contingent on the continued services provided by Mr. Lenz. As the stock payments relate to the compensation of Mr. Lenz for his services, a compensation charge of $333,333 will be recognized ratably over the payment period of two years. To the extent any stock consideration is issued, we will record a non-cash compensation charge based on the fair value of the shares issued at such time.

     Acquisition of ThinkGeek.com. In October 1999, we acquired all of the assets relating to the web site known as ThinkGeek.com from ThinkGeek, LLC. ThinkGeek.com is an online retailer of Linux/Open Source related gifts, books and paraphernalia. Consideration for this transaction consists of a $200,000 cash payment made at the closing and $200,000 payable in eight equal quarterly contingent installments beginning in January 2000. These payments are contingent on the continued employment of the key employees of ThinkGeek.com.

     Our recent acquisitions have resulted in increased page views on our network of web sites and we anticipate that our network's page views, and therefore our advertising revenues on an absolute dollar basis, will continue to increase as a result of these and future acquisitions.

     In October 1999, we entered into a licensing agreement with Lycos, Inc. to release GIFWorks 3.0, an online software application, on Tripod.com. The agreement enables us to provide online tools for the Angelfire.com and the Tripod.com community web sites in exchange for a monthly fee and a percentage of the advertising revenue earned on the licensed web pages.

AMORTIZATION OF DEFERRED COMPENSATION

     In the year ended September 30, 1999, we recorded total deferred stock compensation of $6.2 million in connection with stock option grants totaling 914,000 options. This amount represents the difference between the exercise price of stock option grants and the deemed fair value of our common stock at the time of such grants. Should the actual offering price of this offering increase, we may record additional deferred compensation expense. We are amortizing this amount over the vesting periods of the stock options. These vesting periods range from zero to four years. The amortization of the deferred compensation resulted in a compensation expense of $1.0 million for the year ended September 30, 1999, and will result in charges of $1.1 million in 2000, $1.4 million in 2001, $1.4 million in 2002, $1.0 million in 2003 and $300,000 in
2004. There is no stock compensation expense for any other historical periods presented. In addition, we anticipate recording additional deferred compensation of approximately $482,000 related to 75,000 options granted in October 1999 which will be recognized as an expense over the vesting period of these options.

     There are currently 260,459 options that vest in full upon an initial public offering. Upon the closing of this offering, additional compensation expense of approximately $800,000 relating to these 260,459 options will be recorded as compensation expense in the quarter in which this offering occurs. The remaining deferred compensation will be amortized over the remaining vesting period.

NET OPERATING LOSS CARRYFORWARDS

     As of September 30, 1999, we had net operating loss carryforwards of $4.5 million. Net operating loss carryforwards can be used to offset taxable income in future periods. The net operating loss carryforwards will expire at various dates through 2019, if not utilized. The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating loss carryforwards in the event of an "ownership change" of a corporation. Our ability to utilize net operating loss and tax credit carryforwards on an annual basis would be limited as a result of an "ownership change" as defined by Section 382 of the Internal Revenue Code. We have completed several financings since inception and believe that we have incurred ownership changes. We do not believe the ownership changes to date will have a material impact on our ability to utilize our net operating loss and tax credit carryforwards. There can be no assurance that our future acquisitions, if any, will not result in an ownership change that would limit our ability to utilize our net operating losses and tax credit carryforwards.

RESULTS OF OPERATIONS

     The following table sets forth certain statements of operations data as a percentage of revenues for the periods indicated:

                                                             YEAR ENDED SEPTEMBER 30,
                                                    -------------------------------------------
                                                    1995      1996     1997     1998      1999
                                                    -----    ------    -----    -----    ------
                                                           (AS A PERCENTAGE OF REVENUES)
STATEMENTS OF OPERATIONS DATA:
Revenues........................................    100.0%    100.0%   100.0%   100.0%    100.0%
Cost of revenues................................     38.0       9.2     40.9     25.3      34.6
                                                    -----    ------    -----    -----    ------
Gross profit....................................     62.0      90.8     59.1     74.7      65.4
Operating expenses:
     Sales and marketing........................     30.4     107.3     66.9     57.7      92.0
     General and administrative.................     31.4     164.9     45.6     27.9      69.8
     Research and development...................       --        --     26.2     23.6      36.3
     Amortization of deferred compensation......       --        --       --       --      48.2
     Amortization of intangible assets..........       --        --       --       --      19.1
     Compensation related to acquisitions.......       --        --       --       --      38.3
                                                    -----    ------    -----    -----    ------
          Total operating expenses..............     61.8     272.2    138.7    109.2     303.7
                                                    -----    ------    -----    -----    ------
Loss from operations............................      0.2    (181.4)   (79.6)   (34.5)    238.3
Interest income.................................       --       0.9      0.1      1.6       4.1
Interest expense................................     (3.5)    (26.6)   (10.1)    (3.8)    (22.0)
                                                    -----    ------    -----    -----    ------
Net loss........................................     (3.3)%  (207.1)%  (89.6)%  (36.7)%  (256.2)%
                                                    =====    ======    =====    =====    ======

FISCAL YEARS ENDED SEPTEMBER 30, 1998 AND 1999

     Revenues. Substantially all of the revenues for the year ended September 30, 1998 and year ended September 30, 1999 were from advertisements on our network of web sites. In 1999, our revenues also included $100,000 of software product revenues related to the online sale of compact discs of animated graphics. Revenues increased 61.5% from $1.3 million in the year ended September 30, 1998 to $2.1 million in the year ended September 30, 1999. The increase was primarily due to an increase in banner advertising and sponsorships on our network of web sites and the advertising revenue attributed to the acquisitions of Slashdot.org, Animation Factory and Freshmeat.net. There were no barter revenues in the year ended September 30, 1998. In the year ended September 30, 1999, revenues from barter transactions were $570,000, or 26.9% of revenues.

     Cost of Revenues. Cost of revenues primarily consists of expenses associated with editorial content, communications infrastructure, and web site hosting. Our web site hosting expenses include expenses associated with our ownership of two servers, our lease of 17 servers and media fees. Cost of revenues increased from $327,000, or 25.3% of revenues, in the year ended September 30, 1998 to $733,000, or 34.6% of revenues, in the year ended September 30, 1999. The increase in cost of revenues reflects additional operations personnel and expenses for freelance contributors for editorial content, as well as higher costs for hosting our network of web sites which includes expenses for our server leases. We anticipate that cost of revenues will continue to increase in absolute dollars as we continue to enhance our content offerings and services and expand the number of data centers hosting our web sites.

     Sales and Marketing Expenses. Sales and marketing expenses primarily consist of advertising and promotional expenditures and payroll, sales commissions and related expenses for personnel engaged in sales and marketing activities. Sales and marketing expenses increased from $744,000, or 57.7% of revenues, in the year ended September 30, 1998 to $2.0 million, or 92.0% of revenues, in the year ended September 30, 1999. The increase in expenses relates to added sales personnel and an increase in advertising and promotional expenses. In January 1999, we began to transition to a direct sales force. Previously, we had relied primarily on a limited number of independent, non-exclusive sales representatives to sell advertising for us. Between January and September of 1999, we expanded our direct sales personnel from three to 15. In addition to the increase in sales personnel, we substantially increased our advertising and promotional expenditures in the year ended September 30, 1999. We anticipate our sales and marketing expenses will substantially increase in the future as we continue to expand our direct sales force and invest in advertising and promotions to strengthen the Andover.Net brand.

     General and Administrative Expenses. General and administrative expenses primarily consist of payroll and related costs of management and administrative personnel, as well as professional fees and facility costs. General and administrative expenses increased from $360,000, or 27.9% of revenues, in the year ended September 30, 1998 to $1.5 million, or 69.8% of revenues, in the year ended September 30, 1999. The increase in expenses largely reflects the hiring of additional management and administrative personnel increasing our headcount from one to nine, employee recruiting costs and an increase in facility costs due to our move to larger, leased office space in May 1999. We anticipate that our general and administrative expenses will continue to increase in absolute dollars as we plan on hiring additional personnel and will incur costs associated with being a public company, including directors' and officers' liability insurance and higher professional service fees.

     Research and Development Expenses. Research and development expenses primarily consist of payroll and related costs for developing our web sites, including our internal banner advertising and page statistic systems, as well as developing our e-Tools, our free software products that help our web site visitors build their own web sites. Research and development expenses increased from $304,000, or 23.6% of revenues, in the year ended September 30, 1998 to $800,000, or 36.3% of revenues, in the year ended September 30, 1999. The increase in research and development expenses largely reflects additions to our research and development staff of direct and contract personnel increasing our headcount from six to 19. We anticipate that these expenses will increase significantly as we continue to expand our technical staff to handle the integration of future acquisitions and development of new internal systems and e-Tools.

     Barter Advertising Expenses. For the year ended September 30, 1999, there were non-cash advertising costs of $570,000 from barter transactions. There were no barter advertising costs in the year ended September 30, 1998.

     Amortization of Deferred Compensation -- Amortization expense of deferred compensation represents the vested portion of stock options which were granted to certain employees at exercise prices below the estimated fair valve.

     Amortization of Intangible Assets -- Amortization expense of intangible assets relates to the intangible assets acquired of Slashdot.org, Animation Factory and Freshmeat.net. This amortization was $405,000, or 19.1% of revenues, for the year ended September 30, 1999 and was recorded in the fourth quarter of the fiscal year as the acquisitions were consummated on or after June 30, 1999.

     Compensation Related to Acquisitions -- Compensation related to acquisitions consists of the cash and stock payments related to the Slashdot.org, Animation Factory and Freshmeat.net acquisitions that are contingent solely on the continued employment of key employees of those acquisitions. These payments are considered by Andover.Net for accounting purposes to be compensation for services performed by these key individuals. This compensation was $813,000, or 38.3% of revenues, for the year ended September 30, 1999 and was recorded in the fourth quarter of the fiscal year as the service provided related solely to the post-acquisition period.

     Interest Income and Expense. Interest income increased from $20,000 in the year ended September 30, 1998 to $88,000 in the year ended September 30, 1999. The increase in interest income reflects the higher average cash balances resulting from the private sale of equity securities during the year ended September 30,

1999. Interest expense increased from $49,000 in the year ended September 30, 1998 to $466,000 in the year ended September 30, 1999. Net interest expense increased from $29,000 for the year ended September 30, 1998 to $378,000 for the year ended September 30, 1999. This increase is primarily attributable to the interest charge relating to the beneficial conversion of notes payable into Series B redeemable convertible preferred stock.

     Provision for Income Taxes. We had no provision for income taxes for the year ended September 30, 1998 and 1999 because we incurred losses during these periods.

FISCAL YEARS ENDED SEPTEMBER 30, 1997 AND 1998

     Revenues. Revenues increased 74.1% from $741,000 in the fiscal year ended September 30, 1997 to $1.3 million in the fiscal year ended September 30, 1998. In fiscal 1997, we transitioned our business activities from software publishing to web site publishing. Revenues derived from sales of packaged goods software products in fiscal 1997 were $272,000 and initial advertising revenues on our web sites were $469,000. In fiscal 1998, substantially all of our revenues of $1.3 million represent advertising on our network of web sites. The increase in advertising revenues in fiscal 1998 was a result of increased sales of banner advertising and sponsorships from our expanding base of customers.

     Cost of Revenues. Cost of revenues increased from $303,000, or 40.9% of revenues, in the fiscal year ended September 30, 1997 to $327,000, or 25.3% of revenues, in the fiscal year ended September 30, 1998. In fiscal 1997, costs of advertising revenues were $136,000, or 29.0% of advertising revenues, and costs of software publishing revenues were $167,000, or 61.4% of software publishing revenues. In fiscal 1998, costs of revenues related entirely to advertising revenues. The lower costs of advertising revenues, as a percentage of advertising revenues, in fiscal 1998 was due to lower proportionate fixed costs on the higher year-to-year revenues.

     Sales and Marketing Expenses. Sales and marketing expenses increased from $496,000, or 66.9% of revenues, in the fiscal year ended September 30, 1997 to $744,000, or 57.7% of revenues, in the fiscal year ended September 30, 1998. The increase in absolute dollars in sales and marketing expenses relates primarily to higher variable sales commissions on the year-to-year increases in revenues. During fiscal 1997 and 1998, we primarily relied on independent, non-exclusive sales representatives to sell our advertising. During this period, we increased our sales and marketing staff from two to three persons.

     General and Administrative Expenses. General and administrative expenses increased from $338,000, or 45.6% of revenues, in the fiscal year ended September 30, 1997 to $360,000, or 27.9% of revenues, in the fiscal year ended September 30, 1998. The increase in general and administrative expenses, in absolute dollars, relates primarily to administrative support from contract employees and other non-payroll administrative costs. For this period, our headcount decreased from two for the year ended September 30, 1997 to one for the year ended September 30,1998.

     Research and Development Expenses. Research and development expenses increased from $194,000, or 26.2% of revenues, in the fiscal year ended September 30, 1997 to $304,000, or 23.6% of revenues, in the fiscal year ended September 30, 1998. The increase in research and development expenses, in absolute dollars, relates primarily to personnel additions to our development staff which increased our headcount from four to six.

     Interest Income and Expense. Interest income increased from $1,000 in the year ended September 30, 1997 to $20,000 in the fiscal year ended September 30, 1998. Interest expense decreased from $75,000 in the fiscal year ended September 30, 1997 to $49,000 in the fiscal year ended September 30, 1998. Net interest expense decreased from $74,000 for the year ended September 30, 1999 to $29,000 for the year ended September 30, 1998. The increase in interest income in fiscal 1998 over fiscal 1997 relates to higher average cash balances during fiscal 1998. The interest expense over this two-year period relates to a secured loan we received from two of our stockholders in fiscal 1993. This loan was repaid in early fiscal 1998.

     Provision for Income Taxes. We had no provision for income taxes for fiscal years ended September 30, 1997 or 1998 because we incurred losses during these periods.

                        QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain unaudited statements of operations data for each quarter of fiscal 1998 and 1999, as well as such data expressed as a percentage of Andover.Net's revenues for each quarter. This information has been presented on the same basis as the audited Financial Statements appearing elsewhere in this prospectus and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, that Andover.Net considers necessary to present fairly the unaudited quarterly results. This information should be read in conjunction with Andover.Net's audited Financial Statements and Notes thereto appearing elsewhere in this prospectus.

                                                                              QUARTER ENDED
                                        -----------------------------------------------------------------------------------------
                                        DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                          1997       1998        1998       1998        1998       1999        1999       1999
                                        --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                                             (IN THOUSANDS)
Revenues..............................   $ 333       $ 364      $ 289       $ 304      $ 373       $ 253      $ 483      $ 1,012
Cost of revenues......................      53          99        103          72        107         147        176          303
                                         -----       -----      -----       -----      -----       -----      -----      -------
    Gross profit......................     280         265        186         232        266         106        307          709
Operating expenses:
  Sales and marketing.................     235         189        157         163        213         369        536          834
  General and administrative..........      90         115         85          70        145         236        297          802
  Research and development............      50          69         81         104        127         160        185          298
  Amortization of deferred
    compensation......................      --          --         --          --        577          16        127          303
  Amortization of intangible assets...      --          --         --          --         --          --         --          405
  Compensation related to
    acquisitions......................                                                                                       813
                                         -----       -----      -----       -----      -----       -----      -----      -------
    Total operating expenses..........     375         373        323         337      1,062         781      1,145        3,455
                                         -----       -----      -----       -----      -----       -----      -----      -------
Loss from operations..................     (95)       (108)      (137)       (105)      (796)       (675)      (838)      (2,746)
Interest income.......................       4           7          5           4         12          28         19           29
Interest expense......................     (49)         --         --          --         --          --         --         (466)
                                         -----       -----      -----       -----      -----       -----      -----      -------
    Net loss..........................   $(140)      $(101)     $(132)      $(101)     $(784)      $(647)     $(819)     $(3,183)
                                         =====       =====      =====       =====      =====       =====      =====      =======

                                                                              QUARTER ENDED
                                        -----------------------------------------------------------------------------------------
                                        DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                          1997       1998        1998       1998        1998       1999        1999       1999
                                        --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                                      (AS A PERCENTAGE OF REVENUES)
Revenues..............................  100.0%      100.0%     100.0%      100.0%       100.0%     100.0%      100.0%     100.0%
Cost of revenues......................    15.9        27.2       35.6        23.7        28.7       58.1        36.4       29.9
                                         -----       -----      -----       -----      ------     ------      ------     ------
    Gross profit......................    84.1        72.8       64.4        76.3        71.3       41.9        63.6       70.1
Operating expenses:
  Sales and marketing.................    70.6        51.9       54.3        53.6        57.1      145.8       111.0       82.4
  General and administrative..........    27.0        31.6       29.4        23.0        38.9       93.3        61.5       79.3
  Research and development............    15.0        19.0       28.0        34.2        34.0       63.2        38.3       29.5
  Amortization of deferred
    compensation......................      --          --         --          --       154.7        6.3        26.3       29.9
  Amortization of intangible assets...      --          --         --          --          --         --          --       40.0
  Compensation related to
    acquisitions......................                                                                                     80.3
                                         -----       -----      -----       -----      ------     ------      ------     ------
    Total operating expenses..........   112.6       102.5      111.7       110.8       284.7      308.6       237.1      341.4
                                         -----       -----      -----       -----      ------     ------      ------     ------
Loss from operations..................   (28.5)      (29.7)     (47.4)      (34.5)     (213.4)    (266.8)     (173.5)    (271.3)
Interest income.......................     1.2         1.9        1.7         1.3         3.2       11.1         3.9        2.9
Interest expense......................   (14.7)         --         --          --          --         --          --      (46.1)
                                         -----       -----      -----       -----      ------     ------      ------     ------
    Net loss..........................   (42.0)%     (27.7)%    (45.7)%     (33.2)%    (210.2)%   (255.7)%    (169.6)%   (314.5)%
                                         =====       =====      =====       =====      ======     ======      ======     ======

     The operating results for any quarter are not necessarily indicative of the operating results for any future period. In particular, due to our limited operating history as an Internet company and the unpredictability of our industry, our revenues may fluctuate from quarter to quarter and are difficult to forecast. Accordingly, a revenue shortfall in a particular quarter would have a disproportionate adverse effect on our operating results for that quarter. During the three months ended March 31, 1999, our revenues declined from the prior quarter as we transitioned from using independent sales representatives to a direct media sales force. During the second half of fiscal 1998, our quarterly revenues were lower than the first half of fiscal 1998. We believe this was primarily related to a reduction in advertising spending by technology companies who were adversely affected by the Asian economic crisis.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have funded operations primarily through the private sales of common and preferred stock and short-term loans, which are convertible into equity securities, together with cash flow from operations. As of September 30, 1999, we had $9.9 million in cash and cash equivalents, total current assets of $10.5 million and working capital of $8.0 million. In September 1999, we issued 600,568 shares of Series B convertible preferred stock. We received proceeds of $10.1 million from the issuance of the 480,354 shares of Series B convertible preferred stock to a new investor. In addition, we issued 120,214 shares of Series B convertible preferred stock upon conversion of approximately $2.1 million of principal and interest under convertible notes which were issued to existing shareholders in June 1999. These notes were due December 31, 1999 and bore interest at the prime rate.

     Net cash used in operating activities was $529,000 in fiscal 1997, $574,000 in fiscal 1998 and $2.5 million in fiscal 1999. The net cash used in operating activities for all of these periods was primarily a result of our operating losses before non-cash expenses.

     Cash used for additions to property and equipment was $8,000 in fiscal 1997, $17,000 in fiscal 1998 and 242,000 in fiscal 1999. For the year ended September 30, 1999, the additions to property and equipment consisted of leasehold improvements, furniture and office equipment for our new leased office space, as well as computer equipment necessary to support personnel additions.

     In June 1999, we paid $1.75 million in cash at closing for our acquisitions of Slashdot.org ($1.5 million) and Animation Factory ($250,000). Under the terms of the Slashdot.org acquisition, there are additional contingent cash payments of up to $1.5 million in January 2000, $1.0 million in June 2000 and $1.0 million in June 2001. The amount of each of these cash payments is dependent on the continued employment of two key employees of Slashdot.org. In addition, the acquisition price of Slashdot.org includes the issuance of $2.0 million of stock valued at the initial public offering price upon the closing of this offering and contingent payments of up to an additional $5.0 million of stock valued at the initial public offering price and payable in installments over a two-year period, following this offering. The payment of this stock consideration is contingent upon the continued employment of the key employees of Slashdot.org and the achievement of certain performance milestones relating to traffic on the web site over the two-year period. Under the terms of the Animation Factory acquisition, there are additional cash payments totaling $1.25 million, payable in 15 equal monthly installments beginning October 1999. This amount payable of $1.2 million as of September 30, 1999, representing future cash payments less interest, is reflected in current liabilities for $910,000 and in long-term liabilities for $244,000. In addition, the acquisition price of Animation Factory includes the issuance of $200,000 of stock valued at the initial public offering price upon the closing of this offering and contingent payments of up to an additional $400,000 of stock valued at the initial public offering price and payable in installments over a two-year period following this offering. The payment of this stock consideration is contingent upon the continued employment of the two key employees of Animation Factory and the achievement of certain performance milestones relating to sales and traffic on the web site over the two-year period.

     We have intangible assets of $3.2 million, consisting primarily of goodwill, as of September 30, 1999 relating to the acquisitions of Slashdot.org and Animation Factory. The purchase price for these acquisitions represents the up-front cash payment for both acquisitions, as well as the installment cash payments due under the Animation Factory acquisition. The intangible assets will be amortized over a three-year period on a straight-line basis. The future contingent cash payments under the Slashdot.org acquisition, as well as the future contingent stock payments under both acquisitions that are directly based on continued employment, will be charged to operations over the period the payments are made. The future contingent stock payments that are based on the achievement of future milestones and the continued employment of the key employees will be recognized upon the achievement of these milestones.

     In August 1999, we paid $367,000 in cash at closing for our acquisition of Freshmeat.net. Under the terms of the Freshmeat.net acquisition, there are additional cash payments totaling $300,000, payable in 15 equal monthly installments beginning September 1999. This amount payable of $265,000 as of September 30, 1999, representing future cash payments less interest, is reflected in current liabilities for $225,000 and in long term liabilities for $40,000. In addition, the purchase agreement also includes the issuance of $111,111 of stock valued at the initial public offering price upon the closing of this offering and contingent payments of up to an additional $222,222 of stock valued at the initial public offering price and payable over a two-year period following this offering. The payment of this stock consideration is contingent upon the continued services provided by the principal of Freshmeat.net in accordance with a service agreement. These future contingent stock payments will be charged to operations over the period the payments are made.

     During fiscal 1997, we received net proceeds of $1.3 million from sales of Series B convertible preferred stock, Series A redeemable preferred stock and common stock. We then changed our capital structure and issued Series C redeemable preferred stock and common stock in exchange for our outstanding Series A convertible preferred stock and Series B convertible preferred stock. Between November 1998 and January 1999, we received net proceeds of $2.8 million for the issuance of Series C redeemable preferred stock and common stock. In connection with our merger in September 1999 with a wholly-owned subsidiary to effect our reincorporation in Delaware, the Series C redeemable preferred stock was converted into Series A redeemable preferred stock. The holders of the Series A redeemable preferred stock accrue dividends at an 8.0% annual rate. As of September 30, 1999, $447,000 of dividends have been accrued and not paid. The Series A redeemable preferred stock will be redeemed upon the completion of this offering at the redemption price of $13.50 per share, or a total of $4.4 million, plus accrued dividends.

     We currently anticipate that available funds as of September 30, 1999, will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures through at least December 31, 2000. Should this offering not close, Andover.Net could alter its expenditures appropriately such that its current available funds would be sufficient for the Company to continue as a going concern over the next twelve months. However, we may need to raise additional funds sooner if, for example, we pursue business or technology acquisitions or experience operating losses that exceed our current expectations. If we raise additional funds through the issuance of equity, equity related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of our common stock, and our stockholders may experience additional dilution. We cannot be certain that such additional financing will be available to us on favorable terms, or at all. If additional financing is not available when required or is not available on acceptable terms, we may be unable to develop or enhance our products or services. In addition, we may be unable to take advantage of business opportunities or to respond to competitive pressures. Any of these events could harm our business, financial condition or results of operations.

YEAR 2000

     Many existing computer programs use only two digits to identify a year and cannot reliably distinguish dates beginning on January 1, 2000 from dates prior to the year 2000. If not corrected, many computer software applications could fail or create erroneous results by, on or after the year 2000. We use software, computer technology and other services provided by third parties that may fail due to the year 2000 phenomenon.

State of Readiness

     We have made a preliminary assessment of the year 2000 readiness of our information technology systems and we are currently conducting a more thorough examination. This assessment includes but is not limited to the hardware and software necessary to provide and deliver our services. We are also performing assessments of our non-information technology systems, which include many of the building and office equipment systems.

     Our year 2000 readiness plan consists of the following steps:

        - quality assurance testing of our internally developed software;

        - contacting third-party vendors of hardware, software and services that we utilize and obtaining certification from those vendors as to the year 2000 readiness of their products;

        - contacting material non-information technology systems and service providers that we utilize and obtaining certification from those providers as to the year 2000 readiness of their products;

        - developing and implementing necessary remedial measures as we discern them throughout our assessment process; and

        - creating contingency plans in the event of year 2000 failures.

     Our year 2000 task force, which is being directed by our Chief Technology Officer, is currently conducting an inventory of and developing and implementing testing procedures for all software and other systems that might be affected by year 2000 issues. Because third parties developed and currently support many of the systems we use, a significant portion of this effort involves ensuring that these third-party systems are year 2000 ready. We have contacted our third-party vendors and obtained representations regarding their year 2000 readiness and we have completed testing of those third-party systems. We plan to complete our evaluation and testing of internally developed software and third-party vendors of hardware, software and services by November 10, 1999 and plan to complete all necessary remedial measures by November 30, 1999. However, until our evaluation and testing is completed, we will not be able to completely evaluate whether our systems will need to be revised or replaced and the time and costs involved to do so.

Costs

     To date, we have spent $27,000 on year 2000 readiness issues. We expect to incur an additional $15,000 in the future in connection with identifying, evaluating and addressing year 2000 readiness issues. Most of our expenses to date have related to, and are expected to continue to relate to, the time spent by employees in the evaluation process and developing and implementing necessary remedial measures. If these expenses are significantly higher than expected our business, results of operations and financial condition could suffer.

Risks

     We are not currently aware of any year 2000 readiness problems relating to our internally developed software or third-party supplied hardware, software and services that would have a material adverse affect on our business. However, as we complete our evaluation and testing, we may discover year 2000 readiness problems. These problems may require us to substantially revise our systems or revise or replace third-party hardware, software or services, all of which could be time-consuming and expensive. Our failure to fix or replace our internally developed software or third-party hardware, software or services on a timely basis could result in interruptions. These interruptions could harm our business, results of operations and financial condition.

     We are dependent on a number of third-party vendors to provide network services and equipment. A significant year 2000-related disruption of the services or equipment that third-party vendors provide to us could cause our users, advertisers or sponsors to consider seeking alternate content providers or cause a significant burden on our technical support, which could adversely affect our business. In addition, a systematic failure beyond our control, such as a prolonged Internet, telecommunications or electrical failure, which could prevent us from delivering services or prevent users from accessing our network, could harm our business, results of operations and financial condition.

Contingency Plan

     As discussed above, we are currently engaged in an ongoing year 2000 readiness assessment and have not yet developed any contingency plans. The results of our evaluation and testing, together with the certification and testing results from third-party vendors and service providers, will be considered in determining the nature and extent of any contingency plans we develop.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

     We have no derivative financial instruments or derivative commodity instruments in our cash and cash equivalents and investments. We invest our cash and cash equivalents and investments in short-term, interest-bearing, investment grade securities. We anticipate investing our net proceeds from this offering in similar investment grade investments pending their use as described in this prospectus. See "Use of Proceeds." Our transactions are conducted, and our accounts are denominated, in United States dollars. Accordingly, we are not exposed to significant foreign currency risk.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Pursuant to SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133, SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 133 is not expected to have a material impact on Andover.Net's financial statements.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 is effective beginning January 1, 1999. The adoption of this statement did not have a material impact on Andover.Net's financial position or consolidated results of operations.

                                    BUSINESS

INTRODUCTION

     Andover.Net's network of web sites, including Slashdot.org, the leading Linux/Open Source destination on the Internet, provides products, online tools, news and other services for programmers, software developers, web site designers, technology managers and corporate buyers. Our network of web sites provides an independent, unbiased source for content, community and commerce for the Linux and, more generally, the Open Source communities of information technology, or IT, professionals, including programmers and developers.

     Our network generates over 45 million page views with over two million unique visitors monthly. With our recent acquisitions of Slashdot.org and Freshmeat.net, we believe that traffic on our network represents over 50% of the visits to Linux resource sites on the web. This leading position in the Linux market allows us to provide advertisers targeted access to the Linux/Open Source communities of IT professionals, including programmers and developers. For the year ended September 30, 1999, we had over 130 advertisers on our network and our top five advertisers based on total revenues were EarthWeb, IBM, CNET, Broadcast.com and Silicon Graphics.

     The Internet has accelerated the growth of the Open Source movement. The Open Source movement is a collaborative approach to the development and distribution of software and has emerged as an alternative to traditional proprietary software development. The growth of the Internet has greatly increased the scale and efficiency of Open Source development by enabling large communities of independent developers to collaborate online. The best-known example of Open Source is the Linux operating system created by Linus Torvalds in 1991. Due to the growing number of Linux/Open Source operating systems and related applications, a number of major technology industry leaders, including IBM, Intel and Hewlett-Packard, have recently announced support for Linux-based operating systems by stating plans to develop Linux related products. According to International Data Corporation, or IDC, Linux-based operating systems represented 17% of all new licensed shipments of server operating systems in 1998, which was an increase of 212% from the previous year.

INDUSTRY OVERVIEW

  Growth and impact of the Internet

     The Internet has emerged as a global communications medium, enabling millions of people to gather information, communicate and conduct business electronically. IDC estimates that there were approximately 142 million users of the Internet at the end of 1998 and that number will grow to over 500 million users by the end of 2003.

     The Internet is an attractive medium for advertisers because it allows flexibility, interactivity and measurement capabilities and provides users with immediate access to information about advertisers and their products. For example, the Internet allows advertisers to change messages frequently in response to market developments or current events. The Internet also allows advertisers to gather demographic information about users and to deliver targeted messages to specific consumer groups. According to Jupiter Communications, total Internet advertising revenues were $2.1 billion in 1998 and are expected to grow to $11.5 billion in 2003, representing an average annual compounded growth rate of approximately 41% from 1998 to 2003. The growing popularity of the Internet also represents a substantial opportunity for companies to take advantage of the potential for conducting transactions online, commonly known as e-commerce. IDC estimates that worldwide e-commerce revenue will increase from approximately $50 billion in 1998 to more than $1 trillion in 2003.

  Growth of the information technology profession

     As the pace and complexity of technological change has increased, professionals in the IT industry have become more specialized and grown in number. IT professionals, including programmers and developers, play a central role in many companies because of their ability to deploy and integrate new information technologies. Organizations are increasingly adopting technologies such as client/server architectures, data warehousing, Internet/intranet applications and software development to execute business strategies and maintain competitiveness. These and other technologies have continued to fuel the growth in the worldwide market for IT products and services, which is forecasted by IDC to grow from an estimated $781 billion in 1998 to $1.1 trillion in 2002.

     IT professionals devote considerable time, effort and financial resources researching new technologies, seeking answers to technical questions and developing and implementing IT solutions. These professionals need to stay abreast of rapid technological developments in a marketplace where vendors continually introduce new products with a variety of standards and short life cycles. They have historically relied on resources provided by IT publishers, software vendors, hardware vendors, training service providers and fellow professionals to follow the latest trends in the industry. We do not believe that any of these sources provides a comprehensive solution for IT professionals' need for continuous education, access to new products and a medium in which professionals can exchange ideas. Due to the rapid rate of change, technical information, training materials and software become dated and obsolete relatively quickly. Therefore, IT professionals, including programmers and developers, have the following common needs:

     - Content -- News and other resources that keep them informed of changes within the industry;

     - Community -- The exchange of ideas and collaboration through a central medium by which they can share their experiences to increase their personal knowledge as well as grow the industry and technology; and

     - Commerce -- An efficient, comprehensive source for products and services which meet their purchasing needs.

  Growth of the Linux and Open Source movement

     The Internet has accelerated the growth of the Open Source movement. The Open Source movement is a collaborative approach to the development and distribution of software and has emerged as a viable alternative to traditional proprietary software development. The growth of the Internet has greatly increased the scale and efficiency of Open Source development by enabling large communities of independent developers to collaborate online.

     The growth of the Open Source movement is principally based on access to software source code. Developers write programs in source code. This source code is then translated into object code, which is read by the computer. Under the proprietary model of software development, a software developer generally licenses only the object code, not the source code, to the user. The source code is always controlled and maintained by the proprietary software developer. By contrast, under the Open Source development model, the software developer provides the user access to the source code which allows the software to be easily modified by the user to meet their specific needs. This code is often provided for free or for a minimal cost and is adaptable by the user for a wide variety of applications, including running web servers and low cost computer products known as electronic "appliances." These appliances are designed to provide basic computer applications such as Internet access, word processing and e-mail at a much lower cost than traditional personal computers. As a result, manufacturers can create products that are unique, but which can be sold at a lower cost because they are not required to license a proprietary operating system such as Windows for their products.

     Due to the collaborative nature of Open Source software, many new, Open Source-based operating systems have emerged. The best known Open Source-based operating system is the Linux operating system, or Linux, which was created by Linus Torvalds in 1991. Since 1991, many distributions or varieties of Linux have emerged. Due to the growing number of Linux/Open Source operating systems and related applications, a number of major technology industry leaders, including IBM, Intel and Hewlett-Packard, have recently announced support for Linux-based operating systems. According to IDC, Linux-based operating systems represented 17% of all new licensed shipments of server operating systems in 1998, which was an increase of 212% from the previous year. Further, because most versions of the Linux operating system are either free or sold for less than $100 and allow the user to customize the code to meet its needs, many Linux/Open Source applications have emerged. Although the code is free, companies are able to charge a license fee for their software products which both aid in the installation of the Linux operating system and provide extensive documentation and support services.

     A necessary element to the continued success of the Open Source movement is the continued ability of software developers to communicate, share and develop software in a collaborative manner. For technology developers, locating and fostering a community within which one can share information is of critical importance. Despite a strong continued focus on open software development and continued support for Open Source products, a number of obstacles to widespread adoption of Open Source products within the technology industry exist including the lack of:

     - a highly-visible transition path from proprietary based operating systems to Linux/Open Source;

     - an independent, trusted intermediary, not biased toward a single operating system, to communicate the multiple Linux/Open Source products, developments and services to diverse user communities;

     - a comprehensive and efficient support infrastructure providing product and service guides, technical information, and development resources; and

     - an open marketplace to facilitate the flow of Linux/Open Source products and services.

     We believe that a Linux/Open Source leader must broadly promote the adoption of Linux/Open Source, provide a trusted, responsive, industry-focused information resource that offers support and collaboration at a consistently high level, and enable a market for Linux/Open Source products and services.

THE ANDOVER.NET SOLUTION

     Through our network of web sites, we provide a solution designed to meet the needs of the Linux/Open Source community and its developing markets. As an extensive provider of Cross-Platform content, or information and software that is helpful to users of Linux as well as other operating systems, Andover.Net is a natural place to begin the transition to Linux/Open Source from other operating systems. As the Internet's leading Linux/Open Source destination, our Slashdot.org, Freshmeat.net and FreeCode.com web sites provide for the exchange of information about Linux/Open Source, and access to downloadable resources through links to other web sites. We generate advertising revenues on each of these web sites, and the information that we provide to our users is free. The majority of these resources, including news and online tools, are generated by Andover.Net. At our community web site, Slashdot.org, our visitors generate content by commenting on various news stories that are posted throughout the day. Some of our web sites contain archives of free downloadable software products developed by various third parties.

     Transition path. We believe the best way for people to discover and understand Linux/Open Source is for them to visit Slashdot.org, a leading hub for community, news and information. To make Slashdot.org highly visible to non-Linux developers, we include links, banners and buttons throughout Andover.Net's Cross-Platform web sites that contain content useful for both Linux and Windows. We believe that as sophisticated IT professionals and technology hobbyists move to Linux and other Open Source-based operating systems, our network, including our Cross-Platform web sites, will become an important resource in this transition. In addition, millions of banner advertisements per month and millions of links to Linux/Open Source web sites outside our network promote the possibilities of Linux to IT professionals, including developers and programmers.

     Trusted content. We provide an independent, unbiased source for content, much of which comes from the Linux/Open Source community itself. Moreover, the comprehensive information we provide covers a broad range of Open Source topics rather than a single version of Linux or a single hardware platform. Freshmeat.net comprehensively rates and categorizes the latest in Linux products regardless of developer or distribution. Further, FreeCode.com has hundreds of code modules that can run on, or be easily adapted to run on, any Linux/Open Source system. Through broad, unbiased coverage in editorials, community comments and comprehensive software listings, Andover.Net is the largest independent intermediary for Linux/Open Source.

     Comprehensive support. Support for Linux/Open Source on our network comes in many forms. The community itself offers advice and counsel on Slashdot.org. Further, Freshmeat.net is one of five sites within our network providing descriptions and free downloadable software resources. Other sites provide tutorials, reviews, screenshots of products, links to these products and market information.

     Open marketplace. We provide the largest Internet media channel through which Linux/Open Source vendors can promote and advertise their goods and services and on which purchasers can identify, evaluate and buy the products and services they need. In addition, we promote application development through our discussion forums, provide free advertising for Linux based products that are free, and broadly support promising new business models to encourage growth in the market.

     The benefits of our solution accrue to both members of the Linux/Open Source community as well as to vendors who are targeting that community.

     Benefits for our community. We have established our network as both the most popular and most visited meeting place for the Linux/Open Source community as well as one of the largest Cross-Platform transition networks. We provide editorials, community, commentary, reviews, products, tools, news, information and services for programmers, software developers, system engineers, web site designers, web site managers and corporate technology buyers.

     Benefits for vendors. We provide vendors with targeted channels to reach our highly focused technology community. As our network has grown to become a central site for members of the Linux/Open Source community, it has likewise evolved as a unique selling opportunity for advertisers. We believe that our users represent a large and targeted online community of Internet industry and IT professionals, web developers, programmers and experienced Internet users. As a result, our vendors can enhance the effectiveness of their advertising by customizing advertisements and placing them on targeted pages on our network.

OUR STRATEGY

     Our goal is to maintain and enhance our position as the leading destination for Linux and, more generally, the Open Source movement. Key elements of our strategy are:

  Grow the size and share of our dominant Linux/Open Source position

     We are the leading Linux/Open Source destination on the Internet. To grow this dominant position, we intend to increase our traffic by offering more viewable pages, high quality content and additional services. In particular, we are committed to augmenting Slashdot.org, Freshmeat.net and FreeCode.com, our leading web sites. We also intend to support the overall growth in the Linux and Open Source communities. An important distinction between Andover.Net and other major Linux/Open Source companies is that we support Open Source and all versions of Linux rather than a single version of that operating system. We intend to support Linux/Open Source communities through free web site hosting, contributions of advertising and trade show space to promote free Linux products and the acceptance of the Linux/Open Source movement, funding of application development and benchmark testing for developers of free products, supporting new business models and expanding our Linux/Open Source partnership programs.

  Facilitate and guide the transition of Windows developers to Linux/Open Source

     Unique among all major Linux/Open Source companies, our network includes high-traffic, Cross-Platform sites for IT professionals, including programmers, software developers, web designers and web site managers, many of whom have not yet adopted Linux. Our Cross-Platform web sites offer products, online tools, news and other services which are usable with virtually all major operating systems including Linux, Windows and Macintosh. To accelerate the growth of our Linux/Open Source web sites, we intend to educate visitors on these Cross-Platform web sites and inform, guide and encourage developers to adopt and support Linux.

  Expand our e-commerce offerings to our targeted, high volume traffic

     Our network currently provides content and community to over two million targeted unique visitors on a monthly basis, and we believe this represents a significant e-commerce opportunity. We currently sell compact discs of animated graphics, Linux/Open Source related gifts, books and paraphernalia and subscriptions to our animations archives online. We intend to expand our e-commerce offerings by selling various additional Linux products such as computer hardware, books and compact discs as well as services such as installation and support. Moreover, we believe that our e-commerce offerings will generate increased traffic and encourage longer time spent on our network.

  Acquire complementary Linux/Open Source web sites

     We have already acquired and integrated leading Linux/Open Source web sites such as Slashdot.org and Freshmeat.net. We expect to continue to pursue strategic acquisitions to strengthen our content offerings and services. We may also acquire complementary web sites to obtain valuable brands, expertise or access to new users, advertisers and vendors. We believe that by acquiring complementary web sites, we can efficiently integrate them into our network, and thereby improve their traffic and revenue results as well as our own.

  Expand the number and participation of major advertisers

     We intend to increase the number of major advertisers on our network by expanding our direct sales force and by increasing our sales promotion to Linux/Open Source vendors. With our recent Linux/Open Source acquisitions, we believe that traffic on our network represents over 50% of the visits to Linux resource sites on the web. This leading position in the Linux/Open Source market allows us to provide advertisers targeted access to the Linux/Open Source communities. We believe that Linux/Open Source related vendors will significantly increase their online advertising in this rapidly growing market. We also intend to broaden the participation of our major advertisers by offering several innovative advertising products. Many advertisers have indicated to us that these advertising products are more effective for branding and sales than standard banner advertisements.

  Strengthen the Andover.Net brand

     We intend to strengthen the Andover.Net brand through a combination of online and offline advertising, sales promotion, trade shows, direct mail, public relations, syndicated content and events to promote the use of our network to the technical community, advertisers and vendors. We currently place over eight million banner advertisements each month on complementary sites and expect to significantly increase both online and other media advertising in the future. We also intend to promote the Andover.Net brand with licensing programs such as our licensing agreement with Lycos, Inc. to provide online tools for the Angelfire.com and the Tripod.com community web sites in exchange for a monthly fee and a percentage of the advertising revenue earned on the licensed web pages. We also have contractual arrangements with more than 15 web sites that put our logo on over four million web pages and link directly to our network which generates traffic at no cost to us.

THE ANDOVER.NET NETWORK

     Our closely integrated network consists of web sites that are deep in content and provide programmers and developers with leading online resources. We believe that as sophisticated IT professionals and technology hobbyists move to Linux and other Open Source-based operating systems, our network, which includes news and tools for the Windows operating system, will become an important component of this transition. Our network will introduce Linux and other similar operating systems to many of our technology oriented customers who have not yet migrated to these systems.

     The Andover.Net network consists of three categories of web sites:

     - Our Linux/Open Source sites attract sophisticated Linux users and developers who seek cutting-edge Open Source content;

     - Our Cross-Platform sites offer visitors a wide range of content including news, products and online software applications or e-Tools; and

     - Our Windows site features daily reviews and updates of Windows software downloads.

     Each of our main web sites and product offerings are summarized below.

LINUX/OPEN SOURCE SITES

LOGO                          slashdot.org -- Slashdot.org is the largest online community for Linux/Open
                              Source developers providing news, commentary, information and reviews on a wide range of subjects. Slashdot.org focuses on issues of importance to the
                              Open Source community allowing individuals to post comments and debate news items and technical issues.

LOGO                          freshmeat.net -- Freshmeat.net is one of the largest Linux software application repositories and also contains application news and a community section. At Freshmeat.net, Linux/Open Source developers and users can exchange information online to collaborate on Linux/Open Source software projects. One feature of this web site shows the number of hits each application has received which allows us to determine which Linux product is the most popular.

LOGO                          freecode.com -- FreeCode.com is a comprehensive online resource for programming source code which offers a constantly updated and expanded database of free, Internet-related programs. FreeCode.com contains programs written in Perl, C++, Java and Visual Basic.

LOGO                          thinkgeek.com -- ThinkGeek.com is an online retailer of Linux/Open Source related gifts, books and paraphernalia. ThinkGeek.com's product offerings include items branded with logos of other Andover.Net web sites and hard-to-find novelty products that are pertinent to individuals who identify with the Linux/Open Source community.

CROSS-PLATFORM SITES

LOGO                          davecentral.com -- DaveCentral.com has two components, one for Linux and one for Windows. The site archives over 10,000 free software downloads and reviews. Both the Linux and Windows web sites group the software by category which facilitates searches. The site also has a ticker showing recent updates in all sections of the web site as well as keyword search capabilities.

LOGO                          andovernews.com -- Andover News provides free, timely and searchable computer-industry news from multiple sources. IT professionals visit Andover
                              News for information and editorials about a broad range of technologies and technology companies.

LOGO                          itmanagersjournal.com -- IT Manager's Journal provides IT news and advice for professionals and managers. The site features daily editorial articles on a wide variety of IT topics, survey questions with live results and discussions about a broad range of IT issues.

LOGO                          mediabuilder.com -- MediaBuilder.com is an online multimedia resource center which contains multimedia software; online tools; GIF animations, the most popular file format for animations on the web; the largest collection of free images on the Internet; and a font library with over 1,000 free fonts.
                              With our acquisition of Animation Factory, users can also access and download over 100,000 images. Some of the more popular web tools found within MediaBuilder.com are summarized below:

LOGO                          -     gifworks.com -- GIFWorks.com is a free on-line software application.
                                    With easy-to-use pull down menus, GIFWorks.com allows user to resize any GIF animation.

LOGO                          -     htmlworks.com -- HTMLWorks.com is an online application that enables users to quickly and easily create, edit and improve their web pages through their web browser.

LOGO                          techmailings.com -- TechMailings.com offers the largest collection of technology mailing lists on the Internet with fifteen categories covering everything from cyber-culture to Internet marketing.

LOGO                          techsightings.com -- TechSightings.com searches the Internet for technology sites and presents informative daily reviews of the best high-tech sites for
                              IT professionals. Chosen sites include targeted information on topics such as hardware, software, programming and web building.

LOGO                          internettrafficreport.com -- Internet Traffic Report monitors the flow of
                              Internet data around the world. The Internet Traffic Report analyzes the data and displays a value ranging from zero to 100 with higher values indicating faster, more reliable connections.

WINDOWS SITE

LOGO                          slaughterhouse.com  -- Slaughter House ranks and updates a wide variety of
                              Windows software, including Internet applications, multimedia tools, utilities and games. Slaughter House also offers daily news updates and a
                              "Product of the Day Review."

     By combining our Linux/Open Source, Cross-Platform and Windows web sites into our network, Andover.Net provides IT professionals with a leading online resource.

VISITORS

     According to an independent survey we commissioned in February 1999 from the Laredo Group, the typical Andover.Net visitor spends an average of 15.8 hours per week online, excluding time spent corresponding by e-mail, two hours of which are spent visiting Andover.Net sites. Our visitors, who have an annual average household income of $61,000, include corporate executives, web developers and designers, programmers and IT professionals. Over 60% of our visitors visit our web sites at least once a week.

     Furthermore, 68% of our visitors are personally involved in the purchasing of computer products for their companies. The study also reveals that 74% of our visitors have already made online purchases compared to an industry average of 35% in 1998, as estimated by Jupiter Communications. In addition, 77% of our visitors said they are likely to make online purchases within the next year. We believe that these buying patterns of our user base make our network well suited for e-commerce.

     The main reasons cited in the survey for visiting our network were up-to-date technology news, including the latest developments in Linux and Open Source systems, buying information and product downloads for evaluation, how-to information and the ability to search for computer products and services.

MARKETING AND SALES

  Marketing

     We employ a combination of online and offline advertising, sales promotion, trade shows, direct mail, public relations, syndicated content and events to promote the use of our network to the technical community, advertisers and vendors. We currently place banner advertisements on over eight million pages online each month, usually on complementary programmer and developer sites. We use barter, content licensing and partnerships to extend our online presence to offline media including technical trade magazines and Internet marketing guides.

     Our sales promotion includes seminars at major online media agencies and forums for presenting our Linux/Open Source marketing opportunities to major product vendors. We focus our trade show marketing on Linux-related shows, such as LinuxWorld, and online media planning conferences, such as @d:tech. We announce and promote major events and advertising opportunities to media planners and vendors through direct mail, as well as with advertising campaigns on the major online web-marketing sites. We also promote our network to over 150,000 users who subscribe to Andover Update, Autopsy Report and our other online newsletters for free and to the over two million unique visitors who visit our network on a monthly basis.

     Andover.Net has received extensive press coverage in both online and print publications including the Wall Street Journal, Business Week-on-Line, Time Digital, Rolling Stone, Red Herring and USA Today. Slashdot.org also produces an online radio show "Geeks in Space" hosted by The Sync, an online radio syndicator. The show generally occurs once a week or, as the introduction relates, "Whenever we feel like it."

     We use online tools, including the Internet Traffic Report, GIFWorks.com and HTMLWorks.com, to attract technology-oriented visitors. We believe that this encourages long and repeat visits, adding to our "stickiness." The significance of these e-Tools extends beyond attracting a large core of users to our own network. We also use them in a variety of licensing and partnership programs to extend our promotional frequency and reach. For example, GIFWorks.com has over four million links from companies with whom we have contractual arrangements where we provide public relations and promotion to the partners' sites, and they provide links to GIFWorks.com. In addition, with a recent agreement with Lycos with respect to their Angelfire.com and Tripod.com web sites, we estimate that we will have links to GIFWorks.com from over 150 million pages per month and share in the advertising revenue.

  Sales

     The core of Andover.Net's online advertising business is a professional direct sales force that makes sales calls on computer product vendors and media planners at major agencies. We have built and are expanding our nationwide direct sales force with representatives currently in San Francisco, New York, Los Angeles and Boston. As of September 30, 1999, our direct sales force had 13 members. Our direct sales force is dedicated to increasing the sales of banner advertising, sponsorships, email newsletters, display advertisements and megabanners and recruitment advertising. We sell our advertising services to high technology companies, consumer goods companies, independent software developers, advertising agencies, high technology recruitment agencies, and other marketers interested in reaching our highly focused technology community. We successfully market banner advertising on our web sites because we provide an efficient medium for advertisers to reach a worldwide audience of Internet developers. In addition, because of the unique role our visitors play as Linux and web site developers, they represent an affluent and highly sought after target audience for high technology and high-end consumer products.

     We believe that our competitive advantage is our leading Linux/Open Source position. We estimate that our Linux/Open Source web sites represent 50% to 60% of the advertisable online pages in the Linux/Open

Source category. Linux/Open Source computer product vendors must advertise to establish their share of this early stage but rapidly growing market. We believe that our network is the most effective channel for that communication due to our category-leading quality and depth of our web sites.

     We have been generating advertising revenue since our DaveCentral.com web site went online and accepted advertisements in 1996. In addition to conventional banner advertisements, Andover.Net has developed several innovative advertising products, or beyond-the-banner products.

     Our current offering of innovative advertising products is shown below:

     - Display Advertisements -- Appear in the navigation bar on most Andover.Net web sites and combine visually appealing animations with text. They are approximately two inches wide and six inches long and generally contain 100 words of copy and extend down the right hand side of our web pages. They can be rotated throughout the network to pages and web sites specified by advertisers just as a regular banner advertisements.

     - Megabanners -- Combine a display advertisement with a large top-of-page banner resulting in sixteen square inches filled with animations and text in the top right hand corner of our web page.

     - e-Tools -- Online tools that allow advertisers to communicate directly to users of GIFWorks.com and HTMLWorks.com who typically spend ten to 15 minutes per visit on this web site.

     - Sponsorships -- Include banners, display advertisements and logo/slogan design elements on targeted web sites, e-Tools, home pages and newsletters.

     We believe that our advertisers can customize their advertising campaigns and deliver their message in a highly targeted fashion by choosing specific placements, or channels, on our network. Because of this ability to target and deliver a specific audience, we believe that we command higher advertising rates.

     We believe that we enable advertisers to efficiently and effectively reach targeted Linux/Open Source programmers, developers, engineers, web site designers and managers, and other buyers of technical products and services. In addition, since this demographic group has premium income and purchasing power, it allows us to offer significant advertising opportunities to premium non-technology advertisers. Based on the Laredo Group survey, 68% of our visitors are personally involved in purchasing computer products for their company. They buy for departments or sections with an average of 150 people. As a result, based on publicly available banner advertisement rate cards, we believe that our rates are approximately two to three times higher than the rates of well-known portals that target a more general audience.

  Andover.Net's Advertisers

     Our customers include high technology and consumer advertisers. Our base of advertisers has been increasing steadily and, for the year ended September 30, 1999, we had over 130 advertisers on our network who account for total revenues from zero to $358,781, which includes barter arrangements. Only two of our customers accounted for over ten percent of total revenues for the year ended September 30, 1999: EarthWeb and IBM at 18% and 10%, respectively. Based on percentage of total revenues, our five largest advertisers who accounted for 43% of our total revenues for the year ended September 30, 1999, were EarthWeb, IBM, CNET, Broadcast.com and Silicon Graphics.

SOFTWARE ENGINEERING AND DEVELOPMENT

     We have invested, and intend to continue to invest, significant resources in product and technology development. We focus and modify our product development efforts based on the needs of users and changes in the marketplace. Our software development efforts are focused on four key areas.

     Advertisement and statistics systems. We have created and continually enhance two software systems necessary for the efficient operation of our web sites: a banner advertisement system and a page traffic statistics system. Using an internally developed advertising system has allowed us to create unique advertising products, such as our megabanner product, and to rapidly adjust to requests from advertising clients.

     Database generated web sites. All of our web sites are created and managed through centralized, online databases. This allows data entry operators working both in-house and off-site to enter new content and update existing content for our sites using password protected web forms. At regular intervals, ranging from one to 24 hours, a completely new copy of each web site is automatically generated from these databases using internally developed programs. These web pages are automatically uploaded to our web servers, providing our visitors with continually updated versions of each site. This database driven model of web site creation provides a higher level of efficiency than traditional publishing models, where large numbers of people are required to write each web page by hand. Therefore, we believe that we are able to provide a high level of content at minimal incremental cost with a much smaller staff.

     Online web applications, or e-Tools. A unique, and highly popular, component of our network is our e-Tools which are part of our MediaBuilder.com site and include GIFWorks.com and HTMLWorks.com. These server-based applications are usable through any web browser, and provide a high level of functionality, without requiring the user to download or install any additional software. All of our e-Tools have been developed and are continually enhanced internally. e-Tools are another way that we achieve a high level of efficiency, because they provide web site content that is continually new and relevant to a visitor, without requiring any on-going editorial effort.

     Technical integration of acquired web sites. We continue to integrate new acquisitions into our network. All of our web sites are linked into our network and share traffic as visitors follow links from one of our web sites to another. Acquired web sites are modified to utilize our statistics and advertising systems. Some acquired web sites are completely redesigned if necessary to increase their quality and performance.

     All of our software systems have been written in the C++ and Perl programming languages. These languages are commonly used for Internet applications and are understood and used by a wide number of software engineers.

     As of September 30, 1999, we employed 12 software engineers, nine web design professionals, and two network operations engineers. We intend to increase our development staff significantly to accommodate the increased technical demands of acquisitions, new internal systems and additional e-Tools.

SYSTEM TECHNOLOGY AND DATA CENTER ARCHITECTURE

     Maintaining a high level of performance and reliability while accommodating rapid growth in visitors to our web sites is a major focus of our network operations engineers. To that end we have developed an expandable and fault-tolerant data center architecture for delivering content and advertisements on our web sites.

     Our web sites are maintained on 16 high-speed, industry-standard Pentium servers that run on the Linux operating system. These servers are equipped with a Redundant Array of Interdependent Disks, or RAID, for increased reliability. Web site requests are distributed among the servers by a pair of Alteon load balancing switches that allow for maximum throughput and fault tolerance. This architecture allows us to respond quickly to increased traffic on our web sites by incorporating additional machines without having to shut down or otherwise interfere with the existing servers. We lease our servers which provides us with the flexibility needed to increase the number of machines used or update our machines quickly and inexpensively.

     Our current data center is located on the East coast of the United States. We intend to add three additional data centers using the same software and hardware architecture. These will be located on the West coast of the United States, Europe and Asia. Load balancing routers will be employed to automatically allocate web site traffic to the closest geographic location, ensuring our visitors the best possible performance. This multiple data center architecture will increase the fault tolerance of our network, and insulate us from localized interruptions of service on the Internet.

     We maintain and continually enhance a quality assurance process to monitor our servers, processes and network connectivity. This process involves both internal staff and external contractors who run regular system and security audits of our servers. We currently run automatic monitoring programs which immediately notify our network operations engineers by email and pager in the case of any current or potential interruptions in service. We intend to develop a distributed network of engineers who will personally monitor our data centers on a 24-hour basis and be prepared to perform any necessary adjustments to the servers.

INTELLECTUAL PROPERTY

     Andover.Net seeks to protect its intellectual property through a combination of license agreements, service mark, copyright, trade secret laws and other methods of restricting disclosure and transferring title. We obtain the majority of our content under license agreements with publishers, through work for hire arrangements with third parties and from internal staff development. We have no patents or patents pending for our current online services and do not anticipate that patents will become a significant part of our intellectual property in the foreseeable future. Where appropriate, we also enter into confidentiality agreements with our employees, consultants, vendors and customers. We generally seek to control access to and distribution of our technology, documentation and other proprietary information. We pursue the registration of our trademarks in the United States and internationally, and have submitted trademark registration applications for our Andover.net, Slashdot.org and Freshmeat.net trademarks. Content created or acquired by us is protected by copyright. The proprietary software that we use to run our business is protected generally by restricting third party access, entering into confidentiality agreements with third parties who do have access and relying on copyright law.

COMPETITION

     Competition within the Internet is intense and is expected to increase significantly in the future. Specifically, the market is rapidly evolving and barriers to entry are low, enabling newcomers to launch competitive web sites at relatively low costs.

     We believe that we compete on the basis of brand recognition, quality and quantity of content, product and resource selection, convenience and reliability. We believe that we are differentiated from our competitors due to:

     -  our focus on the Linux/Open Source operating systems;

     - the fact that we are independent of a particular version of the Linux/Open Source operating systems; and

     - our vertical focus of providing content, community and commerce to technology professionals.

     We compete for advertisers, merchants, users and strategic partners with:

     -  web sites specifically targeting the Linux/Open Source communities;

     -  web sites specializing in technology information;

     -  Internet portals, search sites and content aggregators; and

     - traditional media content businesses such as newspapers, magazines, radio and television.

     Increased competition could result in advertising price reductions, reduced margins or loss of market share, any of which could harm our business. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products and services than we can.

     Additionally, our success is in large part dependant on the success of Linux which is in competition with other operating systems. In the market for operating systems, Linux competes with a number of large and well-established companies that have significantly greater financial resources, larger development staffs and more extensive marketing and distribution capabilities. While we do not directly compete with these companies, our future success may depend on the ability of Linux to effectively compete with these other more established operating systems.

EMPLOYEES

     As of September 30, 1999, we had a total of 49 employees. Of the total employees, 25 were in engineering and content development, 15 in sales and marketing and nine in finance and administration. Our future success will depend in part on our ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. From time to time we also employ independent contractors to support our professional services, product development, sales, marketing and business development organizations. Our employees are not represented by any labor union and are not organized under a collective bargaining agreement, and we have never experienced work stoppage. We believe our relations with our employees are good.

FACILITIES

     Our headquarters are currently located in a leased facility in Acton, Massachusetts, consisting of approximately 11,700 square feet under a five year lease that will expire on April 30, 2004. The current annual rental expense under this lease is approximately $205,000. We have an option to extend the term of this lease for another five years at the end of the initial five year term. We believe that additional space will be required as our business expands and will be available on acceptable terms.

LEGAL PROCEEDINGS

     We are not currently a party to any legal proceedings.

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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers and their respective ages and positions are as follows:

                   NAME                      AGE                    POSITION
                   ----                      ---                    --------
Bruce A. Twickler..........................  53    President, Chief Executive Officer and
                                                   Chairman
Peter A. Phelps............................  42    Chief Financial Officer
Adam B. Green..............................  43    Chief Technology Officer
James E. Patterson.........................  61    Executive Vice President
William M. Dwyer...........................  47    Vice President, Publishing
Derek V. Carroll...........................  43    Vice President, Business Development
Janet F. Holian............................  39    Vice President, Communications
Walter M. Bird, III........................  41    Director
Jonathan M. Goldstein......................  39    Director
James D. Logan.............................  47    Director
Robert Malda...............................  23    Director
Louis Page.................................  33    Director
Thomas R. Shepherd.........................  69    Director
John E. Trombly............................  52    Director

---------------
     Bruce A. Twickler. Mr. Twickler founded Andover.Net in 1992, has been a director, President and Chief Executive Officer since its formation and was elected Chairman of the Board in September 1999. From 1988 to 1991, Mr. Twickler was Vice President of Microcom. From 1987 to 1988, Mr. Twickler was President of Shiva Corporation, and from 1983 to 1986 he was President of Hayden Software. Prior to that time, Mr. Twickler was Vice President of Marketing of Pioneer Electronics USA.

     Peter A. Phelps. Mr. Phelps joined Andover.Net in October 1999 as Chief Financial Officer. In 1998 Mr. Phelps co-founded Marathon Investment Partners, LP, a Small Business Investment Company that provides capital for middle market operating companies. From 1998 to October 1999, Mr. Phelps was the Chief Financial Officer and a Partner of Marathon Investment Partners. From 1987 to 1998, Mr. Phelps was the Chief Financial Officer of Rosse Enterprises Limited, a private equity firm. Mr. Phelps was also previously a Manager at PricewaterhouseCoopers LLP and Audit Supervisor at Ernst & Young LLP. Mr. Phelps is a Certified Public Accountant.

     Adam B. Green. Mr. Green has been Chief Technology Officer of Andover.Net since July 1996. From 1995 to 1996, Mr. Green was Vice President of Internet Products at Clear Software, Inc. In 1994, Mr. Green was a consultant and contract trainer for Alpha Software, Inc. In 1993, Mr. Green was a consultant and contract trainer for Powersoft.

     James E. Patterson. Mr. Patterson has been an Executive Vice President of Andover.Net since May 1999. He is responsible for implementing our e-commerce strategy. From February 1997 to May 1999, he was Andover.Net's Vice President, Sales and Marketing, and from November 1995 to February 1997, he was our Vice President, Sales. From May 1991 to November 1995, Mr. Patterson was Director of the IBM Business Unit of Wang Global.

     William M. Dwyer. Mr. Dwyer has been Vice President, Publishing of Andover.Net since May 1999. He is responsible for sales and marketing. From 1994 to 1999, Mr. Dwyer was self-employed. Through his companies The InterMedia Group and IT/World Inc., he provided publishing and media sales consulting services to companies such as PennWell Publishing and Skinner James Publishing. As Publisher, Mr. Dwyer created and launched "BackOffice Magazine" for PennWell Publishing. Prior to founding IT/World, Inc., Mr. Dwyer was Vice President of Sales for BYTE Magazine at McGraw-Hill, Inc. Previously, Mr. Dwyer held a variety of positions at Ziff-Davis over a 10 year period including Director of the Ziff-Davis Magazine Network.

     Derek V. Carroll. Mr. Carroll has been Vice President, Business Development of Andover.Net since February 1999. From 1995 to 1999, Mr. Carroll was Vice-President of Sales and Marketing of Silent

Systems, Inc. From 1985 to 1995, Mr. Carroll was Director of Business Development of MicroTouch Systems, Inc.

     Janet F. Holian. Ms. Holian has been Vice President, Communications of Andover.Net since August 1999. Ms. Holian joined Andover.Net in February 1999 as Director of Marketing. From 1996 to 1998, Ms. Holian was Vice President of Marketing of PersonalAudio, Inc. From 1993 to 1996, Ms. Holian was Director of Marketing of MicroTouch Systems, Inc.

     Walter M. Bird, III. Mr. Bird has been a director of Andover.Net since July 1997. Since 1996, Mr. Bird has been Vice President of Claflin Capital Management, Inc., a venture capital investment management firm. From 1990 to 1996, Mr. Bird was a Vice President of BankBoston, N.A.

     Jonathan M. Goldstein. Mr. Goldstein has been a director of Andover.Net since September 1999. Since 1986, he has been associated with TA Associates, Inc., a venture capital firm, a Vice President from 1990 to 1996 and as a Principal from January 1997 to date.

     James D. Logan. Mr. Logan has been a director of Andover.Net since January 1999. Mr. Logan is the President and Chief Executive Officer of Gotuit Media, Inc. which he founded in 1999. From 1996 to 1998, Mr. Logan was President and Chief Executive Officer of PersonalAudio, Inc. which he founded. From 1982 to 1996, Mr. Logan was the Chief Executive Officer and President of MicroTouch Systems Inc. Mr. Logan is currently Chairman of the Board of Directors of MicroTouch Systems Inc.

     Robert Malda. Mr. Malda has been a director of Andover.Net since July 1999, joining the Board following our acquisition of Slashdot.org from BlockStackers, Inc. He is currently the editor of the Slashdot.org web site. Mr. Malda is President of BlockStackers which he co-founded in 1996. Mr. Malda served as a web site developer for The Image Group from 1996 to 1998. From 1994 to 1996, Mr. Malda was a personal computer technician at the Donnelly Corporation.

     Louis Page, CFA. Mr. Page has been a director of Andover.Net since October 1995. Mr. Page is and has been since 1994 the President and founder of Window to Wall Street, Inc., a company that serves as the general partner of a number of venture capital investment firms.

     Thomas R. Shepherd. Mr. Shepherd has been a director of Andover.Net since July 1999. Mr. Shepherd is a co-founder and has been the Chairman of The Shepherd Group, LLC, a private equity investment firm, since 1996. Additionally, Mr. Shepherd is a Special Partner, and until 1998 was a Managing Director, of the Thomas H. Lee Company, a private equity investment firm. Prior to joining the Thomas H. Lee Company in 1986, Mr. Shepherd was President of the GTE Lighting Products Group of GTE Sylvania from 1983 to 1986, and was President of North American Philips Commercial Electronics Corporation from 1981 to 1983. Mr. Shepherd is also a director of Rayovac Corporation and The Vermont Teddy Bear Co., Inc.

     John E. Trombly. Mr. Trombly has been a director of Andover.Net since October 1995. Since 1992, Mr. Trombly has been an Executive Vice President of Royalty Capital Management, Inc., a venture capital management firm, and a General Partner of Royalty Capital Fund L.P. I, a venture capital investment fund. Prior to co-founding Royal Capital Fund, Mr. Trombly was President of Foxboro/Octek from 1978 to 1988.

     Pursuant to contractual arrangements between Andover.Net and several of our stockholders which will terminate at the closing of this offering, our directors were nominated as follows: Jonathan M. Goldstein is the nominee of the Series B stockholders; Louis Page is the nominee of Windows to Wall Street, Inc; Thomas
R. Shepherd is the nominee of The Shepherd Venture Fund I, L.P. and The Shepherd Group, LLC, Bruce A. Twickler is nominated as the Chief Executive Officer and the other directors are not nominated by a particular stockholder group, but have contractually agreed to be directors.

BOARD COMMITTEES

     Following the completion of this offering, the compensation committee of the board of directors of Andover.Net will be comprised of Walter H. Bird, III, James D. Logan and Jonathan Goldstein. The compensation committee reviews and evaluates the compensation and benefits of all of Andover.Net's officers, reviews general policy matters relating to compensation and employee benefits and makes recommendations concerning these matters to the board of directors. The compensation committee also administers Andover.Net's stock options and stock purchase plans. See "--Employee Benefits Plans". The audit committee of the board of directors of Andover.Net will be comprised of Louis Page, Thomas R. Shepherd and Jonathan Goldstein. The audit committee reviews, with Andover.Net's independent auditors, the scope and timing of the auditors' services, the auditors report on Andover.Net's financial statements following completion of the auditors' audit, and Andover.Net's internal accounting and financial control policies and procedures. In addition, the audit committee will make annual recommendations to the board of directors for the appointment of independent auditors for the ensuing year.

ELECTION AND COMPENSATION OF DIRECTORS

     Our certificate of incorporation provides for a classified board of directors divided into three classes. Class I will expire at the annual meeting of stockholders to be held in 2000, Class II will expire at the annual meeting of stockholders to be held in 2001 and Class III will expire at the annual meeting of stockholders to be held in 2002. Messrs. Bird and Trombly will initially serve as Class I Directors; Messrs. Logan, Shepherd and Page will initially serve as Class II Directors; and Messrs. Twickler, Goldstein and Malda will initially serve as Class III Directors. At each annual meeting of stockholders, beginning with the 2000 annual meeting, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election and until their successors have been duly elected and qualified, or until their earlier resignation or removal, if any. To the extent there is an increase or reduction in the number of directors, increase or decrease in directorships resulting therefrom will be distributed among the classes so that, as nearly as possible, each class will consist of an equal number of directors. Two directors will be independent, as required by the rules of the Nasdaq National Market, Inc. All of the directors were appointed pursuant to contractual rights of certain stockholders. Upon the closing of this offering, however, no individual stockholder will have a contractual right to designate a director.

     Our current directors receive no compensation for serving as directors; however, they may be reimbursed for the expenses they incur in attending meetings of the board or board committees. Although our directors are not entitled to any specified number of options as a result of their positions as directors, we have granted in the past, and intend to grant in the future, non-qualified stock options to our non-employee directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of our directors serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned by our Chief Executive Officer and each of our other most highly compensated executive officers (collectively, the "Named Executive Officers") during the year ended September 30, 1999:

                           SUMMARY COMPENSATION TABLE

                                              ANNUAL COMPENSATION                   LONG-TERM COMPENSATION AWARDS
                                   -----------------------------------------   ----------------------------------------
                                                                 OTHER
                                                                 ANNUAL        SECURITIES UNDERLYING      ALL OTHER
   NAME AND PRINCIPAL POSITION     SALARY ($)   BONUS ($)   COMPENSATION ($)     OPTIONS/SARS (#)      COMPENSATION ($)
   ---------------------------     ----------   ---------   ----------------   ---------------------   ----------------
Bruce Twickler...................    116,500      15,000             --               147,760                  --
  President, Chief Executive
    Officer and Chairman
Adam Green.......................    125,000      19,500             --               124,048                  --
  Chief Technology Officer
James Patterson..................    105,450      13,500         25,551                10,108                  --
  Executive Vice President
Derek Carroll....................     71,355      19,500             --               160,762                  --
  Vice President, Business
    Development
  (commenced employment with
    Andover.Net in February 1999)
William Dwyer....................     47,920      11,500             --                80,381                  --
  Vice President, Publishing
  (commenced employment with
    Andover.Net in May 1999)

     The following table sets forth certain information regarding the option grants made during the year ended September 30, 1999 to each of the Company's named executive officers in the Summary Compensation Table above. The Company issued no stock appreciation rights in year ended September 30, 1999.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                           POTENTIAL REALIZABLE
                                                                                             VALUE AT ASSUMED
                                                                                          ANNUAL RATES OF STOCK
                                                                                            PRICE APPRECIATION
                                           INDIVIDUAL GRANTS                                FOR OPTION TERM(1)
                       ---------------------------------------------------------   ------------------------------------
                        NUMBER OF
                       SECURITIES    PERCENT OF TOTAL
                       UNDERLYING    OPTIONS GRANTED    EXERCISE OR
                         OPTIONS     TO EMPLOYEES IN    BASE PRICE    EXPIRATION
        NAME           GRANTED(#)     FISCAL YEAR(%)     ($/SHARE)       DATE        0%($)        5%($)        10%($)
        ----           -----------   ----------------   -----------   ----------     -----        -----        ------
Bruce Twickler.......    147,760           9.4             $0.02       12/2/08     $2,656,725   $4,324,570   $6,887,905
Adam Green...........     23,572           1.5             $0.02       12/2/08     $  423,825   $  689,894   $1,098,820
                         100,476           6.4             $0.26        9/1/09     $1,782,444   $2,877,290   $4,597,078
James Patterson......     10,108            .6             $0.02       12/2/08     $  181,742   $  295,836   $  471,189
Derek Carroll........     80,381           5.1             $0.02        9/1/09     $1,445,250   $2,352,553   $3,747,000
                          20,095           1.3             $0.22        9/1/09     $  357,289   $  577,565   $  922,295
                          60,286           3.8             $0.26        9/1/09     $1,069,474   $1,726,386   $2,758,265
William Dwyer........     80,381           5.1             $0.02        9/1/09     $1,445,250   $2,352,553   $3,747,000

---------------
(1) In accordance with the rules of the SEC, shown are the gains or "option spreads" that would exist for the respective options granted. These gains are based on the assumed rates of annual compound stock price appreciation of 5% and 10% from the date the option was granted over the full option term. These assumed annual compound rates of stock price appreciation are mandated by the rules of the SEC and do not represent the Company's estimate or projection of future common stock prices.

     Year End Option Table. The following table sets forth information regarding exercise of options and the number and value of options held at September 30, 1999, by each of the Company's named executive officers in the Summary Compensation Table above:

               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND
                           YEAR-END OPTION/SAR VALUES

                                                             NUMBER OF SECURITIES
                                                            UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED IN-THE-MONEY
                                                                  OPTIONS AT                           OPTIONS AT
                                                                FISCAL YEAR END                   FISCAL YEAR END (1)
                       SHARES ACQUIRED      VALUE      ---------------------------------   ----------------------------------
        NAME           ON EXERCISE(#)    REALIZED($)   EXERCISABLE(#)   UNEXERCISABLE(#)   EXERCISABLE($)    UNEXERCISABLE($)
        ----           ---------------   -----------   --------------   ----------------   --------------    ----------------
Bruce Twickler.......          --               --        147,760                --          $2,655,990                 --
Adam Green...........          --               --        205,545           199,835          $3,694,677         $3,592,039
James Patterson......      30,203          479,595         54,094            46,382          $  972,341         $  833,718
Derek Carroll........          --               --         25,731           135,031          $  446,051         $2,355,848
William Dwyer........          --               --          8,628            71,753          $  154,068         $1,281,233

---------------
(1) Value is based on the difference between the option exercise price and the initial public offering price of the common stock multiplied by the number of shares of common stock underlying the option. No market existed for the common stock prior to this offering. Offering price of $18.00 per share; exercise prices vary and are noted in the Option Grants in Last Fiscal Year table.

BENEFIT PLANS

  1995 Stock Option Plan.

     The 1995 Stock Option Plan, or the 1995 plan, provides for the granting of incentive stock options and non-qualified options defined in Section 422 of the Internal Revenue Code to Andover.Net's employees, consultants and directors. The 1995 plan may be administered by the board of directors or by a committee. The board has the authority to take the following actions:

          (a) interpret and apply the 1995 plan; and

          (b) determine the eligibility of an individual to participate in the 1995 plan.

     No incentive stock options may be granted to an employee who, at the time of the grant, owns more than 10% of the voting power or greater than 10% of each class of Andover.Net's outstanding stock, unless the purchase price of the stock is not less than 110% of the stock's fair market value on the date of the grant and the option, by its terms, shall not be exercisable more than five years from the date it is granted.

     Vested options may be exercised in full at one time or in part from time to time. The payment of the exercise price may be made by delivery of one of the following: (a) cash or a check; (b) at the discretion of the board, shares of Andover.Net's common stock owned by the optionholder having a fair market value equal in amount to the exercise price of the options being exercised; (c) at the discretion of the board, by delivery of the optionholder's personal recourse note; or (d) at the discretion of the board, any combination of (a), (b) and
(c).

     The term of any option granted under the 1995 plan is limited to either five or 10 years, depending on the nature of the option holder. Upon the termination of an optionholder's employment with Andover.Net, his or her options will terminate between 60 and 180 days after that optionholder leaves the employ of Andover.Net.

     As of September 30, 1999, 969,453 options were outstanding under the 1995 plan. No additional shares will be granted under the plan. Options granted vest over a term established by the board of directors or committee at the date of grant. The outstanding options have exercise prices ranging from $.02 to $1.06 per share.

\   1999 Stock Option Plan.

     The 1999 Stock Option Plan, or 1999 plan, provides for the granting of incentive stock options and non-qualified options defined in Section 422 of the Internal Revenue Code to Andover.Net's employees, directors, advisors or consultants. The 1999 plan may be administered by Andover.Net's board of directors or by a committee. The board has the authority to take the following actions:

          (a) interpret and apply the 1999 plan;

          (b) determine the eligibility of an individual to participate in the 1999 plan;

          (c) approve the assignment of options immediately prior to the registration of Andover.Net's stock pursuant to the Securities Exchange Act of 1934, as amended, if such assignment would increase the number of common stockholders; and

          (d) determine and allocate the cancellation or exchange of outstanding options in the case of a recapitalization, acquisition, merger or change in control.

     No incentive stock options may be granted to an employee who, at the time of the grant, owns more than 10% of the voting power or greater than 10% of each class of Andover.Net's outstanding stock, unless the purchase price of the stock is not less than 110% of the stock's fair market value on the date of the grant and the option, by its terms, shall not be exercisable more than five years from the date it is granted.

     Vested options may be exercised in full at one time or in part from time to time in amounts of 50 shares or more. The payment of the exercise price may be made as determined by the board, and set forth in the option agreement, by delivery of one of the following: (a) cash or a check; (b) shares of Andover.Net's common stock owned by the optionholder having a fair market value equal in amount to the exercise price of the options being exercised; (c) any combination of (a) and (b); provided, however, that payment of the exercise price by delivery of shares of common stock owned by such option holder may be made if the payment does not result in a charge to earnings for financial accounting purposes as determined by the board; or (d) a properly executed exercise notice to Andover.Net, together with a copy of irrevocable instruments to a broker to deliver promptly to Andover.Net the amount of sale or loan proceeds to pay the exercise price. Andover.Net may delay the issuance of shares covered by the exercise of an option until the shares for which the option has been exercised have been registered or qualified under the applicable federal or state securities laws, or counsel for Andover.Net has opined that the shares are exempt from the registration requirements of applicable federal or state securities laws.

     The term of any option granted under the 1999 plan is limited to either five or 10 years, depending on the nature of the option holder. Upon the termination of an optionholder's employment with Andover.Net, his or her options will terminate between 60 days and 12 months after that optionholder leaves the employ of Andover.Net.

     The number of shares reserved for issuance upon the exercise of options under the 1999 Plan is 1,736,225. As of September 30, 1999, 440,343 options were outstanding under the 1999 plan. Options granted vest over a term established by the board of directors at the date of grant. The outstanding options have an exercise price ranging from $.10 to $1.06 per share.

LIMITATION OF LIABILITY; INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the Delaware General Corporation Law, we have included in our certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, other than breaches of their duty of loyalty, actions not in good faith or which involve intentional misconduct, or transactions from which they derive improper personal benefit. In addition, our bylaws provide that we are required to indemnify our officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving our directors, officers, employees or agents in which indemnification would be required or permitted. We believe that our certificate of incorporation provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

     In addition to indemnification provisions in our certificate of incorporation and bylaws, upon the closing of this offering we will have entered into agreements to indemnify our non-employee directors. These agreements will provide for indemnification for some types of expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by persons in any action or proceeding, including any action by or in the right of Andover.Net, arising out of their services as a director of Andover.Net.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of October 31, 1999, and as adjusted to reflect the sale of the common stock offered hereby by:

     - each person who is known by us to own beneficially more than 5% of the outstanding shares of our capital stock;

     -  each of our directors;

     -  the named executive officers; and

     -  all directors and executive officers as a group.

     Percentage of ownership is calculated as required by the Securities and Exchange Commission, or SEC. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The table below includes the number of shares underlying options which are exercisable within 60 days from October 31, 1999. For purposes of calculating each person's or group's percentage ownership, stock options exercisable within 60 days after October 31, 1999 are included for that person or group, but not the stock options of any other person or group. Unless otherwise indicated, the address of each of the beneficial owners identified is 50 Nagog Park, Acton, Massachusetts 01720.

                                                                                      PERCENTAGE OF
                                                                                    SHARES OUTSTANDING
                                                                                  ----------------------
                                                              NUMBER OF SHARES    BEFORE THE   AFTER THE
           NAME AND ADDRESS OF BENEFICIAL OWNER              BENEFICIALLY OWNED    OFFERING    OFFERING
           ------------------------------------              ------------------   ----------   ---------
NAMED EXECUTIVE OFFICERS AND DIRECTORS
Bruce A. Twickler(1).......................................       1,763,354          17.1%       12.6%
Peter A. Phelps............................................              --            --          --
Adam B. Green(2)...........................................         304,904           2.7         2.0
James E. Patterson(3)......................................         109,921           1.0           *
William M. Dwyer(4)........................................          80,381             *           *
Derek V. Carroll(5)........................................         100,476             *           *
Janet F. Holian(6).........................................          30,143             *           *
Walter M. Bird III(7)......................................         792,690           7.2         5.3
Jonathan M. Goldstein(8)...................................       2,381,341          21.6        15.9
James D. Logan(9)..........................................         203,504           1.8         1.4
Robert Malda(10)...........................................              --            --          --
Louis Page(11).............................................       1,327,178          12.1         8.8
Thomas R. Shepherd(12).....................................         199,605           1.8         1.3
John E. Trombly(13)........................................         517,452           4.7         3.4
All Directors and Executive Officers as a Group
  (14 persons, including the above)........................       7,199,994          67.7        50.5
5% STOCKHOLDERS
Massachusetts Technology Development Corp..................         684,141           6.2         4.6
  148 State Street
  Boston, MA 02109
James S. Mulhullond, Jr....................................         926,329           8.4         6.2
  One East 66th Street
  New York, NY 10021
TA/Advent VIII L.P.(14) ...................................       1,592,871          14.5        10.6
  High Street Tower
  125 High Street
  Boston, MA 02110

                                                                                      PERCENTAGE OF
                                                                                    SHARES OUTSTANDING
                                                                                  ----------------------
                                                              NUMBER OF SHARES    BEFORE THE   AFTER THE
           NAME AND ADDRESS OF BENEFICIAL OWNER              BENEFICIALLY OWNED    OFFERING    OFFERING
           ------------------------------------              ------------------   ----------   ---------
TA/Atlantic and Pacific IV, L.P.(14) ......................         726,351           6.6%        4.8%
  High Street Tower
  125 High Street
  Boston, MA 02110
Window to Wall Street, Inc.(15)............................         561,480           5.1         3.7
  39 Cedar Hill Road
  Dover, MA 02030
Window to Wall Street Limited Partnership(15)..............         569,197           5.2         3.8
  39 Cedar Hill Road
  Dover, MA 02030

---------------
  *  Less than one percent

 (1) Shares listed as held by Bruce A. Twickler include 617,184 shares which are currently held by Barbara Twickler, his wife, as to which Mr. Twickler maintains full voting power. Mr. Twickler disclaims beneficial ownership of these shares. Shares listed as held by Mr. Twickler also include options to purchase 147,760 shares Mr. Twickler has the right to acquire within 60 days of October 31, 1999.

 (2) Shares listed as held by Adam B. Green include options to purchase 304,904 shares Mr. Green has the right to acquire within 60 days of October 31, 1999.

 (3) Shares listed as held by James E. Patterson include options to purchase 79,718 shares Mr. Patterson has the right to acquire within 60 days of October 31, 1999.

 (4) Shares listed as held by William M. Dwyer include options to purchase 80,381 shares Mr. Dwyer has the right to acquire within 60 days of October 31, 1999.

 (5) Shares listed as held by Derek V. Carroll include options to purchase 100,476 shares Mr. Carroll has the right to acquire within 60 days of October 31, 1999.

 (6) Shares listed as held by Janet F. Holian include options to purchase 30,143 shares Ms. Holian has the right to acquire within 60 days of October 31, 1999.

 (7) Shares listed as held by Walter M. Bird III include 461,009 shares held by Claflin Capital VI, L.P. and 331,681 Claflin Capital VII, L.P. of which Mr. Bird is the general partner. Mr. Bird disclaims beneficial ownership of these shares.

 (8) Shares listed as held by Jonathan M. Goldstein include an aggregate of 1,592,871 shares held by TA/Advent VIII L.P., 726,351 shares held by TA/Atlantic and Pacific IV, L.P., 30,263 shares held by TA Executives Fund LLC, and 31,856 shares held by TA Investors LLC. Mr. Goldstein has beneficial ownership of 6,636 of such shares. Mr. Goldstein disclaims beneficial ownership of the remaining shares.

 (9) Shares listed as held by James D. Logan include 188,171 shares held by the James D. and Kerry M. Logan Family Trust U/A/D 12/31/98 of which his mother Bernice C. Logan is a trustee. Mr. Logan disclaims beneficial ownership of these shares. Shares listed as held by Mr. Logan also include 15,333 options for shares Mr. Logan has the right to acquire within 60 days of October 31, 1999.

(10) Mr. Malda, a substantial stockholder of BlockStackers, will beneficially own a certain number of shares of common stock upon the closing of this offering based upon the initial public offering price. See "Relationships with Andover.Net and Related Transactions -- Other Transactions with Management -- Slashdot.org Purchase Agreement."

(11) Shares listed as held by Louis Page include 561,480 shares held by Window to Wall Street, Inc. of which Mr. Page is the president, 569,197 shares held by Window to Wall Street Limited Partnership of which Window to Wall Street Inc. is the general partner and 196,501 shares held by Window to Wall Street II Limited Partnership of which Window to Wall Street, Inc. is the general partner. Mr. Page disclaims beneficial ownership of the shares held by Window to Wall Street Limited Partnership and Window to Wall Street II Limited Partnership.

(12) Shares listed as held by Thomas R. Shepherd include an aggregate of 10,188 shares held by The Shepherd Group, LLC of which Mr. Shepherd is the Chairman and 80,883 shares held by The Shepherd Venture Fund I, L.P. of which The Shepherd Group, LLC is the general partner. Mr. Shepherd disclaims beneficial ownership of these shares.

(13) Shares listed as held by John E. Trombly include 334,927 shares held by Royalty Capital Fund L.P. I, of which Royalty Capital Management, Inc. is the general partner. Mr. Trombly is the Executive Vice President of Royalty Capital Management, Inc. Mr. Trombly disclaims beneficial ownership of these shares.

(14) TA/Advent VIII L.P., TA/Atlantic and Pacific IV, L.P., TA Executives Fund LLC and TA Investors LLC are under common control. Collectively these entities own 2,381,341 shares of Andover.Net.

(15) Window to Wall Street, Inc. is the general partner of Window to Wall Street Limited Partnership and Window to Wall Street II Limited Partnership. Collectively, these entities own 1,327,178 shares of Andover.Net.

            RELATIONSHIPS WITH ANDOVER.NET AND RELATED TRANSACTIONS

SALE OF SERIES B PREFERRED STOCK

     Andover.Net issued and sold 600,568 shares of Series B convertible preferred stock on September 15, 1999. 480,354 shares were sold and issued to affiliates of TA Associates, Inc. and others and 120,214 shares, in the aggregate, were issued to holders of convertible promissory notes in exchange for the cancellation of their notes. The total aggregate proceeds to Andover.Net in the private placement was approximately $10,100,000. The Series B convertible preferred stock is immediately convertible into common stock at the option of the holder and will convert into 3,017,133 shares of common stock upon the closing of this offering.

EMPLOYMENT AGREEMENTS

  Robert Malda

     In connection with its acquisition of Slashdot.org, Andover.Net entered into an employment agreement with Robert Malda, a director of Andover.Net, on June 28, 1999, for a term of three years. The agreement provides that Mr. Malda is entitled to a base salary of $90,000 per year. In addition, Mr. Malda is entitled to customary employee benefits. Mr. Malda's employment agreement may be terminated by Andover.Net at any time for "cause," which is defined as (a) the conviction of or plea of no contest to any felony, (b) continued, uncured insubordination, (c) breach of the non-competition provisions of the employment agreement or (d) commission of any fraud, embezzlement or similar acts of dishonesty against Andover.Net. This agreement may also be terminated by Andover.Net without cause or by Mr. Malda for "good reason," which is defined as
(a) the assignment of any duties inconsistent with those set forth in the employment agreement, (b) any material reduction in Mr. Malda's salary or benefits, (c) breach of the employment agreement by Andover.Net or (d) the requirement by Andover.Net that Mr. Malda perform his duties from any specific location for a prolonged period of time. If Mr. Malda is terminated without cause or terminates for "good reason" then Mr. Malda is entitled to continue to receive his existing base salary and benefits for a period of 12 months and is entitled to receive the payments set forth in the Slashdot.org purchase agreement without reduction. See "Other Transactions with Management - Slashdot.org Purchase Agreement."

     Under the terms of the employment agreement, Mr. Malda has agreed that during the term of the agreement he will not participate in the management of any entity which is in competition with Andover.Net. In the event that Andover.Net terminates Mr. Malda without cause or if Mr. Malda terminates for good reason, this non-competition period will terminate concurrently with the termination of employment.

OTHER TRANSACTIONS WITH MANAGEMENT

  Compensation and Benefits.

     Our executive officers receive compensation, bonuses and other benefits under various employee benefit plan arrangements maintained by us and its subsidiaries. The executive officers participated in such benefit plans under the same terms generally made available to our similarly situated employees with similar responsibilities and levels of compensation.

     Our executive officers are eligible for performance bonuses under our Executive Officer Incentive Plan. Under this plan, each officer is eligible for a bonus of up to $9,000 per quarter. The amount of each bonus is based on a consideration of our quarterly revenues and quarterly traffic as well as the achievement of specific corporate objectives.

  Slashdot.org Purchase Agreement

     Under the terms of the Asset Purchase Agreement between BlockStackers, Inc. and Andover.Net, dated as of June 18, 1999, Andover.Net purchased those assets of BlockStackers relating to the Slashdot.org web site for 1.5 million in cash paid at closing and maximum future cash payments of $3.5 million payable over the next two years contingent on the continued employment of two key employees. Maximum future stock consideration of $7.0 million is payable over a period of two years following this offering. For the purposes of these issuances, the number of shares of common stock to be issued is determined using an initial public offering price of $18.00 per share. Thus, the total consideration that will be paid is valued at $8.5 million and the maximum contingent consideration payable is $3.5 million. All consideration has been or will be paid to BlockStackers. The number of shares paid is contingent on the continued employment of two key employees and the achievement of performance milestones relating to traffic on the web site.

     - 111,111 shares issuable upon the closing of this offering;

     - 55,555 shares issuable seven months after the closing of this offering;

     - 37,037 shares issuable 12 months after the closing of this offering;

     - 74,074 shares issuable 12 months after the closing of this offering provided that the milestones in the agreement have been met;

     - 37,037 shares issuable 24 months after the closing of this offering; and

     - 74,074 shares issuable 24 months after the closing of this offering provided that the milestones in the agreement have been met.

     Pursuant to this purchase agreement, BlockStackers also agreed not to compete with Andover.Net or to solicit its personnel, customers or suppliers. Specifically, BlockStackers may not compete with Andover.Net, its subsidiaries or affiliates by engaging in any business that involves a real-time or contemporaneous news web site until June 28, 2004. Prior to June 28, 2001, BlockStackers may not solicit personnel, customers or suppliers from Andover.Net, its subsidiaries or affiliates. Mr. Malda, a director of Andover.Net, owns 25% of BlockStackers. Mr. Malda, the President and co-founder of BlockStackers, was a web site manager of BlockStackers, running Slashdot.org. Mr. Malda continues to run Slashdot.org as a web site manager and editor of Andover.Net.

  Freshmeat.net Purchase Agreement

     Under the terms of the Asset Purchase Agreement between Patrick Lenz (the owner of Freshmeat.net) and Andover.Net, dated August 6, 1999, Andover.Net purchased those assets relating to the Freshmeat.net web site for consideration with a maximum total value of $1.0 million. Of the $667,000 cash portion of the purchase price, $367,000 was paid on the closing of the acquisition and $300,000 will be paid in 15 non-contingent monthly installments beginning September 1999. The stock consideration portion of the purchase price is payable over two years contingent on the continuation of the consulting agreement between Mr. Lenz and Andover.Net. Pursuant to the consulting agreement, Mr. Lenz will provide maintenance for the Freshmeat.net web site. The agreement automatically terminates on September 1, 2002 unless the parties extend its term prior to that date. For purposes of these issuances, the number of shares of common stock to be issued is determined using an initial public offering price of $18.00 per share.

     - 6,172 shares issuable upon the closing of this offering;

     - 6,172 shares issuable 12 months after the closing of this offering; and

     - 6,172 shares issuable 24 months after the closing of this offering.

     Mr. Lenz is presently an independent contractor of Andover.Net.

  Animation Factory Purchase Agreement

     Under the terms of the Asset Purchase Agreement between Eclipse Digital Imaging, Inc. and Andover.Net, dated as of June 18, 1999, Andover.Net purchased certain assets of Eclipse Digital Imaging including certain graphical and artistic web sites known as Animation Factory for consideration with a maximum total value of $2.1 million. Of the $1.5 million cash portion of purchase price, $250,000 was paid on the closing of the acquisition and $1.25 million will be paid in 15 equal monthly installments beginning October 1999. The $600,000 stock consideration portion of the purchase price is payable over two years contingent on the continued employment of the two key employees of Eclipse Digital Imaging and the achievement of performance milestones relating to the creation of new animation images. All consideration has been or will be paid to Eclipse Digital Imaging. For the purposes of these issuances, the number of shares of common stock to be issued is determined using an initial public offering price of $18.00 per share.

     - 11,111 shares issuable upon the closing of this offering;

     - 11,111 shares issuable 12 months after the closing of this offering; and

     - 11,111 shares issuable 24 months after the closing of this offering.

     In addition, the two key employees of Animation Factory have entered into employment and non-competition agreements with Andover.Net pursuant to which they will provide services in a managerial capacity. These agreements may be terminated by either party upon written notice.

     James Maloney and Art Holden, employees of Andover.Net, each own 25% of Eclipse Digital Imaging.

     We intend to enter into indemnification agreements with each of our non-employee directors. These indemnification agreements will require us to indemnify such individuals to the fullest extent permitted by Delaware law.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of the offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $.01 par value per share, of which 15,000,000 shares will be outstanding, and 1,000,000 shares of preferred stock, $.01 par value per share, none of which will be outstanding. The following description of our capital stock and certain provisions of our restated certificate of incorporation, or the certificate of incorporation, and bylaws is a summary and is qualified in its entirety by the provisions of the certificate of incorporation and bylaws, copies of which have been filed as exhibits to this registration Statement of which this prospectus is a part.

COMMON STOCK

     Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders, including the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. The certificate of incorporation does not provide for cumulative voting for the election of directors. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor, and shall be entitled to receive, pro rata, all assets of Andover.Net available for distribution to such holders upon liquidation. Holders of common stock have no preemptive, subscription or redemption rights.

PREFERRED STOCK

     We are authorized to issue "blank check" preferred stock, which may be issued from time to time in one or more series upon authorization by our board of directors. The board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of the preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of Andover.Net, discourage bids for our common stock at a premium or otherwise adversely affect the market price of our common stock. We currently have no plans to issue any preferred stock.

CERTAIN CERTIFICATE OF INCORPORATION, BYLAW AND STATUTORY ANTI-TAKEOVER PROVISIONS AFFECTING STOCKHOLDERS

     Classified Board. Our board of directors is divided into three classes. Initially Class I will serve until the annual meeting of stockholders in 2000, Class II will serve until the annual meeting of stockholders in 2001 and Class III will serve until the annual meeting of stockholders in 2002. Following this initial transition period, each class will serve for three years, with one class being elected each year. Removal of a member of the board of directors with or without cause requires a majority vote of the board of directors or of the stockholders. A majority of the remaining directors then in office, though less than a quorum, and the stockholders, are empowered to fill any vacancy on the board of directors. A majority vote of the stockholders is required to alter, amend or repeal the foregoing provisions.

     Section 203 of Delaware Law. We are subject to the "business combination" statute of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (a) the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status, (b) upon consummation of the transaction which resulted in the shareholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and

(y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to a stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. By virtue of our decision not to elect out of the statute's provisions, the statute applies to us. None of our current stockholders is an "interested stockholder" because their acquisition of shares was approved by our board of directors. The statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

     Directors Liability. The certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability, provided that, to the extent provided by applicable law, the certificate of incorporation shall not eliminate the liability of a director for (a) any breach of the director's duty of loyalty to us or our stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases or (d) any transaction from which such director derives improper personal benefit. The effect of this provision is to eliminate the rights of Andover.Net and our stockholders (through stockholders' derivative suits against Andover.Net) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a) through (d) above. The limitations summarized above, however, do not affect the ability of Andover.Net or our stockholders to seek non-monetary based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty nor would such limitations limit liability under the Federal securities laws. Our bylaws provide that we shall, to the extent permitted by Delaware law, as amended from time to time, indemnify and advance expenses to the currently acting and former directors, officers, employees and agents of Andover.Net or of another corporation, partnership, joint venture, trust or other enterprise if serving at our request arising in connection with their acting in such capacities.

     Certain provisions described above may also have the effect of delaying stockholder actions with respect to certain business combinations and the election of new members to our board of directors. As such, the provisions could have the effect of discouraging open market purchases of our common stock because they may be considered disadvantageous by a stockholder who desires to participate in a business combination with us or elect a new director to our board.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     Following this offering and the expiration of the lockup periods of 180 days for directors, officers and greater than 5% shareholders and 90 days for other security holders, as described in "Plan of Distribution" and "Shares Eligible for Future Sale," the holders of approximately 9,497,433 shares of common stock will have certain rights to register those shares under the Securities Act of 1933, as amended, pursuant to a third amended and restated registration rights agreement. Subject to certain limitations in the agreement, the holders of at least 50% of:

     - the shares issued upon conversion of the Series B convertible preferred stock; or

     - the shares of common stock held by former holders of Series A redeemable preferred stock may require, on a total of three occasions, Andover.Net to use its best efforts to register all such shares for resale to the public. These holders are entitled, if Andover.Net registers any of its common stock for its own account or for the account of other security holders, to include their shares of common stock in such registration. These holders may also require Andover.Net to register all or a portion of their shares of common stock in a registration statement on Form S-3 when Andover.Net is eligible to use that form, provided that the proposed aggregate price to the public of any offering is at least $1,000,000. Andover.Net will bear all fees, costs and expenses of these registrations, other than underwriting discounts and commissions.

     All of the registration rights described above are subject to conditions and limitations, among them the right of the underwriters in any underwritten offering to limit the number of shares of common stock to be included in a registration. Registrations of any shares of common stock held by holders with registration rights would result in these shares being freely tradable without restriction under the Securities Act upon the effective date of the registration. Under the agreement, Andover.Net has also agreed to indemnify the holders of registration rights.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, Andover.Net will have outstanding 15,000,000 shares of common stock. Of these shares, the 4,000,000 shares offered hereby (4,600,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of Andover.Net as that term defined in Rule 144 described below. The remaining 11,000,000 shares of common stock outstanding upon closing of the offering are "restricted securities" as that term is defined in Rule 144.

     In general, under Rule 144, as amended, a person who has beneficially owned shares for at least one year is entitled to sell in "brokers' transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of
(i) one percent of the number of shares of common stock then outstanding, approximately 150,000 shares immediately after the completion of this offering or (ii) generally, the average weekly trading volume in our common stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about Andover.Net. Under Rule 144(k), a person who is not deemed to have been an affiliate of Andover.Net at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Under Rule 701, persons who purchase shares upon exercise of options granted prior to the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144.

     - Shares eligible for sale 90 days after the commencement of this offering subject to the requirements of Rule 144 or Rule 701, not including those shares subject to 180 day lockup agreements: 2,943,153

     - Shares eligible for sale 90 days after the commencement of this offering, pursuant to Rule 144(k): 2,590,404

     - Additional shares of common stock subject to outstanding vested stock options eligible for sale January 1, 2000, subject in some cases to volume limitations: 913,869

     Each of our directors, executive officers and holders of 5% or more of our outstanding capital stock has agreed to certain restrictions on their ability to sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of shares of our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of WR Hambrecht + Co. Each of the holders of less than 5% of our outstanding capital stock has agreed to identical restrictions covering a period of 90 days from the date of this prospectus.

     - Shares subject to 180-day lockup agreements: 5,008,626

     - Shares eligible for sale 180 days after commencement of this offering subject to the requirements of Rule 144: 7,951,779

     The holders of an aggregate of 9,497,433 shares of common stock or their transferees are entitled to rights with respect to the registration of these shares under the Securities Act. See "Description of Capital Stock-Registration Rights of Certain Holders."

     Prior to this offering, there has not been any public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market prices and impair Andover.Net's ability to raise capital through the sale of equity securities.

                              PLAN OF DISTRIBUTION

     In accordance with the terms of an underwriting agreement, WR Hambrecht + Co., LLC, Advest, Inc. and DLJdirect Inc., as underwriters, will purchase from Andover.Net the following respective number of shares of common stock at the public offering price less the underwriting discounts and commissions described on the cover page of this prospectus.

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
WR Hambrecht + Co., LLC.....................................  1,333,334
Advest, Inc. ...............................................  1,333,333
DLJdirect Inc...............................................  1,333,333
                                                              ---------
          Total.............................................  4,000,000
                                                              =========

     The underwriting agreement provides that the obligations of the underwriters are subject to conditions, including the absence of any material adverse change in Andover.Net's business, and the receipt of certificates, opinions and letters from Andover.Net and its counsel and independent accountants. Subject to those conditions, the underwriters are committed to purchase all shares of common stock offered if any of the shares are purchased.

     The underwriters propose to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus, as this price is determined by the process described below, and to certain dealers at this price less a concession not in excess of $0.45 per share. Any dealers that participate in the distribution of the common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discounts, commissions or concessions received by them and any provided by the sale of the shares by them might be deemed to be underwriting discounts and commissions under the Securities Act. After the completion of the initial public offering of the shares, the public offering price and other selling terms may be changed by the underwriters. The underwriters have informed Andover.Net that they do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered by this prospectus.

     The following tables show the per share and total underwriting discount to be paid to the underwriters by Andover.Net in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

PAID BY ANDOVER.NET                                           NO EXERCISE   FULL EXERCISE
-------------------                                           -----------   -------------
Per share...................................................  $     1.17     $     1.17
Total.......................................................  $4,680,000     $5,382,000

     The underwriting discount is an amount equal to the offering price per share to the public of the common stock, less the amount paid by the underwriters to Andover.Net per share of common stock. The underwriting discount will be determined by a negotiation between Andover.Net and the underwriters based on their agreement that the auction process described below should result in lower distribution costs than traditional underwritings. These lower costs, in turn, will be shared between Andover.Net and the underwriters. The underwriting discount is 6.5%.

     The expenses of the offering, exclusive of the underwriting discount, include the Securities and Exchange Commission registration fee, the National Association of Securities Dealers filing fee, the Nasdaq National Market listing fee, printing expenses, legal fees and expenses, accounting fees and expenses, road show expenses, Blue Sky fees and expenses, transfer agent and registrar fees, and other miscellaneous fees. We estimate that these fees and expenses will be an aggregate of approximately $1,000,000. These fees and expense are payable entirely by us.

     The public offering price described on the cover page of this prospectus will be based on the results of an auction process, rather than solely through negotiations between Andover.Net and the underwriters.

     The method of distribution being used by the underwriters in this offering differs from that traditionally employed in firm commitment underwritten public offerings. In particular, the public offering price and allocation of shares will be determined primarily by an auction process conducted by the underwriters and other securities dealers participating in this offering.

     The following describes how the auction process works:

BEFORE THE REGISTRATION STATEMENT BECOMES EFFECTIVE

     - Before the registration statement relating to this offering becomes effective, the underwriters and participating dealers will solicit conditional offers to purchase from prospective investors through the Internet, telephone and facsimile. The conditional offers to purchase will specify the number of shares the potential investor proposes to purchase and the price the potential investor is willing to pay for the shares.

     - At least one business day and not more than seven days before the registration statement relating to this offering is expected to become effective, the underwriters and participating dealers will contact potential investors who have submitted conditional offers by one of the following means of communication selected by WR Hambrecht + Co unless a specific means of communication is expressly requested by a potential investor: e-mail, telephone, voice mail or facsimile. This notice will:

        - advise potential investors that the registration statement for this offering may be declared effective shortly,

        - suggest that they should carefully consider the conditional offer that they have previously made, and

        - request that they affirmatively confirm their previous conditional offer to purchase the shares made prior to effectiveness of the registration statement and indicate that if they do not confirm their previous conditional offer, then their conditional offer will be deemed withdrawn.

     - Once a potential investor affirmatively confirms its previous conditional offer to purchase, the confirmation will remain valid for seven days from the time the request for confirmation was sent by the underwriters unless subsequently withdrawn by the potential investor.

     - If WR Hambrecht + Co anticipates that the registration statement will not become effective and conditional offers will not be accepted within the seven day period described above, the underwriters and participating dealers will send out another confirmation e-mail, or otherwise contact potential investors by another means of communication if expressly requested by a potential investor, before the revised time that WR Hambrecht + Co expects the registration statement to become effective. This confirmation will indicate that more than seven days are expected to pass before the registration statement is expected to become effective and conditional offers are expected to be accepted, and will offer potential investors the opportunity to enter a new conditional offer to purchase or to re-affirm existing conditional offers to purchase.

     - All conditional offers to purchase that are not confirmed before the time specified by the underwriters, or, if the time is not specified, by the close of the auction, will be deemed withdrawn.

     - If the expected price range for the public offering price is changed, then each potential investor will receive a notice of the change and a request that they affirmatively re-confirm their previous conditional offer to purchase the shares made prior to effectiveness of the registration statement and indicating that if they do not re-confirm their previous conditional offer, then their conditional offer will be deemed withdrawn.

     - The auction will close following effectiveness of the registration statement, at which time the underwriters and participating dealers will no longer take new or revised conditional offers to purchase. Following the closing of the auction, the clearing price will be set based on the results of all bids made prior to closing of the auction. The clearing price will not necessarily be the public offering price, which will be determined as described in "Determination of public offering price" below. The clearing price as determined by the auction will determine the allocation of shares to potential investors, regardless of the public offering price.

     - Potential investors will receive advance notice of the closing of the auction in the notice of effectiveness described below in "After the Registration Statement becomes effective."

     - A conditional offer to purchase, even if re-confirmed after originally made by a potential investor, is not binding on a potential investor until, and can be withdrawn by a potential investor at any time prior to, the potential investor is notified that the conditional offer has been accepted.

     - The closing of the auction may be later than the time specified in the notification of effectiveness of the registration statement.

     - Potential investors may at any time expressly request that all, or any specific, communications between them and the underwriters and participating dealers be made by a specific means of communication.

AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE

     - After the registration statement becomes effective, the underwriters will contact by e-mail, telephone, voice mail or facsimile all bidders who have affirmatively confirmed their conditional offers. This notice will inform these bidders that the registration statement has become effective and that WR Hambrecht + Co can accept his or her confirmed conditional offer to purchase once the auction has closed and the offering has been priced by the underwriters and Andover.Net.

     - The auction will close after the registration statement becomes effective at a time agreed to by Andover.Net and WR Hambrecht + Co, but not before at least one hour has elapsed from the time the notice informing investors that the registration statement has become effective has been sent.

     - The actual time following the one hour notification period described above at which the auction closes will be determined by Andover.Net and WR Hambrecht + Co based on general market conditions during the period after the registration statement becomes effective.

     - Potential investors will be able to withdraw their conditional offers at any time after the registration statement has become effective but before the conditional offer has been accepted by notifying WR Hambrecht + Co or a participating dealer.

     - New conditional offers to purchase may be placed at any time before the auction closes, including following the effectiveness of the registration statement. Any conditional offer to purchase which is within the public offering price range will be deemed valid without requiring any reconfirmation by the potential investor. If the public offering price range were changed, then reconfirmation by the potential investor would be required.

     - WR Hambrecht + Co or a participating dealer will notify successful bidders that their confirmed conditional offers to purchase have been accepted.

     - Once the auction closes and a clearing price is set as described below, WR Hambrecht + Co will accept the conditional offers to purchase from those bidders whose bid is at or above the clearing price but may accept a lesser number of shares than the number included in the conditional offers to purchase submitted by potential investors.

     - If the public offering price range is changed after a potential investor affirmatively confirms an offer to purchase, or if the public offering price is outside the public offering range previously provided to the potential investor in the prospectus, the underwriters and participating dealers will notify potential investors of the change and that conditional offers will not be accepted until the potential investor has again re-confirmed its conditional offer regardless of whether the potential investor's initial conditional offer to purchase was above, below or at the public offering price.

DETERMINATION OF PUBLIC OFFERING PRICE

     The public offering price for this offering will ultimately be determined by negotiation between the underwriters and Andover.Net after the auction closes and will not necessarily bear any direct relationship to Andover.Net's assets, current earnings or book value or to any other established criteria of value, although these factors were considered in establishing the initial public offering price range. Prior to the offering, there has been no public market for Andover.Net's common stock. The principal factor in establishing the public offering price will be the clearing price resulting from the auction that equals the highest price contained in valid conditional offers at which all of the shares contained in valid conditional offers, not to exceed 4,600,000 shares, which includes shares that may be purchased by the underwriters to cover any overallotments, may be sold to potential investors. For example, if the underwriters receive valid conditional offers to purchase 6,000,000 shares, the clearing price will be determined by the highest price at which 4,600,000 shares can be sold. Alternatively, if the underwriters receive valid conditional offers to purchase 4,300,000 shares, the clearing price will be determined by the highest price at which all 4,300,000 shares can be sold. Finally, if the underwriters receive valid conditional offers to purchase 4,000,000 shares, the clearing price will be determined by the highest price at which all 4,000,000 shares can be sold.

     Factors considered in determining the public offering price range include:

     -  market conditions;

     -  the industry in which Andover.Net operates;

     -  an assessment of Andover.Net's management;

     -  Andover.Net's operating results;

     -  Andover.Net's capital structure;

     -  the business potential of Andover.Net; and

     -  the demand for similar securities of comparable companies.

     The public offering price may be lower, but will not be higher, than the clearing price based on negotiations between the underwriters and Andover.Net. However, the clearing price will always determine the allocation of shares to potential investors. Therefore, if the public offering price is below the clearing price, all conditional offers that are below the clearing price will be rejected even if they are higher than the public offering price. If sufficient conditional offers are not received, or if Andover.Net does not consider the clearing price to be adequate, or if the underwriters and Andover.Net are not able to reach agreement on the public offering price, then Andover.Net and the underwriters will either postpone or cancel this offering. Alternatively, Andover.Net and the underwriters may file a post-effective amendment to the registration statement in order to conduct a new auction.

     The following simplified example illustrates how the clearing price will be determined through the auction process:

     - Company X offers to sell 100 shares in its public offering through the auction process. WR Hambrecht + Co, on behalf of Company X, receives five conditional offers to purchase, all of which are kept confidential until the auction closes.

     - The first conditional offer to purchase is to pay $10 per share for 10 shares. The second conditional offer to purchase is to pay $9 per share for 30 shares. The third conditional offer to purchase is to pay $8 per share for 60 shares. The fourth conditional offer to purchase is to pay $8 per share for 40 shares. The fifth conditional offer to purchase is to pay $7 per share for 80 shares.

     - Assuming that all of these conditional offers to purchase are confirmed and not withdrawn or modified before the auction closes, and assuming that no additional conditional offers to purchase are received, the clearing price used to determine the public offering price would be $8 per share which equals the highest price at which all 100 shares offered may be sold to potential investors who have submitted valid bids. However, the shares may be sold at a price below $8 per share based on negotiations between the underwriters and Andover.Net.

     - If the public offering price is $8 per share, the underwriters will only confirm conditional offers to purchase that were made at or above $8 per share. If the clearing price is $8 per share but the public offering price is less than $8 per share, no conditional offers to purchase made at a price of less than $8 per share will be accepted.

     - The two potential investors with the highest conditional offers to purchase would receive all of the shares they requested, totaling 40 shares. The next two potential investors would receive the remaining 60 shares in proportion to the amounts for which they bid, or 36 and 24 shares each. The potential investor with the lowest conditional offer to purchase would not receive any shares in this example.

REQUIREMENTS FOR VALID CONDITIONAL OFFERS TO PURCHASE

     Valid conditional offers to purchase are those that meet the requirements, including eligibility, account status and size, established by the underwriters or participating dealers. In order to open a brokerage account with WR Hambrecht + Co, potential investors must deposit $2,000 in their account. In addition, once the registration statement becomes effective and the auction closes, a prospective investor submitting a conditional offer to purchase through a WR Hambrecht + Co brokerage account must have an account balance equal to or in excess of the amount of its conditional offer to purchase or its conditional offer will not be accepted by WR Hambrecht + Co. No funds will be transferred to the underwriters, however, until the acceptance of the conditional offer to purchase and the subsequent closing of this offering. Conditions for valid conditional offers to purchase, including eligibility standards and account funding requirements of other underwriters or participating dealers other than WR Hambrecht + Co, may vary.

THE CLOSING OF THE AUCTION AND ALLOCATION OF SHARES

     The auction will close on a date estimated and publicly disclosed in advance by the underwriters on the web site of WR Hambrecht + Co at www.wrhambrecht.com or www.openipo.com. The 4,000,000 shares offered hereby, or 4,600,000 shares if the underwriters' overallotment option is exercised in full, will be purchased from Andover.Net by the underwriters and sold through the underwriters and participating dealers to investors who have submitted offers to purchase at or higher than the clearing price. These investors will be notified by e-mail, telephone, voice mail, facsimile or mail as soon as practicable following the closing of the auction that their conditional offers to purchase have been accepted.

     The number of shares sold to an investor submitting a conditional offer to purchase precisely at the clearing price may be subject to a pro rata reduction depending on the number of other investors submitting identical bids.

     Each participating dealer has agreed with the underwriters to sell shares they purchase from the underwriters in accordance with the auction process described above, unless the underwriters otherwise consent. The underwriters reserve the right to reject bids that they deem manipulative or disruptive in order to facilitate the orderly completion of this offering, and they reserve the right, in exceptional circumstances, to alter this method of allocation as they deem necessary to ensure a fair and orderly distribution of Andover.Net's shares. For example, large orders may be reduced to ensure a public distribution and conditional offers to purchase may be rejected by the underwriters or participating dealers based on eligibility or creditworthiness criteria.

     Price and volume volatility in the market for Andover.Net's common stock may result from the somewhat unique nature of the proposed plan of distribution. Price and volume volatility in the market for Andover.Net's common stock after the completion of this offering may adversely affect the market price of Andover.Net's common stock.

     Andover.Net has granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of 600,000 additional shares of common stock at the offering price, less the underwriting discount, set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, the underwriters will have a firm commitment to purchase the additional shares, and Andover.Net will be obligated to sell the additional shares to the underwriters. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of shares offered. The underwriting agreement provides that Andover.Net will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make.

     Andover.Net has agreed not to offer, sell, contract to sell, or otherwise dispose of any shares of common stock, or any options or warrants to purchase common stock other than the shares of common stock or options to acquire common stock issued under Andover.Net's stock option plan(s), for a period of 90 days after the date of this prospectus, except with the prior written consent of WR Hambrecht + Co. Each of our directors, executive officers and holders of 5% or more of our outstanding capital stock has agreed to certain restrictions on their ability to sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of shares of our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of WR Hambrecht + Co. Each of the holders of less than 5% of our outstanding capital stock has agreed to identical restrictions covering a period of 90 days from the date of this prospectus.

     In connection with the offering, persons participating in the offering may purchase and sell shares of common stock on the open market. These transactions may include short sales, stabilizing transactions in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, as amended, the Exchange Act, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering which creates a syndicate short position. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     Persons participating in this offering may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and affecting purchases limited by such prices and in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid.

     Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

     WR Hambrecht + Co currently intends to act as a market maker for the common stock following this offering. However, WR Hambrecht + Co is not obligated to do so and may discontinue any market making at any time.

     WR Hambrecht + Co is an investment banking firm formed as a limited liability company in February 1998. In addition to this offering, WR Hambrecht + Co has engaged in the business of public and private equity investing and financial advisory services since its inception. The manager of WR Hambrecht + Co, William R. Hambrecht, has 40 years of experience in the securities industry.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for Andover.Net by Hutchins, Wheeler & Dittmar, A Professional Corporation, Boston, Massachusetts. Certain members of Hutchins, Wheeler & Dittmar may be deemed to have a beneficial interest in an aggregate of 5,747 shares of common stock. David P. Kreisler, a member of Hutchins, Wheeler and Dittmar, is also the Secretary of Andover.Net. Certain legal matters in connection with the offering will be passed upon for the underwriters by Willkie Farr & Gallagher, New York, New York.

                                    EXPERTS

     The financial statements of (a) Andover.Net, Inc. as of September 30, 1998 and 1999, and for each of the three years ending September 30, 1997, 1998 and 1999, (b) the financial statements of BlockStackers, Inc. as of December 31, 1998 and for the period from Inception (August 24, 1998) through December 31, 1998 and (c) the financial statements of Eclipse Digital Imaging, Inc. as of December 31, 1998 and for the year then ended, included in the registration statement of which this prospectus forms a part have been audited by

Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-1 with the Securities and Exchange Commission, or SEC, for the common stock we are offering by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, we make reference to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement may be inspected by anyone without charge at the SEC's principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the web site is http://www.sec.gov. Upon completion of the offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, will file reports, proxy statements and other information with the SEC.

     We intend to furnish our stockholders with annual reports containing financial statements audited by our independent public accountants and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information.

                               ANDOVER.NET, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
ANDOVER.NET, INC.
Report of Independent Public Accountants....................     F-2
Balance Sheets as of September 30, 1998 and 1999............     F-3
Statements of Operations for the Years Ended September 30,
  1997, 1998 and 1999.......................................     F-4
Statements of Stockholders' Equity (Deficit) for the Years
  Ended September 30, 1997, 1998 and 1999...................     F-5
Statements of Cash Flows for the Years Ended September 30,
  1997, 1998 and 1999.......................................     F-6
Notes to Financial Statements...............................     F-7

ANDOVER.NET, INC. PRO FORMA UNAUDITED FINANCIAL INFORMATION
Introduction to Pro Forma Financial Information.............    F-22
Pro Forma Combined Statement of Operations for the Year
  Ended September 30, 1999..................................    F-23

BLOCKSTACKERS, INC.
Report of Independent Public Accountants....................    F-25
Balance Sheets as of December 31, 1998......................    F-26
Statements of Operations for the Period from Inception
  (August 24, 1998) through December 31, 1998...............    F-27
Statements of Stockholders' Equity (Deficit) from Inception
  (August 24, 1998) through December 31, 1998...............    F-28
Statements of Cash Flows for the Period from Inception
  (August 24, 1998) through December 31, 1998...............    F-29
Notes to Financial Statements...............................    F-30

ECLIPSE DIGITAL IMAGING, INC.
Report of Independent Public Accountants....................    F-33
Balance Sheets as of December 31, 1998......................    F-34
Statements of Operations for the Year Ended December 31,
  1998......................................................    F-35
Statements of Stockholders' Equity..........................    F-36
Statements of Cash Flows for the Year Ended December 31,
  1998......................................................    F-37
Notes to Financial Statements...............................    F-38

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Andover.Net, Inc.:

We have audited the accompanying balance sheets of Andover.Net, Inc. (a Delaware corporation) as of September 30, 1998 and 1999 and the related statements of operations, stockholders' equity (deficit) and cash flows for the three years ended September 30, 1997, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andover.Net, Inc. as of September 30, 1998 and 1999 and the results of its operations and cash flows for the three years ended September 30, 1997, 1998 and 1999, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
October 22, 1999

                               ANDOVER.NET, INC.

                                 BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        SEPTEMBER 30,
                                                           ---------------------------------------
                                                               1998          1999       PRO FORMA
                                                           -------------    -------    -----------
                                                                                       (NOTE 2(b))
                                                                                       (UNAUDITED)
                                              ASSETS
Current assets:
  Cash and cash equivalents..............................     $   196       $ 9,871     $  9,871
  Accounts receivable, net of allowance of $13 and $100
     as of September 30, 1998 and 1999, respectively.....         308           539          539
  Other current assets...................................           6           126          126
                                                              -------       -------     --------
          Total current assets...........................         510        10,536       10,536
Property and equipment, net..............................          23           218          218
Other assets:
  Intangible assets......................................          --         3,166        3,166
  Deferred offering costs................................          --           485          485
  Other..................................................          --            35           35
                                                              -------       -------     --------
                                                                   --         3,686        3,686
                                                              -------       -------     --------
                                                              $   533       $14,440     $ 14,440
                                                              =======       =======     ========

            LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.......................................     $   121       $   301     $    301
  Accrued expenses.......................................         159         1,567        2,014
  Long-term debt -- current portion......................          --           654          654
                                                              -------       -------     --------
          Total current liabilities......................         280         2,522        2,969
Long-term debt...........................................          --           762          762
Commitments and contingencies (Note 8)
Series A redeemable preferred stock, at redemption value
  (Note 9(b))............................................       2,362         4,800        4,353
Series B redeemable convertible preferred stock at
  redemption value (Note 9(c))...........................          --        12,669           --
Stockholders' equity (deficit):
  Common stock, $0.01 par value -- authorized -- 100,000
     shares; issued and outstanding -- 5,119 shares at
     September 30, 1998, 7,983 shares at September 30,
     1999 and 11,000 pro forma at September 30, 1999.....          51            80          110
  Additional paid in capital.............................         105         6,934       31,787
  Deferred compensation..................................          --        (5,156)      (5,156)
  Accumulated deficit....................................      (2,265)       (8,171)     (20,385)
                                                              -------       -------     --------
          Total stockholders' equity (deficit)...........      (2,109)       (6,313)       6,356
                                                              -------       -------     --------
                                                              $   533       $14,440     $ 14,440
                                                              =======       =======     ========

   The accompanying notes are an integral part of these financial statements.

                               ANDOVER.NET, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEARS ENDED SEPTEMBER 30,
                                                            -----------------------------------
                                                              1997         1998         1999
                                                            ---------    ---------    ---------
Net revenues:
  Advertising.............................................  $     469    $   1,290    $   1,451
  Barter advertising......................................         --           --          570
  Software product........................................        272           --          100
                                                            ---------    ---------    ---------
          Total revenues..................................        741        1,290        2,121
                                                            ---------    ---------    ---------
Cost of revenues:
  Editorial content and related...........................        136          327          731
  Software product........................................        167           --            2
                                                            ---------    ---------    ---------
          Total cost of revenues..........................        303          327          733
                                                            ---------    ---------    ---------
Gross profit..............................................        438          963        1,388
Operating expenses:
  Sales and marketing.....................................        496          744        1,382
  General and administrative..............................        338          360        1,480
  Research and development................................        194          304          770
  Barter advertising......................................         --           --          570
  Amortization of deferred compensation...................         --           --        1,023
  Amortization of intangible assets.......................         --           --          405
  Compensation expense related to acquisitions............         --           --          813
                                                            ---------    ---------    ---------
          Total operating expenses........................      1,028        1,408        6,443
                                                            ---------    ---------    ---------
          Loss from operations............................       (590)        (445)      (5,055)
Interest income...........................................          1           20           88
Interest expense..........................................        (75)         (49)        (466)
                                                            ---------    ---------    ---------
          Net loss........................................  $    (664)   $    (474)   $  (5,433)
                                                            ---------    ---------    ---------
Accrued dividends on redeemable preferred stock...........         41          134          354
                                                            ---------    ---------    ---------
          Net loss attributable to common stockholders....  $    (705)   $    (608)   $  (5,787)
                                                            =========    =========    =========
Basic and diluted net loss per share applicable to common
  stockholders (Note 2(j))................................  $   (0.29)   $   (0.12)   $   (0.78)
                                                            =========    =========    =========
Basic and diluted weighted average shares
  outstanding.............................................      2,468        5,110        7,419
                                                            =========    =========    =========
Pro forma net loss per share (Note 2(j))..................               $   (0.12)   $   (0.75)
                                                                         =========    =========
Pro forma basic and diluted weighted average shares
  outstanding.............................................                   5,110        7,703
                                                                         =========    =========

   The accompanying notes are an integral part of these financial statements.

                               ANDOVER.NET, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  COMMON STOCK
                                                 .01 PAR VALUE
                                               ------------------                  ADDITIONAL                      TOTAL
                                               NUMBER OF              DEFERRED      PAID-IN     ACCUMULATED    STOCKHOLDERS'
                                                SHARES     AMOUNT   COMPENSATION    CAPITAL       DEFICIT     EQUITY (DEFICIT)
                                               ---------   ------   ------------   ----------   -----------   ----------------
Balance, September 30, 1996..................    1,763      $ 18      $    --       $    --      $   (813)        $  (795)
  Recapitalization of preferred stock........    1,709        17           --            --          (139)           (122)
  Issuance of common stock...................    1,206        12           --            78            --              90
  Issuance costs related to Series A
    redeemable preferred stock...............       --        --           --            --           (41)            (41)
  Conversion of convertible promissory notes
    to Series A redeemable preferred stock
    and common stock.........................      402         4           --            27            --              31
  Exercise of stock options..................       15        --           --            --            --              --
  Net loss...................................       --        --           --            --          (664)           (664)
                                                ------      ----      -------       -------      --------         -------
Balance, September 30, 1997..................    5,095        51           --           105        (1,657)         (1,501)
  Accrued dividends on Series A redeemable
    preferred stock..........................       --        --           --            --          (134)           (134)
  Exercise of stock options..................       24        --           --            --            --              --
  Net loss...................................       --        --           --            --          (474)           (474)
                                                ------      ----      -------       -------      --------         -------
Balance, September 30, 1998..................    5,119        51           --           105        (2,265)         (2,119)
  Accrued dividends on Series A redeemable
    preferred stock..........................       --        --           --            --          (313)           (313)
  Issuance of common stock...................    2,636        26           --           650            --             676
  Issuance costs related to Series A
    redeemable preferred stock...............       --        --           --            --           (34)            (34)
  Issuance costs related to Series B
    redeemable convertible preferred stock...       --        --           --            --           (85)            (85)
  Accrued dividends on Series B redeemable
    convertible preferred stock..............       --        --           --            --           (41)            (41)
  Exercise of stock options..................      228         3           --            --            --               3
  Deferred compensation related to stock
    options..................................       --        --       (6,179)        6,179            --              --
  Amortization of deferred compensation......       --        --        1,023            --            --           1,023
  Net loss...................................       --        --           --            --        (5,433)         (5,433)
                                                ------      ----      -------       -------      --------         -------
Balance, September 30, 1999..................    7,983      $ 80      $(5,156)      $ 6,934      $ (8,171)        $(6,313)
                                                ------      ----      -------       -------      --------         -------
  Conversion of Series B redeemable
    convertible preferred stock to common
    stock (unaudited)........................    3,017        30           --        24,853       (12,214)         12,669
                                                ------      ----      -------       -------      --------         -------
Pro forma balance, September 30, 1999
  (unaudited) (Note 2(b))....................   11,000      $110      $(5,156)      $31,787      $(20,385)        $ 6,356
                                                ======      ====      =======       =======      ========         =======

   The accompanying notes are an integral part of these financial statements.

                               ANDOVER.NET, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               YEARS ENDED SEPTEMBER 30
                                                              --------------------------
                                                               1997     1998      1999
                                                              ------    -----    -------
Cash flows from operating activities:
  Net loss..................................................  $ (664)   $(474)   $(5,433)
  Adjustments to reconcile net loss to net cash used in
     operating activities --
     Depreciation and amortization..........................       6        9        432
     Amortization of deferred compensation..................      --       --      1,023
     Interest expense of beneficial conversion of
      convertible notes payable to stockholders.............      --       --        438
     Changes in operating assets and liabilities --
       Accounts receivable..................................     (91)    (136)      (231)
       Other current assets.................................     107       69        (38)
       Accounts payable.....................................      45     (120)       180
       Accrued expenses.....................................      68       78      1,091
                                                              ------    -----    -------
          Net cash used in operating activities.............    (529)    (574)    (2,538)
                                                              ------    -----    -------
Cash flows from investing activities:
  Cash paid for acquisitions................................      --       --     (2,117)
  Purchases of property and equipment.......................      (8)     (17)      (242)
  Increase in other assets..................................      --       --       (285)
                                                              ------    -----    -------
          Net cash used in investing activities.............      (8)     (17)    (2,644)
                                                              ------    -----    -------
Cash flows from financing activities:
  Proceeds from the issuance of Series B redeemable
     convertible preferred stock............................      --       --     10,015
  Proceeds from the issuance of AAT Series B convertible
     preferred stock........................................      10       --         --
  Proceeds from the issuance of Series A redeemable
     preferred stock, net of issuance costs.................     769       --      2,091
  Proceeds from issuance of common stock....................      90       --        679
  Proceeds from exercise of ATT Series B warrants...........     103       --         --
  Payments on related party notes payable to stockholders...     (26)     (50)       (18)
  Proceeds from convertible notes payable to stockholders...      --       --      2,090
  Proceeds from convertible notes payable to stockholders
     and issuance of Series A redeemable preferred stock and
     common stock...........................................     300       --         --
                                                              ------    -----    -------
          Net cash provided by (used in) financing
             activities.....................................   1,246      (50)    14,857
                                                              ------    -----    -------
Net increase (decrease) in cash and cash equivalents........     709     (641)     9,675
Cash and cash equivalents, beginning of period..............     128      837        196
                                                              ------    -----    -------
Cash and cash equivalents, end of period....................  $  837    $ 196    $ 9,871
                                                              ======    =====    =======
Supplemental disclosure of cash flow information:
  Cash paid for interest....................................  $   48    $  27    $     2
                                                              ======    =====    =======
Supplemental disclosure of noncash financing transactions:
  Conversion of notes payable to Series A redeemable
     preferred stock and common stock.......................  $  100    $  --    $    --
                                                              ======    =====    =======
  Conversion of convertible notes payable to stockholders
     and accrued interest to Series B redeemable convertible
     preferred stock........................................  $   --    $  --    $ 2,124
  Notes payable and accrued interest recorded in connection
     with acquisitions......................................  $   --    $  --    $ 1,463
                                                              ======    =====    =======

   The accompanying notes are an integral part of these financial statements.

                               ANDOVER.NET, INC.

                         NOTES TO FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) OPERATIONS

     Andover.Net, Inc. (Andover.Net) (formerly Andover Advanced Technologies, Inc.) is a commercial internet web site designer and developer. Andover.Net has developed a network of web sites providing news, information, products and services to technology-oriented users. Andover.Net sells advertising to companies whose products and services target these users. Prior to September 30, 1996, Andover.Net was a software publisher of multimedia and Internet tools. In fiscal 1997, Andover.Net made the transition from a software publisher to web site publisher, focusing all development and sales efforts on Web publishing after March 31, 1997. The Company was originally incorporated in Massachusetts in 1992. In September 1999, Andover Advanced Technologies, Inc. (AAT) was merged into its wholly owned subsidiary, Andover.Net and changed its fiscal year-end to December 31.

     Since its inception, Andover.Net has incurred a significant accumulated deficit and is devoting substantially all of its efforts toward marketing its web sites and products. Andover.Net is subject to the risks associated with emerging, technology-oriented companies with a limited operating history, including a developing business model, limited history of commerce on the Internet, initial and continued market acceptance of Andover.Net's web sites, competition, the ability to successfully market its current web sites, and the continued ability to manage and fund Andover.Net's future operations.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the notes to financial statements.

  (a) Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of net revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  (b) Unaudited Pro Forma Presentation

     The unaudited pro forma balance sheet as of September 30, 1999 and the pro forma net loss per share for the year ended September 30, 1999 gives effect to the automatic conversion of the Series B convertible preferred stock into 3,017,133 shares of common stock upon the closing of the initial public offering, the non recurring interest charge of $12.2 million (which has not been reflected in the pro forma statement of operations) related to the beneficial conversion feature of the Series B preferred stock and the classification of the dividend payable of $447,000 for the Series A redeemable preferred stock as a current liability. The effects of the Slashdot.org, Animation Factory and Freshmeat.net acquisitions are included in the actual September 30, 1999 balance sheet data below, as such acquisitions were consummated before September 30, 1999.

  (c) Revenue Recognition

     Advertising revenues are derived from the sale of advertising space on Andover.Net's various online services. Advertising revenues are recognized over the period in which the advertisements are displayed, provided that no significant obligations remain and collection of the receivable is reasonably assured. Andover.Net obligations typically include guarantees of a minimum number of "impressions" (times that an advertisement is viewed by users of Andover.Net's online services over a specified period of time). To the extent that minimum guaranteed impressions are not met, Andover.Net does not recognize the corresponding revenues until the guaranteed impressions are achieved.

     Revenues from barter transactions are recorded at the lower of the estimated fair value of the advertisements, goods or services received or the estimated fair value of the advertisements given.

                               ANDOVER.NET, INC.

Andover.Net records barter revenues only on the portion of the barter transactions which, Andover.Net is able to determine fair value based on comparable cash transactions and for which the advertiser has the financial ability to pay cash. Otherwise, barter revenue is not recognized. Revenues from barter transactions, representing advertising space given, is recognized as income when advertisements are delivered on Andover.Net's web site. Barter expense, representing advertising space received, is recognized when our advertisements are run on other companies' web sites, which is typically in the same period when the related barter revenue is recognized. Andover.Net did not recognize any barter revenue for the years ended September 30, 1997 and 1998 and recognized $570,000 of barter revenue for the year ended September 30, 1999.

     Revenue from the sale of software animation products, are recognized upon shipment of the products, net of estimated returns. There is no technical support provided for any animation products.

     Andover.Net derived revenue from web related software products during 1997 for use on desktop computers. Revenue from the licensing of software products was recognized when the products were shipped, as there were no significant post delivery obligations. Andover.Net provided for estimated returns and warranty costs at the time of sale. Andover.Net did not offer maintenance and support on its products. There were no significant software sales after fiscal 1997.

  (d) Cost of Revenues

     Cost of revenues includes expenses associated with editorial content, communication infrastructure, including servers equipped with a redundant array of interdependent dishes and local balancing switches for our web site data center and website hosting.

  (e) Sales and Marketing Expenses

     Sales and marketing expenses consist primarily of costs, including salaries and sales commissions, of all personnel involved in the sales process and related expenses. All costs of advertising are expensed as incurred. Advertising expense totaled approximately $241,000, $546,000 and $794,000 for the years ended September 30, 1997, 1998 and 1999, respectively.

  (f) Research and Development

     Research and development expenses include all research and development related direct costs, primarily salaries for Andover.Net research and development personnel and outside contractors related to the development of new web sites, improved design of existing web sites and related infrastructure.

  (g) Cash and Cash Equivalents

     Cash equivalents are stated at cost, which approximates fair market value. Andover.Net considers highly liquid investments with original maturities of ninety days or less to be cash equivalents and includes money market accounts and commercial paper that are readily convertible to cash.

  (h) Property and Equipment

     Andover.Net provides for depreciation using the straight-line method, by charges to operations in amounts estimated to allocate the cost of property and equipment over their estimated useful lives.

                                                           ESTIMATED
ASSET CLASSIFICATION                                      USEFUL LIFE
--------------------                                     -------------
Computer equipment.....................................     3 years
Furniture and fixtures.................................     7 years
Office equipment.......................................     5 years
Leasehold improvements.................................  Life of lease

                               ANDOVER.NET, INC.

     Property and equipment consists of the following:

                                                              SEPTEMBER 30,
                                                        -------------------------
                                                            1998           1999
                                                        -------------    --------
                                                             (IN THOUSANDS)
Computer equipment....................................      $ 43           $180
Furniture and fixtures................................        13             51
Office equipment......................................        --             23
Leasehold improvements................................        --             44
                                                            ----           ----
                                                              56            298
Less -- Accumulated depreciation......................       (33)           (80)
                                                            ----           ----
                                                            $ 23           $218
                                                            ====           ====

  (i) Concentration of Credit Risk

     Andover.Net has no significant off-balance sheet concentration of credit risks such as foreign exchange contracts, options contracts or other foreign hedging arrangements. Financial instruments that potentially expose Andover.Net to concentrations of credit risk consist primarily of cash equivalents, accounts receivable, accounts payable, notes payable and redeemable preferred stock. Concentrated credit risk with respect to accounts receivable is limited to certain customers to whom Andover.Net makes substantial sales. Andover.Net performs periodic evaluations of its customers and generally does not require collateral.

     The following table summarizes the number of customers that individually comprise greater than 10% of total accounts receivable and total net revenue for the periods presented:

                                                              YEARS ENDED SEPTEMBER 30,
                                                              -------------------------
                                                              1997      1998      1999
                                                              -----     -----     -----
Revenue --
  Customer A................................................    *        26%        *
  Customer B................................................    *        20%        *
  Customer C................................................   21%       10%        *
  Customer D................................................    *         *         *
  Customer E................................................    *         *        17%

                                                                 SEPTEMBER 30,
                                                              --------------------
                                                              1997    1998    1999
                                                              ----    ----    ----
Accounts Receivable --
Customer A..................................................   17%     21%     13%
  Customer B................................................    *       *       *
  Customer C................................................    *      35%      *
  Customer D................................................   42%      *       *
  Customer E................................................    *       *       *

------------------------------
* Less than 10%

  (j) Net Loss Per Share

     Basic and diluted net loss per common share is computed using the weighted average number of shares of common stock outstanding during the period. Potentially dilutive shares outstanding have been excluded because their effect would be antidilutive.

                               ANDOVER.NET, INC.

     Pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of:

     - the automatic conversion of the Series B redeemable convertible preferred stock into shares of Andover.Net's common stock, effective upon the closing of Andover.Net's proposed initial public offering as if such conversion occurred on the date of the original issuance, and

     - shares to be issued in the proposed initial public offering the proceeds of which will be used to repay the accrued dividends of the Series A redeemable preferred stock.

     The weighted average common shares outstanding, the pro forma weighted average number of common shares outstanding and the shares under option plans and convertible notes payable which were antidilutive for all periods presented are as follows (in thousands):

                                                                 YEARS ENDED
                                                                SEPTEMBER 30,
                                                              -----------------
                                                               1998      1999
                                                              ------    -------
Net loss attributable to common stockholders used in basic
  and diluted net loss per share calculation................  $ (608)   $(5,787)
                                                              ======    =======
Weighted average common shares used in basic and diluted EPS
calculation.................................................   5,110      7,419
Weighted average Series B redeemable convertible preferred
  stock assumed to convert to common shares.................      --        251
Weighted average accrued dividends assumed to convert to
  common shares.............................................      --         33
                                                              ------    -------
Weighted average common shares used in pro forma basic and
  diluted EPS calculations..................................   5,110      7,703
                                                              ======    =======
Shares under option plans excluded in computation of diluted
  earnings per share due to antidilutive effects............     723      1,410
                                                              ======    =======

  (k) Stock-Based Compensation for Employees

     Andover.Net has adopted Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 defines a fair-value-based method of accounting for employee stock options and other stock-based compensation. The compensation expense related to employee stock based compensation arising from this method of accounting can be included in the statements of operations or, alternatively, the pro forma net loss and loss per share effect of the fair-value-based accounting can be disclosed in the financial statement footnotes. Andover.Net has elected the disclosure-only alternative (see Note 11b).

  (l) Comprehensive Income

     In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income. Under SFAS No. 130, companies are required to report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners. For the years ended September 30, 1997, 1998 and 1999, Andover.Net's comprehensive loss is the same as its reported net loss.

  (m) Segment and Geographic Information

     SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS No. 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete

                               ANDOVER.NET, INC.

financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. Andover.Net's chief decision-maker, as defined under SFAS No. 131, is the Chief Executive Officer. At September 30, 1999, Andover.Net views its operations and its business as principally one segment, Internet publishing. For all periods presented, Andover.Net did not have international sales greater than 10% of total net revenues.

  (n) Fair Value of Financial Instruments

     Financial instruments consist principally of cash equivalents, accounts receivable, accounts payable, notes payable and preferred stock. The estimated fair value of these instruments approximates their carrying value.

  (o) Impairment of Long-Lived Assets

     Andover.Net applies SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of. SFAS No. 121 requires Andover.Net to continually evaluate whether events or circumstances have occurred that indicate that the estimated remaining useful life of long-lived assets and certain identifiable intangibles and goodwill may warrant revision or that the carrying value of these assets may be impaired. To compute whether assets have been impaired, the estimated gross cash flows for the estimated remaining useful life of the assets are compared to the carrying value. To the extent that the gross cash flows are less than the carrying value, the assets are written down to the estimated fair value of the asset. Andover.Net does not believe that its long-lived assets have been impaired.

  (p) New Accounting Standards

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Pursuant to SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133, SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 133 is not expected to have a material impact on Andover.Net's financial statements.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 is effective beginning January 1, 1999. The adoption of this statement did not have a material impact on Andover.Net's financial position or consolidated results of operations.

(3) ACQUISITIONS

  (a) Slashdot.org

     On June 28, 1999, Andover.Net entered in an asset purchase agreement (the Purchase) to acquire the web site www.slashdot.org, the assets required to run the web site, and all trademarks from BlockStackers, Inc. (BlockStackers or Seller). The web site and related assets essentially made up the entire business of BlockStackers. The web site provides a forum among programmers to discuss current issues regarding the Linux operating system.

     Andover.Net paid $1,500,000 in cash on June 28, 1999 for the assets described above. The purchase agreement also contains additional cash payments and common stock consideration contingent upon certain future events. Maximum future cash payments are $3,500,000 payable over the next two years contingent on two key employees continued employment. Maximum future stock consideration of $7,000,000 is payable over

                               ANDOVER.NET, INC.

two years, contingent upon the closing of an initial public offering by Andover.Net in the next two years as defined in the Purchase. The number of shares paid will be calculated based on the price per share offered in the public offering and are contingent upon the continued employment of two key employees and other performance milestones relating to the web site.

     In the event that an initial public stock offering does not occur within 18 months of the closing of the acquisition, the Seller has the one time option, to accept cash consideration instead of the stock consideration as follows:
$1,500,000 five days following the election of cash payment, $1,500,000 twenty-four months after the acquisition closing and $1,500,000 thirty months after the acquisition closing. This cash election is subject to the same employment requirement and milestones of the stock election. This option expires 21 months from the closing of the acquisition.

     The acquisition has been accounted for under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16 (APB
16) Business Combinations and Emerging Issues Task Force Issue 95-08, (EITF 95-08) Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. The purchase price of $1,500,000 was allocated to the acquired assets based on the fair value of assets acquired as determined by a valuation performed by an independent appraiser. Of the purchase price, $242,000 was allocated to the covenant not to compete, $23,000 was allocated to trademarks and $1,235,000 was allocated to goodwill. The goodwill can primarily be attributed to the value of the work force acquired. Trademarks and goodwill will be amortized over two years which is their estimated useful life. The covenant not to compete will be amortized over five years, which is the life of the agreement. There was $179,000 of amortization expense recorded in the statement of operations for the year ended September 30, 1999. The future cash and stock payments which are contingent solely on future employment in the amount of $6.3 million will be recognized as compensation expense ratably over the term of the payments as they are directly linked to the continued employment of the two key employees. The remaining contingent payments, which are based on performance milestones, will be recognized as expense once those milestones are reached. To the extent that there is any appreciation in the market value, the compensation charges could be materially higher than as disclosed.

  (b) Animation Factory

     Concurrently on June 28, 1999, Andover.Net acquired certain assets and assumed certain liabilities related to the web site Animation Factory from Eclipse Digital Imaging, Inc. (Eclipse). Eclipse develops, markets and sells computer animation via its web site.

     The purchase price was $1,500,000 in cash for the net assets acquired, of which $250,000 was paid on the closing of the acquisition and $1,250,000 will be paid in 15 equal monthly installments beginning in October 1999. The future payments have been discounted to their present value using an imputed interest rate of prime (8% at June 28, 1999) plus 1% for a present value of $1,151,000. The discount will be amortized as interest expense over the term of the payments. The purchase agreement also contains stock consideration of $600,000 payable over two years contingent upon: continued employment of the two principals of Eclipse, Andover.Net completing an initial public offering and other milestones relating to the creation of new animation images. Any stock consideration given, when the contingencies are resolved, will be accounted for as compensation expense over the period earned as they are directly related to the continued employment and performance of these two key employees. The number of shares paid will be calculated based on the price per share offered in the initial public offering.

     In the event that an initial public stock offering does not occur within 18 months of the closing of the acquisition, the seller has the one time option to accept cash consideration instead of the stock consideration as follows:
$200,000 five days following the election of cash payment, $200,000 twenty-four months after the acquisition closing and $200,000 thirty-six months after the acquisition closing. This option expires 19 months from the closing of the acquisition.

                               ANDOVER.NET, INC.

     The acquisition has been accounted for under APB 16 and EITF 95-08 and the purchase price of $1,421,000 was allocated to the acquired assets based on the fair value of the assets acquired as determined by a valuation performed by an independent appraiser. Of the purchase price, $177,000 was allocated to the covenant not to compete, $213,000 was allocated to the animation library, $15,000 was allocated to trademarks and $1,017,000 was allocated to goodwill. The animation library, the trademarks and the goodwill will be amortized over two years, which is the estimated useful life. The covenant not to compete will be amortized over five years, which is the life of the agreement. There was $174,000 of amortization expense for the year ended September 30, 1999. The future cash and stock payments which are contingent solely on future employment in the amount of $200,000 will be recognized as compensation expense ratably over the term of the payments as they are directly linked to the continued employment of the two key employees. The remaining contingent payments, which are based on performance milestones, will be recognized as expense once those milestones are reached. To the extent that there is any appreciation in the market value, the compensation charges could be materially higher than as disclosed.

     The unaudited pro forma results below assume the two acquisitions occurred on October 1 of each period and therefore have been considered with Andover.Net's historical results.

                                                               YEARS ENDED
                                                              SEPTEMBER 30,
                                                          ---------------------
                                                            1998        1999
                                                          --------    ---------
                                                          (IN THOUSANDS, EXCEPT
                                                             PER SHARE DATA)
Revenues..............................................    $ 1,539     $  2,629
Operating loss........................................     (4,892)      (8,376)
Net loss applicable to common shareholders............    $(6,315)    $(11,381)
                                                          =======     ========
Net loss per share applicable to common
  shareholders -- basic and diluted...................    $ (1.19)    $  (1.51)
                                                          =======     ========

  (c) Freshmeat

     In August 1999, Andover.Net purchased certain assets related to the web site Freshmeat. Andover.Net paid $367,000 of cash at the closing and has guaranteed future payments aggregating $300,000 payable monthly through November 2000. The future payments have been discounted to their present value using an imputed interest rate of prime (8% at August 6, 1999) plus 1% for a present value of $650,000. The discount will be amortized as interest expense over the terms of the payments. Future stock consideration of $333,000 is contingent upon meeting certain milestones as defined in the asset purchase agreement. No pro forma information has been presented as the acquisition is not material to Andover.Net.

     In the event that an initial public stock offering does not occur within 18 months of the closing of the acquisition, the Seller has the one time option, to accept cash consideration instead of the stock consideration as follows:
$100,000 five days following the election of cash payment, $100,000 twelve months thereafter and $100,000 twenty-four months after the acquisition closing. This cash election is subject to the same employment requirement and milestones of the stock election. This option expires 19 months from the closing of the acquisition.

     The acquisition has been accounted for under the purchase method of accounting in accordance with APB 16 EITF 95-08. The purchase price of $650,000 was allocated to the acquired assets based on the fair value of assets acquired as determined by a valuation performed by an independent appraiser. Of the purchase price, $107,000 was allocated to the covenant not to compete, $8,000 was allocated to trademarks and $535,000 was allocated to goodwill. The goodwill can primarily be attributed to the value of the work force acquired. Trademarks and goodwill will be amortized over two years which is their estimated useful life. The covenant not to compete will be amortized over five years, which is the life of the agreement. There was

                               ANDOVER.NET, INC.

$52,000 of amortization expense recorded in the statement of operations for the year ended September 30, 1999. The future cash and stock payments which are contingent solely on future employment in the amount of $283,000 will be recognized as compensation expense ratably over the term of the payments as they are directly linked to the continued employment of the two key employees. The remaining contingent payments, which are based on performance milestones, will be recognized as expense once those milestones are reached. To the extent that there is any appreciation in the market value, the compensation charges could be material higher than as disclosed.

(4) ACCOUNTS RECEIVABLE

     Accounts receivable, which result primarily from advertising sales, are presented net of an allowance for doubtful accounts. The activity in Andover.Net's allowance for doubtful accounts for the years ended September 30, 1997, 1998 and 1999 is presented in the following table:

                                       BALANCE AT                                    BALANCE AT
                                      BEGINNING OF    CHARGED TO                       END OF
                                         PERIOD        EXPENSE      DEDUCTIONS(a)      PERIOD
                                      ------------    ----------    -------------    ----------
                                                           (IN THOUSANDS)
Year ended September 30, 1997.......      $ --           $ --           $ --            $ --
Year ended September 30, 1998.......        --             13             --              13
Year ended September 30, 1999.......        13             93              6             100

------------------------------
(a) Represents amounts written off as uncollectable accounts receivable

(5) ACCRUED EXPENSES

     Accrued expenses consist of the following (in thousands):

                                                              SEPTEMBER 30,
                                                              --------------
                                                              1998     1999
                                                              ----    ------
Accrued compensation........................................  $ --    $  841
Accrued vendor commissions..................................    80        --
Other.......................................................    79       726
                                                              ----    ------
                                                              $159    $1,567
                                                              ====    ======

(6) CONVERTIBLE NOTES PAYABLE TO STOCKHOLDERS

     On June 30, 1999, Andover.Net received proceeds of $2,090,000 from the issuance of convertible notes payable in a private placement to various investors, some of whom are Andover.Net stockholders and certain outsiders (the Notes). The Notes bear interest at the prime rate (8% at June 30, 1999) per annum and are due on December 31, 1999. Upon the closing of this financing by Andover.Net in September 1999 these Notes converted into 120,214 shares of Series B Redeemable Convertible Preferred Stock issued under the new capital structure of Andover.Net (See Note 9c). Upon the closing of an initial public offering, this Series B Convertible Preferred Stock automatically converts into 603,931 shares of common stock.

     The original terms of the Notes provided for a formula based conversion price. Pursuant to the conversion terms, whereby the holders of the Notes were guaranteed beneficial conversion features depending on the amount of time the Notes were held before conversion, Andover.Net recorded an original discount of $403,000, which represents the difference between the proceeds from the notes payable and the value of the Series B preferred stock. This discount will be amortized to interest expense over 76 days, which is the period from issuance of the Notes to the period in which the Series B Redeemable preferred stock offering occurs. In addition, Andover.Net will recognize an additional interest expense of $2,124,000 which represents

                               ANDOVER.NET, INC.

the beneficial conversion feature of the 120,214 shares of Series B Redeemable Convertible Preferred Stock into 603,931 shares of common stock. This expense will be recognized in the statement of operations in the period that the initial public offering closes. (See Note 9(c))

(7) INCOME TAXES

     Andover.Net accounts for income taxes using the liability method which requires the recognition of the amount of current and deferred income taxes at the date of the financial statements as a result of all differences in the tax basis and financial statement carrying amounts of assets and liabilities, as measured by enacted tax laws.

     No provision for federal or state income taxes has been recorded, as Andover.Net has incurred net operating losses for all periods presented. As of September 30, 1999, Andover.Net had net operating loss carryforwards for federal and state income tax purposes of approximately $4,530,000 available to reduce future federal and state income taxes, if any. These carryforwards expire at various dates through 2019 and are subject to review and possible adjustment by the Internal Revenue Service. Due to the uncertainty surrounding the realization of the net deferred tax asset, Andover.Net has provided a full valuation allowance against this amount.

     U.S. tax rules impose annual limitations on the use of net operating losses following substantial changes in ownership. Andover.Net has completed several financings since its inception and has incurred an ownership change as defined by the U.S. tax rules. Andover.Net believes that this change in ownership will not have a material impact on its ability to utilize its net operating loss carryforwards.

     The approximate income tax effect of each type of temporary difference and carryforward is as follows (in thousands):

                                                                  SEPTEMBER 30,
                                                            -------------------------
                                                            1997     1998      1999
                                                            -----    -----    -------
Net operating loss carryforwards..........................  $ 530    $ 674    $ 1,824
Non-deductible expenses and reserves......................     20       37        512
Valuation allowance.......................................   (550)    (711)    (2,336)
                                                            -----    -----    -------
          Net deferred tax asset..........................  $  --    $  --    $    --
                                                            =====    =====    =======

(8) COMMITMENTS AND CONTINGENCIES

  (a) Operating Leases

     Andover.Net leases its office facility and equipment under operating leases that expire at various dates through April 30, 2004.

     Future minimum lease payments at September 30, 1999 are as follows (in thousands):

YEAR ENDED SEPTEMBER 30,
------------------------
2000........................................................  $  209
2001........................................................     205
2002........................................................     215
2003........................................................     229
2004........................................................     134
                                                              ------
                                                              $  992
                                                              ======

     Rent expense included in the accompanying statements of operations was approximately $33,000, $20,000 and $122,000 for the years ended September 30, 1997, 1998 and 1999, respectively.

                               ANDOVER.NET, INC.

  (b) Litigation

     Currently, Andover.Net is not a party to any litigation.

(9) REDEEMABLE PREFERRED STOCK

     Redeemable preferred stock consists of the following (in thousands):

                                                                SEPTEMBER 30,
                                                              -----------------
                                                               1998      1999
                                                              ------    -------
Series A redeemable preferred stock (Series A) -- $13.50
 redemption value plus accrued dividends; authorized -- 900
 shares, issued and outstanding -- 165 and 322 shares at
 September 30, 1998 and 1999, respectively (at redemption
 value).....................................................  $2,228    $ 4,353
Accrued dividends on Series A (see Dividends)...............     134        447
                                                              ------    -------
                                                              $2,362    $ 4,800
                                                              ======    =======
Series B redeemable convertible preferred stock (Series B)
  -- $21.03 redemption value plus accrued dividends;
  authorized -- 700 shares, issued and outstanding -- none
  and 601 shares at September 30, 1998 and 1999,
  respectively (at redemption value)........................  $   --    $12,628
Accrued dividends on Series B (see Dividends)...............      --         41
                                                              ------    -------
                                                              $   --    $12,669
                                                              ======    =======

  (a) Recapitalization

     In September 1999, Andover Advanced Technologies, Inc. was merged into its wholly owned subsidiary, Andover.Net. All information presented assumes an authorized 2 million shares of Preferred Stock, of which 900,000 shares will be designated as Series A redeemable preferred stock, 700,000 shares will be designated as Series B redeemable convertible preferred stock and 400,000 shares will remain undesignated effective immediately prior to the closing of the initial public offering.

  (b) Series A Redeemable Preferred Stock

     In connection with the recapitalization of Andover.Net in September 1999, all the Series C redeemable preferred stock of AAT was converted to Series A redeemable preferred stock of Andover.Net. This new Series A redeemable preferred stock has all of the same rights, privileges and preferences of the AAT Series C redeemable preferred stock. The following reflects that conversion on a retroactive basis.

     During fiscal 1997, Andover.Net amended its bylaws to change its capital structure and to authorize Series A redeemable preferred stock. Each stockholder of AAT Series A convertible preferred stock and AAT Series B convertible preferred stock received one share of Series A redeemable preferred stock and one share of common stock in a recapitalization. The Series A redeemable preferred stock has been stated at the redemption value of $13.50 plus accrued dividends. An adjustment to accumulated deficit of approximately $122,000 is reflected in the accompanying statements of stockholders' equity (deficit) to account for the issuance of the Series A redeemable preferred stock at redemption value.

     In fiscal 1997, Andover.Net sold an additional 80,001 shares of Series A redeemable preferred stock at a price of $13.50 per share, less stock issuance costs of approximately $41,000, for aggregate net proceeds of approximately $1,039,000. During fiscal 1999, Andover.Net sold 157,438 shares of Series A redeemable preferred stock, and 2,634,436 shares of common stock at a price of $0.26 per share, less stock issuance costs of approximately $33,000, for aggregate net proceeds of approximately $2,770,000.

                               ANDOVER.NET, INC.

     The Series A redeemable preferred stock (Series A Preferred Stock) holders have the following rights, preferences and privileges:

     Voting Rights

     The Series A Preferred Stock does not entitle the holder to any voting rights on any action taken by the stockholders of Andover.Net.

     Dividends

     Beginning January 1, 1998, the holders of Series A Preferred Stock are entitled to receive cumulative dividends, which will accrue and will be due and payable at an annual rate, or portion thereof for partial periods, in an amount equal to the greater of (i) the applicable percentage, as defined, of Andover.Net's pre-tax earnings or (ii) 8.0% of the original purchase price paid for the number of shares of Series A Preferred Stock outstanding on the last day of the applicable year. Dividends are not payable until approved by the Board of Directors and do not accrue interest. As of September 30, 1999, approximately $447,000 of dividends have been accrued.

     Liquidation Preference

     In certain events, including liquidation, dissolution or winding up of Andover.Net, the holders of Series A Preferred Stock are entitled to $13.50 per share plus all accumulated and unpaid dividends due before any distribution may be made to common stockholders. If the assets of Andover.Net shall be insufficient to permit payment in full to the holders of preferred stock, then the entire assets of Andover.Net that are available for distribution shall be distributed ratably.

     Redemption

     At any time on or after June 2003, at the election of the holders of 70% of the shares of Series A Preferred Stock, Andover.Net may be required to redeem the Series A Preferred Stock at a redemption price in an amount equal to the liquidation payment for the Series A Preferred Stock and shall be paid in cash.

     Andover.Net is required to redeem all shares of the Series A Preferred Stock outstanding upon the closing of an initial public offering in which the valuation of Andover.Net is at least $20 million or a qualified acquisition, as defined.

  (c) Series B Redeemable Convertible Preferred Stock

     On September 15, 1999, Andover.Net issued 600,568 shares of Series B redeemable convertible preferred stock at $21.03 per share to private investors for total consideration of $12,224,000. This includes $10,100,000 of originally issued shares and the conversion of $2,124,000 of principal and accrued interest from the June 1999 convertible notes into 120,214 shares of Series B redeemable convertible preferred stock of which 19,195 shares were issued pursuant to a beneficial conversion feature (See Note 6).

     The Series B redeemable convertible preferred stock (Series B Preferred Stock) holders have the following rights, preferences and privileges:

     Voting Rights

     The Series B Preferred Stock entitles the holder to voting rights on all actions taken by the stockholders of Andover.Net.

                               ANDOVER.NET, INC.

     Dividends

     Dividends accrue annually and are cumulative at a rate of 8% of the original purchase price of $21.03 per share, on a per share basis. Dividends must be paid before any other dividends can be declared or paid on any common stock or Series A Redeemable Preferred Stock. As of September 30, 1999, approximately $41,000 of dividends have been accrued.

     Liquidation Preference

     In certain events, including liquidation, dissolution or winding up of Andover.Net, the holders of Series B Preferred Stock are entitled to $21.03 per share plus all accumulated and unpaid dividends due before any distribution may be made to common stockholders or Series A Redeemable Preferred Stockholders. If the assets of Andover.Net shall be insufficient to permit payment in full to the holders of preferred stock, then the entire assets of Andover.Net that are available for distribution shall be distributed ratably.

     Conversion

     The Series B Preferred Stock is convertible at any time by the holders, at the then applicable conversion rate as adjusted from time to time. Upon the closing of this offering, all outstanding shares of Series B Preferred Stock will automatically convert into 3,017,133 shares of common stock, resulting in an effective purchase price of $4.05 per common share. The difference between the fair value of Andover.Net's common stock on the date of issuance and the deemed effective purchase price resulted in a beneficial conversion feature of $12.2 million, which will be reflected as interest expense in the statement of operations in the period in which this offering occurs. Of the $12.2 million interest expense charge, $10.1 relates to the originally issued shares of Series B Preferred Stock and $2.1 relates to the converted notes payable (see Note 6).

     Redemption

     At any time on or after September 2003, if Andover.Net has not made a qualified public offering of its common stock of at least $20 million, at the election of the holders of the shares of Series B Preferred Stock, Andover.Net may be required to redeem the Series B Preferred Stock at a redemption price in an amount equal to the liquidation payment for the Series A Preferred Stock and shall be paid in cash.

     The following table summarizes the activity for the AAT Series A, AAT Series B and Andover.Net Series A and Series B Preferred Stock (in thousands, except for share data):

                                                                                                               ANDOVER.NET
                                        AAT                      AAT                  ANDOVER.NET          SERIES B REDEEMABLE
                                SERIES A CONVERTIBLE     SERIES B CONVERTIBLE     SERIES A REDEEMABLE          CONVERTIBLE
                                  PREFERRED STOCK          PREFERRED STOCK          PREFERRED STOCK          PREFERRED STOCK
                               ----------------------   ----------------------   ----------------------   ----------------------
                               NUMBER OF   REDEMPTION   NUMBER OF   REDEMPTION   NUMBER OF   REDEMPTION   NUMBER OF   REDEMPTION
                                SHARES       VALUE       SHARES       VALUE       SHARES       VALUE       SHARES       VALUE
                               ---------   ----------   ---------   ----------   ---------   ----------   ---------   ----------
Balance, September 30,
1996.........................    50,000      $ 500        27,500      $ 413            --      $   --           --      $   --
 Exercise of AAT Series B
   warrants..................        --         --         6,875        103            --          --           --          --
 Issuance AAT Series B
   convertible preferred
   stock.....................        --         --           666         10            --          --           --          --
 Recapitalization of
   preferred stock...........   (50,000)      (500)      (35,041)      (526)       85,041       1,148           --          --
 Issuance of Series A
   Redeemable preferred
   stock.....................        --         --            --         --        60,001         810           --          --
 Conversion of convertible
   promissory notes and
   issuance of Series A
   redeemable preferred stock
   and common stock..........        --         --            --         --        20,000         270           --          --
                                -------      -----       -------      -----      --------      ------     --------      ------


                                 TOTAL
                               REDEMPTION
                                 VALUE
                               ----------
Balance, September 30,
1996.........................    $  913
 Exercise of AAT Series B
   warrants..................       103
 Issuance AAT Series B
   convertible preferred
   stock.....................        10
 Recapitalization of
   preferred stock...........       122
 Issuance of Series A
   Redeemable preferred
   stock.....................       810
 Conversion of convertible
   promissory notes and
   issuance of Series A
   redeemable preferred stock
   and common stock..........       270
                                 ------

                               ANDOVER.NET, INC.

                                                                                                               ANDOVER.NET
                                        AAT                      AAT                  ANDOVER.NET          SERIES B REDEEMABLE
                                SERIES A CONVERTIBLE     SERIES B CONVERTIBLE     SERIES A REDEEMABLE          CONVERTIBLE
                                  PREFERRED STOCK          PREFERRED STOCK          PREFERRED STOCK          PREFERRED STOCK
                               ----------------------   ----------------------   ----------------------   ----------------------
                               NUMBER OF   REDEMPTION   NUMBER OF   REDEMPTION   NUMBER OF   REDEMPTION   NUMBER OF   REDEMPTION
                                SHARES       VALUE       SHARES       VALUE       SHARES       VALUE       SHARES       VALUE
                               ---------   ----------   ---------   ----------   ---------   ----------   ---------   ----------
Balance, September 30,
1997.........................        --         --            --         --       165,042       2,228           --          --
 Accrued dividends on Series
   A redeemable preferred
   stock.....................        --         --            --         --            --         134           --          --
                                -------      -----       -------      -----      --------      ------     --------      ------
Balance, September 30,
 1998........................        --         --            --         --       165,042       2,362           --          --
 Accrued dividends on Series
   A Redeemable preferred
   stock.....................        --         --            --         --            --         313           --          --
 Issuance of Series A
   Redeemable preferred
   stock.....................        --         --            --         --       157,438       2,125           --          --
                                -------      -----       -------      -----      --------      ------     --------      ------
Balance, September 30,
 1999........................        --      $  --            --      $  --       322,480      $4,800           --      $   --
                                =======      =====       =======      =====      ========      ======     ========      ======


                                 TOTAL
                               REDEMPTION
                                 VALUE
                               ----------
Balance, September 30,
1997.........................     2,228
 Accrued dividends on Series
   A redeemable preferred
   stock.....................       134
                                 ------
Balance, September 30,
 1998........................     2,362
 Accrued dividends on Series
   A Redeemable preferred
   stock.....................       313
 Issuance of Series A
   Redeemable preferred
   stock.....................     2,125
                                 ------
Balance, September 30,
 1999........................    $4,800
                                 ======

(10) STOCKHOLDERS' EQUITY

  (a) Common Stock

     In November 1998, the board of directors authorized an additional 3,697,523 shares of Andover.Net's no par value common stock for an aggregate authorization of 10,987,069 shares. The board of directors also authorized an additional 184,000 shares of preferred stock for an aggregate authorization of 409,000 shares.

     Also in November 1998, the board of directors approved an increase in the number of authorized options under the Andover.Net 1995 Stock Option Plan to 1,507,142 options.

     In September 1999, the board of directors approved a 4-for-1 stock split of Andover.Net's $0.01 par value common stock. All information presented assumes an authorized 100 million shares of Andover.Net, $.01 par value common stock and the completion of a 5.0238 for 1 stock split effective immediately prior to the effectiveness of the registration statement. All references to the number of shares in the accompanying financial statements have been adjusted to reflect both stock splits on a retroactive basis.

  (b) Stock Warrants

     During the fiscal year 1996, Andover.Net issued warrants to the stockholders of the previously issued Series B Redeemable Convertible preferred stock. A total of 6,875 warrants were issued to purchase Series B Redeemable Convertible preferred stock at an exercise price of $15.00 share. The value of the warrants when issued was determined to be immaterial. The warrants were exercised during fiscal 1997 for total proceeds of approximately $103,000.

  (c) Convertible Notes Payable to Stockholders

     In May 1997, Andover.Net issued convertible promissory notes to certain stockholders (the Notes) in the sum of $100,000. The Notes were mandatorily convertible upon the additional financing of $200,000 (the conversion financing) which was completed during fiscal 1997. The Notes were converted into shares identical to the shares sold in the conversion financing. The investors received a total of 401,905 common shares and 20,000 Series C Preferred shares in exchange for the notes and an additional $200,000 in cash.

(11) STOCK OPTION PLAN

  (a) 1995 Stock Option Plan

     On October 12, 1995, Andover.Net's board of directors (the Board) approved the adoption of the 1995 Stock Option Plan (the 1995 Plan), as amended, which provides for a maximum of 1,507,140 shares of common stock to be issued as incentive stock option (ISOs) and nonqualified options. The options under the Plan may be granted to directors, officers, employees, consultants and related corporations. ISOs may be

                               ANDOVER.NET, INC.

granted at no less then fair market value (FMV) on the date of grant, as determined by the Board (no less than 110% of FMV on the date of grant for 10% or greater stockholders). Options under the Plan expire between 5 to 10 years from the date of grant. Vesting is determined by the Board and can be fully exercisable on the date of grant or in installments, as approved.

  (b) 1999 Stock Option Plan

     In August 1999, Andover.Net approved the adoption of the 1999 Stock Option Plan (the 1999 Plan), which provides for a maximum of 1,736,225 shares of common stock to be issued as ISOs and nonqualified options. The options under the Plan may be granted to directors, officers, employees, consultants and related corporations. ISOs may be granted at no less than fair market value (FMV) on the date of grant, as determined by the Board (no less than 110% of FMV on the date of grant for 10% or greater stockholders). Options under the Plan expire no more than 10 years from the date of grant. Vesting is determined by the Board and can be fully exercisable on the date of grant or in installments as approved.

     Stock option activity for the years ended September 30, 1997, 1998 and 1999 is as follows (in thousands, except per share data):

                                                                                         WEIGHTED
                                                                                         AVERAGE
                                                                                         EXERCISE
                                                                         EXERCISE         PRICE
                                                         NUMBER OF       PRICE PER         PER
                                                          SHARES           SHARE          SHARE
                                                         ---------    ---------------    --------
Outstanding, September 30, 1996........................      196       $       $0.005     $0.005
  Granted..............................................      482                0.025      0.025
  Exercised............................................      (15)               0.025      0.025
  Canceled.............................................      (25)               0.025      0.025
                                                           -----      ---------------     ------
Outstanding, September 30, 1997                              638       0.005 -  0.025      0.019
  Granted..............................................      165                0.025      0.025
  Exercised............................................      (24)               0.025      0.025
  Canceled.............................................      (56)               0.025      0.025
                                                           -----      ---------------     ------
Outstanding, September 30, 1998                              723       0.005 -  0.025      0.019
  Granted..............................................      914       0.025 -  1.066      0.201
  Exercised............................................     (227)               0.025      0.008
                                                           -----      ---------------     ------
Outstanding, September 30, 1999........................    1,410       $0.005 - 1.066     $0.139
                                                           =====      ===============     ======
Exercisable, September 30, 1999........................      559       $0.005 - 1.066     $0.067
                                                           =====      ===============     ======

     At September 30, 1999, 2,370,611 options to purchase shares of common stock were available for future grants under the Plan.

                               ANDOVER.NET, INC.

     SFAS No. 123, Accounting for Stock-Based Compensation, requires the measurement of the fair value of stock options to be included in the statements of operations or disclosed in the notes to the financial statements. Andover.Net has determined that it will continue to account for stock-based compensation for employees under the Accounting Principles Board Opinion No. 25 and elect the disclosure-only alternative under SFAS No. 123. Fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                             YEARS ENDED SEPTEMBER 30,
                                                       --------------------------------------
                                                          1997          1998          1999
                                                       ----------    ----------    ----------
Risk free interest rate..............................  6.18%-6.53%   5.62%-6.11%   4.45%-6.14%
Expected dividend yield..............................          --            --            --
Expected lives (years)...............................        5.00          5.00          5.00
Expected volatility..................................         70%           70%           70%
Weighted average fair value per share of options
  granted............................................       $1.48         $2.91         $6.95
Weighted average remaining contractual life of
  options outstanding (years)........................        6.12          8.25          8.96

     Had compensation expense for the options been determined consistent with SFAS No. 123, Andover.Net's net loss and net loss per share would have been affected as follows (in thousands):

                                                               YEARS ENDED SEPTEMBER 30,
                                                              ---------------------------
                                                               1997      1998      1999
                                                              ------    ------    -------
Net loss applicable to common shareholders --
  As reported...............................................  $ (705)   $ (608)   $(5,787)
  Pro forma.................................................  $ (884)   $ (902)   $(7,068)
Basic and diluted net loss per share applicable to common
  shareholders --
  As reported...............................................  $(0.29)   $(0.12)   $ (0.78)
  Pro forma.................................................  $(0.36)   $(0.18)   $ (0.95)

     In connection with certain stock option grants during the year ended September 30, 1999, Andover.Net recorded deferred compensation of approximately $6.2 million in connection with stock option grants of approximately 914,000, which represents the aggregate difference between the exercise price and the fair market value of the common stock as determined for accounting purposes. The deferred compensation will be recognized as an expense over the vesting period of the underlying stock options. These vesting periods range from 0 to 4 years. Andover.Net recorded compensation expense of approximately $1.0 million for the year ended September 30, 1999 related to these options.

     Certain options contain provisions that accelerate the vesting to 100% upon an initial public offering. Upon this event, additional compensation expense of approximately $800,000 relating to 260,459 options will be recorded as compensation expense. The remaining deferred compensation will be amortized over the remaining vesting period.

                INTRODUCTION TO PRO FORMA FINANCIAL INFORMATION

The following unaudited Pro Forma Combined Statements of Operations for the year ended September 30, 1999 give effect to the acquisitions by Andover.Net, Inc. of Slashdot.org and Animation Factory as if each had occurred at the beginning of the period presented. The unaudited Pro Forma Combined Statement of Operations does not include the effects of the Andover.Net, Inc. acquisition of the assets related to Freshmeat as of August 6, 1999 as Andover.Net, Inc. has determined that its effects are immaterial. The unaudited Pro Forma Combined Statement of Operations gives effect to the issuance of the convertible notes payable and their subsequent conversion into Series B Redeemable Convertible Preferred Stock as these notes were used to finance the acquisitions. These statements do not take into effect the issuance of the Series B Redeemable Convertible Preferred Stock in September 1999.

The unaudited Pro Forma Combined Statements of Operations have been prepared using the purchase method of accounting for the Acquisitions whereby the total cost of each acquisition is allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the effective dates of such acquisitions. Such allocations have been made based upon currently available information and management's estimates. Final allocations will be determined upon completion of the analysis of the assets acquired and liabilities assumed.

The unaudited Pro Forma Combined Statement of Operations for the year ended September 30, 1999 is based on the audited financial statements for the year ended September 30, 1999 of Andover.Net, Inc. and the unaudited operating results for the nine months ended June 30, 1999 of Slashdot.org and Animation Factory. The unaudited financial statements reflect all adjustments, consisting of normal recurring adjustments, which in the opinion of management are necessary for a presentation of results for the respective periods in accordance with the basis of presentation described in Note 2 of the Notes to Andover.Net, Inc.'s Financial Statements and similar statements found in the other entities' financial statements.

The unaudited Pro Forma Combined Statements of Operations do not purport to represent what the results of operations or financial position of Andover.Net, Inc. would actually have been if any of the transactions had occurred on such dates or to project the results of operations or financial positions of Andover.Net, Inc. for any future date or period. The unaudited Pro Forma Combined Statements of Operations set forth below should be read in conjunction with the respective Financial Statements and Notes thereto of the Andover.Net, Inc. included elsewhere in this Prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                               ANDOVER.NET, INC.

                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1999

                                                              HISTORICAL
                                               -----------------------------------------                        PRO FORMA
                                                                               ANIMATION                     COMBINED FOR THE
                                               ANDOVER.NET   SLASHDOT.ORG(a)    FACTORY     ADJUSTMENTS(e)     ACQUISITIONS
                                               -----------   ---------------   ---------    --------------   ----------------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
Advertising..................................    $ 2,021          $293           $ --          $    --           $  2,314
  Software product...........................        100            --            215               --                315
                                                 -------          ----           ----          -------           --------
         Total revenues......................      2,121           293            215               --              2,629
Cost of revenues:
  Editorial content and related..............        731           118             --                                 849
  Software product...........................          2            --            155                                 157
                                                 -------          ----           ----          -------           --------
         Total cost of revenues..............        733           118            155               --              1,006
                                                 -------          ----           ----          -------           --------
Gross profit.................................      1,388           175             60               --              1,623
                                                 -------          ----           ----          -------           --------
Operating expenses...........................      6,443            55             68              994(b)
                                                                                                 2,439(c)           9,999
                                                 -------          ----           ----          -------           --------
Operating income (loss)......................     (5,055)          120             (8)          (3,433)            (8,376)
Interest income (expense)....................       (378)           --             --             (172)(e)
                                                                                                (2,124)(f)         (2,674)
Other (expense) income.......................         --            --             23               --                 23
                                                 -------          ----           ----          -------           --------
Income (loss) before taxes...................     (5,433)          120             15           (5,729)           (11,027)
Income tax benefit
  (expense)..................................         --            --             --               --                 --
                                                 -------          ----           ----          -------           --------
Net income (loss)............................    $(5,433)         $120           $ 15          $(5,729)          $(11,027)
                                                 =======          ====           ====          =======           ========
Accretion on preferred stock.................        354            --             --               --                354
Net income (loss) applicable to common
  shareholders...............................    $(5,787)         $120           $ 15          $(5,729)          $(11,381)
                                                 =======          ====           ====          =======           ========
Basic and diluted net loss per share
  applicable to common stockholders..........    $ (0.78)                                                        $  (1.51)
                                                 =======                                                         ========
Basic and diluted weighted average shares
  outstanding................................      7,419                                           145(d)           7,564
                                                 =======                                       =======           ========
Other operating data:
  Depreciation and amortization..............    $   432          $ --           $ --          $    --           $    432
                                                 =======          ====           ====          =======           ========

------------------------------
(a) Includes the results of operations of the acquired businesses from the beginning of the period reporting through the respective dates of acquisition by Andover.Net (both entities on June 28, 1999).

(b) Reflects the amortization of goodwill and intangible assets associated with the acquisition of Slashdot.org and Animation Factory. The intangible assets and goodwill of Slashdot.org and Animation Factory are as follows:

             ASSET                LIFE      SLASHDOT.ORG    ANIMATION FACTORY    AMORTIZATION
             -----               -------    ------------    -----------------    ------------
Covenant not to compete........  5 years     $  242,000        $  177,000          $ 63,000
Trademarks.....................  2 years         23,000            15,000            14,000
Animation library..............  2 years             --           213,000            80,000
Goodwill.......................  2 years      1,235,000         1,017,000           837,000
                                             ----------        ----------          --------
                                             $1,500,000        $1,422,000          $994,000
                                             ==========        ==========          ========

(c) Reflects additional compensation payments required with the purchase agreements. These payments, which are solely contingent upon the continued employment of two key employees, are payable over two years and are comprised of $3.5 million of cash and $3.0 million in stock compensation. Andover.Net is recognizing this compensation expense ratably over the two year period. The remaining contingent payments of $4.6 million in stock compensation are not reflected as they are contingent upon performance milestones. At this time, it is uncertain if or when these milestones will be met.

     Included in the pro forma adjustments is nine months of this compensation expense as the Andover.Net results include three months of compensation charges. The nine month compensation expense was computed by dividing the $3.5 million cash contingent payments and the $3.0 million stock contingent payments by the 24 month payment period and multiplying by nine months.

(d) Reflects weighted shares to be issued as compensation associated with the acquisitions of Slashdot.org and Animation Factory at an offering price of $18.00. These shares are to be issued within the first nine months after the offering.

(e) Reflects interest expense on debt used to finance the acquisitions calculated using an assumed interest rate of 8.25% per annum on the convertible notes payable.

(f) Reflects the additional charge recorded as interest expense for the beneficial conversion effect of the convertible notes payable. The charge was computed assuming the issuance of the convertible notes payable at the beginning of the period presented and the conversion at September 16, 1999, which is a period of 11.5 months. Therefore, the entire charge of $2,124,000 is recognized.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To BlockStackers, Inc.:

We have audited the accompanying balance sheet of BlockStackers, Inc. (a Michigan corporation) as of December 31, 1998, and the related statements of operations, stockholders' deficit and cash flows for the period from inception (August 24, 1998) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BlockStackers, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the period from inception (August 24, 1998) to December 31, 1998, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
September 16, 1999

                              BLOCKSTACKERS, INC.
                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                              DECEMBER 31,    MARCH 31,
                                                                  1998           1999
                                                              ------------   ------------
                                                                             (UNAUDITED)
                                         ASSETS
Current assets:
  Cash......................................................      $  3           $--
  Accounts receivable.......................................        --            32
  Other current assets......................................         1             2
                                                                  ----           ---
          Total current assets..............................         4            34
                                                                  ----           ---
                                                                  $  4           $34
                                                                  ====           ===
              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................      $  5           $ 4
  Accrued expenses..........................................         4             1
                                                                  ----           ---
          Total current liabilities.........................         9             5
Stockholders' deficit:
  Common stock, no par value --
     Authorized -- 60 shares
     Issued -- 3 shares
     Outstanding -- 2 shares................................         5             5
  Retained earnings (deficit)...............................       (10)           24
                                                                  ----           ---
          Total stockholders' equity (deficit)..............        (5)           29
                                                                  ----           ---
                                                                  $  4           $34
                                                                  ====           ===

   The accompanying notes are an integral part of these financial statements.

                              BLOCKSTACKERS, INC.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                              PERIOD FROM INCEPTION
                                                                (AUGUST 24, 1998)      THREE MONTHS
                                                                     THROUGH              ENDED
                                                                DECEMBER 31, 1998     MARCH 31, 1999
                                                              ---------------------   --------------
                                                                                       (UNAUDITED)
Net revenues................................................          $ 18                 $68
Cost of revenues............................................            17                  21
                                                                      ----                 ---
          Gross profit......................................             1                  47
Operating expenses:
  Selling expenses..........................................             6                   1
  General and administrative expenses.......................             5                  12
                                                                      ----                 ---
          Total operating expenses..........................            11                  13
                                                                      ====                 ===
          Net income (loss).................................          $(10)                $34
                                                                      ====                 ===

   The accompanying notes are an integral part of these financial statements.

                              BLOCKSTACKERS, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)

                                                       COMMON STOCK
                                                     -----------------                     TOTAL
                                                                  NO      RETAINED     STOCKHOLDERS'
                                                     NUMBER OF    PAR     EARNINGS        EQUITY
                                                      SHARES     VALUE    (DEFICIT)      (DEFICIT)
                                                     ---------   -----   -----------   -------------
August 24, 1998 (Inception)........................      --       $--       $ --           $ --
  Contributed capital..............................       3         5         --              5
  Repurchase and retirement of common stock........      (1)       --         --             --
  Net loss.........................................      --        --        (10)           (10)
                                                        ---       ---       ----           ----
Balance, December 31, 1998.........................       2       $ 5       $(10)          $ (5)
                                                        ---       ---       ----           ----
  Net income (unaudited)...........................      --        --         34             34
                                                        ---       ---       ----           ----
Balance, March 31, 1999 (unaudited)................       2       $ 5       $ 24           $ 29
                                                        ===       ===       ====           ====

   The accompanying notes are an integral part of these financial statements.

                              BLOCKSTACKERS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              PERIOD FROM INCEPTION
                                                                (AUGUST 24, 1998)      THREE MONTHS
                                                                     THROUGH              ENDED
                                                                DECEMBER 31, 1998     MARCH 31, 1999
                                                              ---------------------   --------------
                                                                                       (UNAUDITED)
Cash flows from operating activities:
Net income (loss)...........................................          $(10)                $ 34
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities --
     Donated services.......................................             4                   --
     Changes in operating assets and liabilities --
       Accounts receivable..................................            --                  (32)
       Other current assets.................................            (1)                  (1)
       Accounts payable.....................................             5                   (1)
       Accrued expense......................................             4                   (3)
                                                                      ----                 ----
          Net cash provided by (used in) operating
            activities......................................             2                   (3)
                                                                      ----                 ----
Cash flows from financing activities:
  Contributed capital.......................................             1                   --
                                                                      ----                 ----
          Net cash provided by financing activities.........             1                   --
                                                                      ----                 ----
Net increase (decrease) in cash.............................             3                   (3)
Cash, beginning of period...................................            --                    3
                                                                      ----                 ----
Cash, end of period.........................................          $  3                 $ --
                                                                      ====                 ====

   The accompanying notes are an integral part of these financial statements

                              BLOCKSTACKERS, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1) OPERATIONS

     BlockStackers, Inc. (BlockStackers) was incorporated in Michigan on August 24, 1998 as an S Corporation. BlockStackers creates and hosts a web site, Slashdot.org that acts as a forum for Linux software users to discuss developments and events. Revenues are generated through advertising banners placed on BlockStackers' web site and through consulting work.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying financial statements reflect the application of certain significant accounting policies described in this note and elsewhere in the notes to financial statements.

  (a) Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (b) Revenue Recognition

     Revenues are recognized ratably in the period in which the advertisement is displayed providing BlockStackers has no remaining obligations.

  (c) Concentrations of Credit Risk

     BlockStackers has no significant off-balance sheet concentration of credit risks such as foreign exchange contracts, options contracts or other foreign hedging arrangements. Financial instruments that substantially expose BlockStackers to concentrations of credit risk consist primarily of cash. BlockStackers maintains its cash balances with a financial institution. BlockStackers operates in one industry segment and derives substantially all of its revenues from U.S. customers.

     The following table summarizes the number of customers that individually comprise greater than 10% of total revenues for the period from inception (August 24, 1998) to December 31, 1998 presented:

Revenue --
  Customer A................................................   33%
  Customer B................................................   23%

  (d)  Comprehensive Income (Loss)

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. Under SFAS No. 130, companies are required to report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners. For the period ended December 31, 1998, BlockStackers' comprehensive loss is the same as its reported net loss.

  (e) Fair Value of Financial Instruments

     Financial instruments consist principally of cash and accounts payable. The estimated fair value of these instruments approximates their carrying value.

                              BLOCKSTACKERS, INC.

  (f) New Accounting Standards

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Pursuant to SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133, SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 133 is not expected to have a material impact on BlockStackers' financial statements.

     In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of this statement did not have a material impact on BlockStackers' financial statements.

     In April 1998, AICPA issued Statement of Position 98-5, Reporting on the Costs of Start-up Activities (SOP 98-5). SOP 98-5 provides guidance on the financial reporting of start-up activities and organization costs to be expensed as incurred. SOP 98-5 did not have a material impact on BlockStackers' financial statements.

(3) INCOME TAXES

     BlockStackers has elected to be taxed as an S corporation for federal income tax purposes, which results in taxable income of BlockStackers being reported on the individual tax returns of its stockholders for federal income taxes.

(4) STOCKHOLDERS' DEFICIT

  (a) Common Stock

     At December 31, 1998, BlockStackers has authorized 60,000 shares of common stock at no par value.

  (b) Retired Common Stock

     In December 1998, BlockStackers acquired and retired 500 shares of its common stock at a purchase price of $.10 per share.

  (c) Donated Services

     During 1998, certain shareholders provided services valued at approximately $4,000 for no charge. This amount was recorded as a contribution to capital in the accompanying statement of stockholders' equity (deficit).

(5) RELATED PARTY TRANSACTIONS

     During 1998, BlockStackers operated its business from one of the shareholders' homes. Therefore, BlockStackers did not incur rent and utilities expenses.

                              BLOCKSTACKERS, INC.

(6) SUBSEQUENT EVENT

  (a) Operating Lease

     On May 1, 1999, BlockStackers entered into an operating lease for its headquarters. The approximate future minimum lease payments due under the operating lease agreement are as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
1999........................................................  $ 7
2000........................................................    4
                                                              ---
                                                              $11
                                                              ===

  (b) Sale of Assets

     On June 28, 1999, BlockStackers sold all its business assets relating to the Web site www.slashdot.org and all related trademarks, software code and hardware required to run the Web site for $1,500,000. The purchase agreement contains additional cash payments of $3,500,000 and stock consideration of $7,000,000 contingent upon certain events, as defined.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Eclipse Digital Imaging, Inc.:

We have audited the accompanying balance sheet of Eclipse Digital Imaging, Inc. (a South Dakota corporation) as of December 31, 1998, and the related statements of operations, stockholders equity and cash flows for the year then ended. These financial statements are the responsibility of Eclipse Digital Imaging, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eclipse Digital Imaging, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
September 16, 1999

                         ECLIPSE DIGITAL IMAGING, INC.

                                 BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              DECEMBER 31,    MARCH 31,
                                                                  1998          1999
                                                              ------------   -----------
                                                                             (UNAUDITED)
                                  ASSETS
Current assets:
  Cash......................................................      $ 10           $ 15
  Accounts receivable.......................................        27              1
                                                                  ----           ----
          Total current assets..............................        37             16
Property and equipment, at cost:
  Office equipment..........................................         3              3
  Computer equipment........................................        51             51
                                                                  ----           ----
                                                                    54             54
  Less -- accumulated depreciation..........................       (20)           (26)
                                                                  ----           ----
                                                                    34             28
                                                                  ----           ----
                                                                  $ 71           $ 44
                                                                  ====           ====

                   LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
  Accounts payable..........................................      $  6           $  3
  Line of credit............................................         5              8
  Accrued expenses..........................................         1              4
                                                                  ----           ----
          Total current liabilities.........................        12             15
Stockholders' equity
  Common stock, $100 par value -- authorized -- 10,000
     shares; issued and outstanding -- 400 shares at March
     31, 1999...............................................        40             40
  Additional paid-in capital................................        19             19
  Accumulated deficit.......................................        --            (30)
                                                                  ----           ----
          Total stockholders' equity........................        59             29
                                                                  ----           ----
                                                                  $ 71           $ 44
                                                                  ====           ====

   The accompanying notes are an integral part of these financial statements.

                         ECLIPSE DIGITAL IMAGING, INC.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                               YEAR ENDED     THREE MONTHS
                                                              DECEMBER 31,       ENDED
                                                                  1998       MARCH 31, 1999
                                                              ------------   --------------
                                                                              (UNAUDITED)
Net revenue.................................................      $291            $ 60
Cost of revenue.............................................       100             (71)
                                                                  ----            ----
          Gross profit......................................       191             (11)
Operating expenses:
  Sales and marketing expenses..............................        14              13
  General and administrative expenses.......................        36              14
                                                                  ----            ----
          Income (loss) from operations.....................       141             (38)
Other income................................................        10               8
                                                                  ----            ----
          Net income (loss).................................      $151            $(30)
                                                                  ====            ====

   The accompanying notes are an integral part of these financial statements.

                         ECLIPSE DIGITAL IMAGING, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                             COMMON STOCK
                                            $100 PAR VALUE
                                          ------------------   ADDITIONAL                     TOTAL
                                          NUMBER OF             PAID-IN     ACCUMULATED   STOCKHOLDERS'
                                           SHARES     AMOUNT    CAPITAL       DEFICIT        EQUITY
                                          ---------   ------   ----------   -----------   -------------
December 31, 1997 (Unaudited)..........      400       $40        $11          $ --           $ 51
  Contributed capital..................       --        --          8            --              8
  Stockholder distribution.............       --        --         --          (151)          (151)
  Net income...........................       --        --         --           151            151
                                            ----       ---        ---          ----           ----
December 31, 1998......................      400        40         19            --             59
  Net loss.............................       --        --         --           (30)           (30)
                                            ----       ---        ---          ----           ----
March 31, 1999 (Unaudited).............      400       $40        $19          $(30)          $ 29
                                            ====       ===        ===          ====           ====

   The accompanying notes are an integral part of these financial statements.

                         ECLIPSE DIGITAL IMAGING, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                   THREE MONTHS
                                                                 YEAR ENDED           ENDED
                                                              DECEMBER 31, 1998   MARCH 31, 1999
                                                              -----------------   --------------
                                                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................        $ 151             $ (30)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities --
     Depreciation and amortization..........................           13                 7
     Changes in operating assets and liabilities --
       Accounts receivable..................................          (15)               26
       Accounts payable.....................................            3                (3)
       Accrued expenses.....................................            1                 3
                                                                    -----             -----
          Net cash provided by operating activities.........          153                 3
CASH FLOWS USED IN INVESTING ACTIVITIES:
  Purchase of equipment.....................................          (13)               (1)
                                                                    -----             -----
CASH FLOWS FROM FINANCING ACTIVITIES:
  Stockholder distributions.................................         (151)               --
  Borrowings under line of credit...........................            5                 3
                                                                    -----             -----
          Net cash provided by (used in) financing
            activities......................................         (146)                3
                                                                    -----             -----
NET INCREASE (DECREASE) IN CASH.............................           (6)                5
CASH, BEGINNING OF YEAR.....................................           16                10
                                                                    -----             -----
CASH, END OF YEAR...........................................        $  10             $  15
                                                                    =====             =====
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING TRANSACTIONS:
  Contributed capital.......................................        $   8             $  --
                                                                    =====             =====

   The accompanying notes are an integral part of these financial statements

                         ECLIPSE DIGITAL IMAGING, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

(1) OPERATIONS

     Eclipse Digital Imaging, Inc. (Eclipse Digital Imaging) was incorporated on November 25, 1998. From September 1996 through December 1998, Eclipse Digital Imaging operated was organized as four individual sole proprietors, who were operating the business. On January 1, 1999, the Company reorganized by issuing 400 shares of stock to the four proprietors at $100 per share in exchange for assets of Eclipse Digital Imaging, Inc. All periods presented reflect the entity as a corporation. Eclipse Digital Imaging develops and sells animated graphics software through its Web site.

     Eclipse Digital Imaging, Inc. is subject to risks common to rapidly growing technology-based companies, including a limited operating history, dependence on key personnel, and the need for successful development and marketing of services.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying financial statements reflect the application of certain significant accounting policies, described in this note and elsewhere in the notes to financial statements.

  (a) Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (b) Revenue Recognition

     Revenue from the sale of software animation products, for which no technical support is provided, are generally recognized upon shipment of the products, net of estimated returns.

  (c) Property and Equipment

     Eclipse Digital Imaging, Inc. provides for depreciation using the straight-line method, by charges to operations in amounts estimated to allocate the cost of property and equipment over their estimated useful lives.

                                                     ESTIMATED
ASSET CLASSIFICATION                                USEFUL LIFE
--------------------                                -----------
Office equipment..................................   5 years
Computer equipment/software.......................   3 years

  (d) Concentrations of Credit Risk

     Eclipse Digital Imaging has no significant off-balance sheet concentration of credit risks such as foreign exchange contracts, options contracts, or other foreign hedging arrangements. Financial instruments that potentially expose Eclipse Digital Imaging to concentrations of credit risk consist primarily of cash and accounts receivable. Eclipse Digital Imaging maintains the majority of its cash balances with financial institutions. Concentrated credit risk with respect to accounts receivable is limited to certain customers to whom Eclipse Digital Imaging makes substantial sales. To reduce risk, Eclipse Digital Imaging routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable

                         ECLIPSE DIGITAL IMAGING, INC.

credit risk exposure is limited. Eclipse Digital Imaging, Inc. operates in one industry segment and derives substantially all of its revenues from U.S. customers.

     During the year ended December 31, 1998, one customer accounted for approximately 52% of net sales. This customer's accounts receivable balance represented approximately 98% of accounts receivable as of December 31, 1998.

  (e) Fair Value of Financial Instruments

     Financial instruments consist principally of cash, accounts receivable and accounts payable. The estimated fair value of these instruments approximates their carrying value.

  (f) New Accounting Standards

     In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Pursuant to SFAS No. 137, Deferral of the Effective Date, SFAS No. 133, Accounting For Derivative Instruments and Hedging Activities, this statement is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 133 is not expected to have a material impact on Eclipse Digital Imaging's financial statements.

     In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of this statement did not have a material impact on Eclipse Digital Imaging's financial statements.

     In April 1998, AICPA issued Statement of Position 98-5, Reporting on the Costs of Start-Up Activities (SOP 98-5). SOP 98-5 provides guidance on the financial reporting of start-up activities and organization costs to be expensed as incurred. SOP 98-5 did not have a material impact on Eclipse Digital Imaging's financial statements.

(3) INCOME TAXES

     Eclipse Digital Imaging is treated as a partnership for Federal and State income tax purposes, whereby the individual members are taxed on their proportionate share of Eclipse Digital Imaging, Inc.'s income. As a result, Eclipse Digital Imaging, Inc. does not provide for Federal or State income taxes.

(4) COMMITMENTS

  (a) Operating Leases

     Eclipse Digital Imaging leased certain office space from a related party. Included in the accompanying statements of operations for the year ended December 31, 1998 is rent expense of approximately $5,460.

     The approximate future minimum annual rent due under the operating lease agreement as of December 31, 1998 is $4,000 for the year ending December 31, 1999.

                         ECLIPSE DIGITAL IMAGING, INC.

  (b) Litigation

     In the ordinary course of business, Eclipse Digital Imaging is party to various types of litigation. Eclipse Digital Imaging believes it has meritorious defenses to all claims and, in its opinion, all litigation currently pending or threatening will not have a material adverse effect on Eclipse Digital Imaging's financial position or results of operations.

(5) LINE OF CREDIT

     On October 2, 1998, Eclipse Digital Imaging entered into a $20,000 line of credit with the bank secured by substantially all of its business assets. The line bears interest at 9.5%. At December 31, 1998, approximately $5,000 was outstanding under the line. The line of credit expires on October 2, 1999. There are no financial, negative or affirmative covenants.

(6) SUBSEQUENT EVENT

     On June 28, 1999, Eclipse Digital Imaging sold substantially all the assets and assumed certain liabilities for $1,500,000. The purchase agreement contains additional stock consideration of $1,000,000 contingent upon certain events, as defined.

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